

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-38392

BLINK CHARGING CO.
(Exact name of registrant as specified in its charter)

Nevada	03-0608147
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17301 Melford Blvd Bowie, Maryland	20715
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(305) 521-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	BLNK	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by the check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (101,542,192 shares) computed by reference to the price at which the common equity was last sold $0.94 as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025): $95,449,660

As of March 27, 2026, there were 143,144,719 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 with respect to the 2026 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

BLINK CHARGING CO.

TABLE OF CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. Forward-looking statements present our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and potential acquisitions, anticipated trends in our market, and our anticipated needs for working capital. They are generally identifiable by the use of the words "may," "will," "should," "anticipate," "estimate," "plans," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend," "could," "aim," or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements include, without limitation, the following statements:

- the EV charger industry in general is undercapitalized to satisfy the full future potential of the EV market;
- we expect to retain our leadership position with new capital;
- we do not anticipate paying any cash dividends on our common stock;
- we anticipate continuing to expand our revenues by selling our next generation of EV charging equipment, expanding Blink owned and operated charging equipment, expanding our sales channels, and implementing EV charging station occupancy fees (fees for remaining connected to the charging station beyond an allotted grace period after charging is completed), implementing subscription plans for our Blink-owned public charging locations, and advertising fees;
- we are unique in our ability to offer various business models to Property Partners (as defined herein) and leverage our technology to meet the needs of both Property Partners and EV drivers; and selling hardware to special purpose vehicles (SPVs) and operating those under long-term contracts for fees, and other emerging revenue streams.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

- changes in the market acceptance of our products and services;
- geopolitical crises, outbreak of hostilities, and acts of war involving Russia and Ukraine and the Middle East, the actions that have been and could be taken by other countries, including new and stricter sanctions and actions taken in response to such sanctions;
- increased levels of competition;
- changes in political, economic, or regulatory conditions generally and in the markets in which we operate;
- our relationships with key customers;
- impact of trade tariffs;
- adverse conditions in the industries in which our customers operate;
- our ability to retain and attract senior management and other key employees;
- our ability to respond to new technological developments quickly and effectively;
- our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our proprietary rights; and
- other risks, including those described in the "Risk Factors" section of this Annual Report.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. We cannot predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this Annual Report are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made.

Certain market data and other statistical information in this Annual Report are based on information from independent industry organizations and other third-party sources, including industry publications, surveys, and forecasts. Some market data and statistical information contained in this Annual Report are also based on management's estimates and calculations derived from our review and interpretation of the independent sources listed above, our internal research, and our knowledge of the EV industry. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source.

From time to time, forward-looking statements are also included in our other periodic reports on Forms 10-Q and 8-K, in our press releases, in our presentations, on our website, and in other materials released to the public. Any or all of the forward-looking statements included in this Annual Report and any other reports or public statements made by us are not guarantees of future performance and may turn out to be inaccurate. These forward-looking statements represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties, and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Considering these risks, uncertainties, and assumptions, the events described in the forward-looking statements might not occur or occur to a different extent or at a different time than we have described. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. All subsequent written and oral forward-looking statements concerning other matters addressed in this Annual Report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Annual Report.

Except to the extent required by U.S. federal securities law, we undertake no obligation to update or revise any forward-looking statements, whether because of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

For a discussion of factors that we believe could cause our actual results to differ materially from expected and historical results, see "Item 1A – Risk Factors" below.

In this Annual Report, unless otherwise indicated or the context otherwise requires, the "Company," "Blink," "Blink Charging," "we," "us" or "our" refer to Blink Charging Co., a Nevada corporation, and its consolidated subsidiaries.

The mark "Blink" is our registered trademark in the United States and, regarding the name of Ecotality, Inc. (whose assets we acquired in October 2013), in Australia, China, Hong Kong, Indonesia, Japan, South Korea, Malaysia, Mexico, New Zealand, Philippines, South Africa, Singapore, Switzerland, Taiwan, and is a trademark registered in the European Union under the Madrid Protocol. We have registered other trademarks and use certain trademarks, trade names, and logos that have not been registered. We claim common law rights to these unregistered trademarks, trade names, and logos.

PART I

ITEM 1.   BUSINESS.

Overview

Blink Charging Co., through its consolidated subsidiaries, is a leading owner, operator, and provider of electric vehicle ("EV") charging equipment and networked EV charging services in the rapidly growing U.S. and international markets for EVs. Blink offers EV charging equipment and services, enabling EV drivers to recharge at various locations. Blink's principal line of products and services is its Blink EV charging networks (the "Blink Network") and Blink EV charging equipment and other EV-related services. The Blink Network is a proprietary, cloud-based system that operates, maintains, and manages Blink charging stations and handles the associated charging data, back-end operations, and payment processing. The Blink Network provides fleets, property owners, managers, parking companies, and state and municipal entities ("Property Partners"), among other types of commercial customers, with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Network also provides EV drivers with vital station information, including station location, availability, and fees (as applicable).

To capture more revenues derived from providing EV charging equipment and to help differentiate Blink in the EV infrastructure market, Blink offers a comprehensive range of solutions for EV charging equipment and services that generally fall into one of the business models below, differentiated by who owns the equipment and who bears the costs of installation, equipment, maintenance, and the percentage of revenue shared.

- In our *Blink-owned turnkey business model*, we incur the charging equipment and installation costs. We own and operate the EV charging station and provide connectivity of the charging station to the Blink Network. In this model, which favors recurring and repeat revenues, we incur most costs associated with the EV charging stations; thus, we retain substantially all EV charging revenues after deducting network connectivity and processing fees. Our agreement with the Property Partner typically lasts nine years, with extensions that can bring it to 27 years.

- In our *Blink-owned hybrid business model*, we incur the charging equipment costs while the Property Partner incurs the installation costs. We own and operate the EV charging station and provide connectivity to the Blink Network. In this model, since the Property Partner incurs the installation costs, we share more of the EV charging revenues with the Property Partner after deducting Blink network connectivity and processing fees. Our agreement with the Property Partner typically lasts seven years, with extensions that can bring it to 21 years.

- In our *host-owned business model*, the Property Partner purchases, owns, and operates the Blink EV charging station and incurs the installation costs. We work with the Property Partner by providing site recommendations, connectivity to the Blink Network, payment processing, and optional maintenance services. In this model, the Property Partner retains and keeps all the EV charging revenues after deducting Blink network connectivity and processing fees.

We also own and operate car-sharing programs through our wholly owned subsidiary, Envoy Mobility (formerly Blink Mobility). These programs allow customers to share electric vehicles through subscription and on-demand services.

With the goal of being a leader in the build-out of EV charging infrastructure and maximizing our share of the EV charging market, we have established strategic commercial, municipal, and retail partnerships across industry verticals and encompassing numerous transit/destination locations, including shopping centers, airports, auto dealers, healthcare/medical, hotels, mixed-use facilities, municipal sites, multifamily residential, and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations.

In May 2025, we announced the BlinkForward Initiative, a strategic restructuring plan, aimed at accelerating the Company's path to profitability and enhancing operational efficiency. Key pillars of the BlinkForward Initiative were designed to transform the Company into a more agile and lean organization. This included a significant reduction in our global workforce from 513 to approximately 320 as of the filing of this Annual Report, reductions in other operating, general and administrative expenses, and a shift to contract manufacturing for our EV hardware, to reduce overhead expenses and focus on our intellectual property and customer experience efforts. The transition to contract manufacturing was completed in January 2026, and Blink no longer maintains manufacturing facilities in-house. Additionally, we focused on expansion of our DC Fast Charging ("DCFC") network through deployment of high-speed chargers in strategic, high-utilization locations. As a part of this focus, we launched a capital raise process and completed a $20 million funding round via the public markets in December 2025.

In July 2025, Blink acquired Zemetric Inc and its subsidiaries ("Zemetric") which filled identified gaps in our product line related to software-driven fleet management and energy management services, and a lower-cost Level 2 charger hardware lineup. Following the transaction, Harmeet Singh, Zemetric's CEO, became Blink's new Chief Technology Officer.

As of December 31, 2025, there were approximately 66,350 chargers connected to the Blink Network. Of those, approximately 58,850 were Level 2 commercial chargers and approximately 1,920 DCFC were commercial chargers, Included on Blink Network is approximately 8,250 chargers owned by us. Another estimated 23,450 units were non-networked, on other networks, international sales, or deployments, which includes public and private chargers, net of swap-outs, replacement units, and decommissioned units. Certain commercial chargers include chargers installed in residential settings for commercial purposes. All chargers, including at all international Blink locations, are categorized based on U.S. Department of Energy guidelines.

As an EV charging station leader, we understand our corporate social responsibility and remain steadfast in our commitment to fostering a cleaner, improved global environment. By prioritizing our environmental, social, and governance initiatives, we consistently enhance our standing within the EV industry as a responsible and value-enhancing service provider within the ecosystem. Upholding sustainable procurement, we are actively aligning with partners who share our vision for societal advancement and uphold ethical business standards. As our technology advances, we are devoted to implementing recycling programs aimed at repurposing older products.

Industry Overview

Electric vehicle adoption continued to expand globally during 2025. According to the Wedbush AutoTech Market Monitor (Q4 2025), approximately 25% of new vehicles sold globally in 2025 were electric, reflecting continued penetration across major automotive markets.

Public fast charging infrastructure expanded materially during 2025. Paren, a specialized EV-charging data analytics platform that monitors approximately 95% of all U.S. DC fast-charging infrastructure in real time, reported in The Paren State of the U.S. Fast Charging Industry Report for Full Year 2025 that 18,041 new DC fast charging ports were added in the United States, representing approximately 30% year-over-year growth. Deployment activity accelerated throughout the year, with 5,769 ports added in the fourth quarter, the highest quarterly total on record. As of year-end 2025, the U.S. had 70,007 public DC fast charging ports. The majority of new deployments were funded by private network operators, with NEVI-funded infrastructure representing approximately 3% of new ports added during 2025. Average nationwide utilization remained stable, with utilization averaging 16.4% in the fourth quarter of 2025, indicating that additional capacity was absorbed without a material decline in utilization. There is wide variation among states, and utilization remained highest in dense metropolitan areas and along major travel corridors.

McKinsey, a global consultancy, estimated in its DC fast charging industry report at the end of 2023 (Can Public EV Fast-Charging Stations Be Profitable in the United States?) that around 20% utilization is required for DC early economic viability and 25% - 30% utilization represents attractive economics.

Network reliability improved during 2025. Paren reported that most U.S. states recorded average reliability levels in the low 90% range, reflecting improvements in hardware performance and maintenance practices. Reliability gains were supported by replacement of legacy equipment and the deployment of newly installed ports with higher baseline performance.

Charging technology continued to advance. New public fast charging deployments increasingly shifted toward higher-power equipment. Paren reported that the share of newly deployed 250 kW and higher power ports increased throughout 2025, reaching 51% of new non-Tesla deployments in the fourth quarter, while lower-power ports represented a declining share of new installations.

Public fast charging prices remained relatively stable during 2025. Paren reported that average prices across most U.S. states ranged between $0.45 and $0.53 per kilowatt-hour. Fixed per-kilowatt-hour pricing remained the predominant pricing model, accounting for approximately 80% of pricing structures nationwide. While pricing varied by metropolitan area, particularly in higher-utilization markets, overall pricing levels remained stable during the year.

Overall, industry data indicate that the electric vehicle charging sector continued to scale during 2025, characterized by increased infrastructure deployment, rising charging demand, improving reliability, higher-power charging capabilities, and stable pricing.

Our EV Charging Solutions

We offer a variety of EV charging products and services to Property Partners and EV drivers.

EV Charging Solutions

- *Level 2.* We offer a wide range of Level 2 (AC) EV charging equipment, ideal for commercial and residential use, with the North American Standard J1772 connector, the North American Charging Standard ("NACS") connector, and the Type 2 connector compatible with EVs in Europe,

  Our commercial Level 2 chargers consist of the EQ (Europe & the UK), and the Series 7, 8, and 10 families (North America), which are available in pedestal, wall mount, and pole mount configurations. As a result of the Zemetric acquisition by Blink, we now have a next generation, intelligent and flexible Level 2 charger, *the Shasta*, that was built with ISO 15118 readiness (enabling "Plug & Charge" functionality) and high interoperability, allowing it to work seamlessly across different network standards. The Series 7, 8, and 10 families and the Shasta chargers offer an optional cable management system. Our chargers can all connect to the Blink Network for a wide range of software solutions. Level 2 charging stations typically provide a full charge in five to ten hours. Level 2 chargers are ideally suited for low-cost installations and are frequently used in parking locations, such as workplaces, multifamily residential, retail, hospitality, and mixed-use, parking garages, such as those operated by municipalities, universities/schools, hospitals and airports.

- *International Products.* We offer Level 2 AC and DC products for the rapidly expanding international markets targeted at the residential, workplace, retail, parking garages, leasing companies, hospitality, and other locations. These products are available with the Type 2, GBT, and CCS2 connectors and include the EQ 200 and other third-party hardware sourced based on the Company's specific requirements.

- *DCFC.* We offer a complete line of DCFC equipment that ranges from 30kW to 600kW, supporting the NACS, CCS1, and 'CHAdeMo' connectors, and typically can provide an 80% charge in less than 30 minutes. Installation of DCFC stations and grid requirements are typically greater than Level 2 charging stations and are ideally suited for dense metropolitan areas and locations between long distance travel destinations. These include our 30kW-360kW All-In One DC Fast Chargers, and Distributed Cabinet and Dispenser DC Fast Chargers up to 600kW.

- *Blink Network.* The Blink Network is a cloud-based software platform that manages our network of EV chargers around the world for remote monitoring, management, pricing, payment processing, customer support, load management, roaming, data reporting, and other features.

- *Blink Charging Mobile App.* We offer Blink Charging Mobile Apps (iOS and Android) that provide convenience for EV drivers by allowing them to search for nearby chargers and amenities. The app also includes charger information like speed and availability and incorporates payment functionality, eliminating the need for a credit card.

- *Energy Management Systems.* We offer Energy Management Systems ("EMS") to fleets to optimize their energy costs. Our EMS solution can be integrated into existing charger and fleet management solutions, which allows Blink to be a flexible and value-added solution within existing software stacks.

Competitive Advantages/Operational Strengths

Long-Term Contracts with Property Owners. We have strategic and often long-term agreements that include location exclusivity with Property Partners across numerous transit/ destination locations, including airports, car dealers, healthcare/medical, hotels, mixed-use facilities, municipal locations, multifamily residential, and condo, parks and recreation areas, parking lots, religious institutions, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations. Property Partners include well-recognized companies, large municipalities, government entities and local businesses. We continue to generate new contracts with Property Partners that previously secured our services independently or had contracts with the EV service providers that we acquired in the past.

Vertically integrated platform and IP, with outsourced manufacturing. We are a vertically integrated charging equipment and software provider from design through network operations, and we leverage contract manufacturing partners for hardware production. This model allows us to control product roadmap, software, and customer experience, while reducing fixed overhead and focusing on our intellectual property and operational uptime.

Differentiated but Flexible Business Models. We own, operate and supply proprietary electric vehicle charging equipment and networked EV charging services. We believe that our ability to provide various business models, and to leverage our proprietary technology to meet both Property Partners' and EV drivers' needs, is creating a competitive advantage for Blink, which will enhance access to long-term growth opportunities at profitable margins, in the markets where we operate.

Ownership and Control of EV Charging Stations and Services. We own and operate a considerable percentage of our charging stations, which is a significant differentiation between us and some of our primary competitors. This owner-operator model allows us to control the settings and pricing for our EV charging services, service the equipment as necessary, and have more effective brand management and price uniformity. For stations that we do not own, we are making our best efforts to encourage owners to keep the stations operating in good order and, in some cases, to replace faulty stations with our new charging station equipment.

Our Growth Strategy

Our objective is to continue to grow as a vertically integrated and leading provider of EV charging solutions by deploying EV charging infrastructure at mass scale. By doing so, we aim to enable the accelerated growth of EV adoption and the EV industry. Key elements of our growth strategy include:

- *Relentless Focus on Customer Satisfaction.* Our objective is to increase overall customer satisfaction among new and existing Property Partners and EV drivers. This entails prioritizing charger uptime and availability while expanding and enhancing EV charging infrastructure within densely populated regions of high demand. We are committed to optimizing the productivity and utilization of existing EV charging stations, as well as enhancing the key features of our EV charging station hardware and Blink Network.

- *Pursue Strategic Opportunities to Expand Blink-Owned Turnkey and Hybrid Models.* We have structured our business to identify and pursue opportunities to develop Blink's owner and operator business model with locations that have potential for high utilization, where grant or rebate funds are available, and where we can realize long-term benefit for the EV charging location and anchor recurring revenue.

- *Continue to Invest in Technology Innovations.* We continue to enhance product offerings available in our EV charging hardware, cloud-based software, and networking capability in the U.S. and internationally. Our Networks can serve a wide variety of EV equipment, languages, currencies, and applications, allowing Blink to stay competitive in the fast-moving EV charging landscape. Concurrently, the mobile app creates seamless driver charging experience. Our software implementation allows us to remain technology agnostic to enable the onboarding of Open Charge Point Protocol ("OCPP") compliant equipment from other manufacturers onto our network.

- *Strengthen and Support our Human Capital.* Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

- *Expand Sales and Marketing Resources.* We intend to further invest in sales and marketing infrastructure to capitalize on market growth and expand our go-to-market strategy while maintaining a disciplined approach to expenses. We use a direct sales force, as well as maintaining relationships with notable reseller partners and electrical equipment distributors.

- ***Seek Strategic Acquisition Opportunities.*** We seek domestic and international acquisition opportunities which are accretive towards our profitability targets, while allowing us to expeditiously expand our footprint of EV charging station locations, product offerings, and Blink Network's reach.

- ***Leverage Our Early Mover Advantage.*** We continue to leverage our extensive and defendable early-mover advantage and the digital customer experience we have created for both EV drivers and Property Partners. Our established network, scale, and software platform enable drivers to transact charging sessions across a single, cohesive network. Blink chargers are deployed across North America, mainland Europe, and the United Kingdom, providing broad geographic coverage and reinforcing network effects that support continued driver engagement and partner adoption.

- ***Appropriately Capitalize Our Business.*** We continue to pursue new potential capital sources to deliver critical operational objectives and the necessary resources to execute our long-term growth strategy. The EV charging industry, in general, is undercapitalized to deliver the full potential of expected EV market growth. We expect to retain our leadership position with new growth capital as required.

Sales

Our sales organization builds and maintains long-term business relationships with our customers by utilizing our three core business models, outlined above. These business models provide a high degree of flexibility to match host location goals and objectives for EV charging with our premier equipment and software solutions. Our team identifies locations that have the potential to create long-term, recurring value for the Property Partner and Blink. Sales personnel can pivot to host-owned equipment sales , the hybrid-ownership model or the charging-as-a-service models as a function of our evaluation of whether the location is as a promising generator of future repeat and recurring revenues. The team strives to maintain a balance between equipment sales that grow revenue today, and owner-operator sites at locations that have potential to generate strong repeat and recurring revenues in the future.

We also engage with strategic distributor and reseller partners across a range of vertical markets within the US, mainland Europe, and the UK. These organizations typically have unique relationships or capabilities within their respective markets and provide Blink with additional sales opportunities and market coverage. These partnerships amplify Blink's sales reach and are authorized to sell our EV charging hardware, software services (connectivity to the Blink Network), and extended warranty service plans.

In 2025, we continued diversifying our global footprint by securing agreements with new customers across public and private commercial sectors. Our expansion into critical infrastructure, including major airport authorities, localities and cities, healthcare networks, and premium commercial hubs, underscores the versatility of the Blink ecosystem and our ability to capture demand in both the municipal and private commercial markets. Along with these new business relationships, we forged critical strategic relationships with organizations that directly or indirectly influence EV charging station purchase decisions.

Our internal marketing team works to promote and sell our services to a variety of vertical markets, and directly to EV drivers. We also utilize marketing and communication channels, including press releases, email marketing, website (www.blinkcharging.com), pay-per-click advertising, social media marketing, webinars, sponsorships, and partnerships, advertising, and conferences. Our website's information is not, and will not be deemed, a part of this Annual Report or incorporated into any other filings we make with the SEC.

We anticipate continuing to grow our revenues by (i) selling our next generation of EV charging equipment to current as well as to new Property Partners across a variety of vertical markets, (ii) expanding our sales channels to wholesale distributors, utilities, OEMs, solar integrators, and dealers, which will include implementing EV charging station occupancy fees (after charging is completed, fees for remaining connected to the charging station beyond an allotted grace period) and subscription plans for EV drivers on our company-owned public charging locations, (iii) adding Blink owned and operated charging stations in locations with increasing utilization metrics, and (iv) offering maintenance and extended warranty programs for our chargers and services.

Our Customers and Partners

We have strategic partnerships across numerous vertical market locations and have hundreds of Property Partners that include well-recognized companies, large municipalities, and local businesses. We strive to engage all Blink-owned turnkey and hybrid property partners with exclusive EV charging contracts. This strategy further supports our owner-operator model to generate repeat and recurring revenue for Blink. We continue to establish new contracts with Property Partners that previously secured our services independently or had prior contracts with EV service providers that Blink has acquired.

Our revenues are primarily derived from fees charged to EV drivers for EV charging in public locations, EV charging hardware sales, Blink Network fees, and sales of equipment warranties. EV charging fees to drivers are generally based on an hourly rate, by energy dispensed per kilowatt-hour ("kWh"), and/or by session. Such fees are calculated based on various factors, including associated station costs, competitive activities, and local electricity tariffs. EV charging hardware is sold to our customers engaged with our host-owned business model. Additionally, we generate revenues from our EV car-sharing program through Envoy, which allows customers the ability to retain electric vehicles through a subscription service.

We are focused on profitable international expansion and have made significant progress at expanding our business outside of North America, focusing primarily on mainland Europe and the United Kingdom.

Our Competition

The EV charging equipment and service market is highly competitive, and we expect the market to become increasingly competitive as new entrants enter this growing market. Our products and services generally compete on product performance and features, the total cost of ownership, quality of customer experience, sales capabilities, financial stability, brand recognition, product reliability, and the installed base's size. Notable competitors in the US currently include ChargePoint, which manufactures EV charging equipment and operates the ChargePoint Network, EVgo and Electrify America, who offer high-speed DC fast public charging with pay-as-you-go and subscription models, and Tesla. Other companies include Loop, Swtch, Flo, Clipper Creek, StarCharge, Wallbox, Autel, and EV Connect. Many other EV charging companies offer non-networked or "basic" chargers with limited customer leverage but could provide a low-cost solution for basic charger needs in commercial and home locations.

We continue to differentiate ourselves through a flexible, multi-industry approach bridging the gap between essential public infrastructure and private commercial hubs. By offering various deployment configurations, from direct sales to our Owner-Operator and Hybrid models, we aim to provide the right solution at the right price for our customers. This vertical integration ensures that we don't just sell a product; we own the charging experience. We believe that this "owner-operator" differentiation de-risks our partners' investment while securing Blink's position in the global EV ecosystem.

Government Grants

We have a dedicated team that identifies and pursues federal, state and international funding opportunities in the US, mainland Europe and the UK for EV charging infrastructure development. Grants for EV charging infrastructure accelerate the deployment of EV charging infrastructure at the scale needed to accompany the rapid growth in the percentage of EVs in vehicle fleets in the markets in which we operate. We are committed to pursuing EV charging development grant opportunities in all U.S. states where they are available. Funding sources in the U.S. include the Department of Energy, Department of Transportation, Department of Agriculture, the VW mitigation settlement trust fund, funding initiatives from utility service providers and various state, and local jurisdictions. Blink has recently completed grant projects in Maryland, Illinois, New Jersey, Florida, and Delaware, increasing our DCFC footprint throughout the East Coast and Midwest, with additional projects slated for deployment in 2026 and beyond.

Disclosure Related to Climate Change

In March 2024, the SEC adopted rules mandating disclosure of climate-related risks and greenhouse gas emissions in companies' annual reports and registration statements, with compliance requirements phased in beginning with fiscal year 2025 filings for certain registrants. In April 2024, the SEC stayed the rules' effectiveness pending judicial review. In March 2025, the SEC voted to formally withdraw its legal defense of the rules, and they remain stayed pending the outcome of the judicial proceedings.

Privacy and Data Security Laws

We are currently subject, and/or may in the future be subject to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted some form of privacy and data security laws and regulations which impose significant compliance obligations.

The European Union's General Data Protection Regulation ("GDPR") is a comprehensive data privacy law that came into effect in May 2018. It is wide-ranging in scope, and imposes several requirements relating to the control over personal data by individuals to whom the personal data relates, the information provided to the individuals, the documentation we must maintain, the security and confidentiality of the personal data, requirements around data breach and notification, and the use of third-party processors in connection with the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data outside of the European Union ("EU"), provides enforcement authority, and authorizes the imposition of large penalties for noncompliance, including the potential for significant fines. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between Blink Charging and its subsidiaries, including employee information. The GDPR has increased our responsibility and potential liability in relation to all types of personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, which could divert management's attention and increase its cost of doing business, and despite our ongoing efforts to bring our practices into compliance with the GDPR, we may not always be successful.

Additionally, we are governed by a California state privacy law called the California Consumer Privacy Act of 2018 ("CCPA"), which contains requirements similar to those to the GDPR for the handling of personal information for California residents. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered companies to provide new disclosures to California consumers (as that word is broadly defined in the CCPA), and new ways for such consumers to opt out of certain sales of personal information, and to allow for a new cause of action for data breaches. Further, California voters approved a new privacy law, the California Privacy Rights Act ("CPRA") in November 2020. Effective starting on January 1, 2023, the CPRA significantly modifies the CCPA, including by expanding the consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency, the California Privacy Protection Agency ("CPPA"), that is vested with authority to implement and enforce the CCPA and the CPRA. More recently, several other states have passed or are in the process of passing comprehensive data privacy laws, including the Virginia Consumer Data Protection Act ("VCDPA"), the Colorado Privacy Act ("CPA"), the Connecticut Data Privacy Act ("CTDPA"), and the Utah Consumer Privacy Act ("UCPA"). The Virginia law became effective on January 1, 2023; the Colorado law became effective on July 1, 2023; and the Connecticut law became effective on July 1, 2023. The Utah Privacy Act came into force on December 31, 2023, and there are expected legislative changes in other states as well, shaping the evolving national data privacy landscape.

The GDPR, CCPA, CPRA, VCDPA, CPA, CTDPA and UCPA exemplify the exposure of our business to the evolving regulatory environment related to personal data. Our compliance costs and potential liability may increase as a result of such additional regulatory requirements related to data privacy and data security. Some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted or are in the process of adopting privacy and data security laws and regulations which impose significant compliance obligations.

Environmental, Social, and Governance (ESG)

We are committed to sourcing only responsibly produced materials. We have a zero-tolerance policy when it comes to child or forced labor and human trafficking by our suppliers.

Government Regulation and Incentives

State, regional and local regulations for installing EV charging stations vary by jurisdiction and may include requirements around permitting, inspection, licensing, and certifications. Compliance with such regulations may cause installation delays.

We intend to continue to vigorously seek incentives such as government grants, loans, rebates, and subsidies, as cost-effective means of reducing our capital investment in the promotion, purchase and installation of charging stations where applicable. A range of incentives are currently offered to encourage electric vehicle adoption at the federal, state and local levels.

OSHA

We are subject to the Occupational Safety and Health Act of 1970, as amended ("OSHA"). OSHA establishes specific employer responsibilities, including maintaining a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various recordkeeping, disclosure and procedural requirements. Multiple standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. We are in full compliance with OSHA regulations.

NEMA

The National Electrical Manufacturers Association ("NEMA") is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for developing technical standards in the industry and users' best interests, advocating industry policies on legislative and regulatory matters, and collecting, analyzing, and disseminating industry data. All products distributed within the U.S. adhere to the applicable NEMA standards governing such merchandise.

Waste Handling and Disposal

We are subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste, and may impose strict, joint, and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed of or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they imposed. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation, and disposal of hazardous wastes. Certain components of our products are excluded from RCRA's hazardous waste regulations, provided certain requirements are met (as detailed in the section "CESQG," below). However, if these components do not meet all the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses.

Similar laws exist in other jurisdictions where we operate. Additionally, in the EU, we are subject to the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"). The WEEE Directive provides for the creation of a collection scheme where consumers return waste electrical and electronic equipment to merchants, such as Blink Charging. If we fail to properly manage such waste electrical and electronic equipment, it may be subject to fines, sanctions, or other actions that may adversely affect on our financial operations.

CESQG

As a Conditionally Exempt Small Quantity Generator ("CESQG"), we generate a limited quantity of hazardous waste, mainly solvent contaminated wipes, which are transported to local solid waste facilities. Scrapped electronic boards are transported to a local recycler. A CESQG of hazardous waste is defined as a generator that:

- produces no more than 100 kg (220 lbs.) of hazardous waste per calendar month;

- produces no more than 1 kg (2.2 lbs.) of acute hazardous waste per calendar month;

- never accumulates more than 1,000 kg (2,204 lbs.) of hazardous waste at any one time; and

- never accumulates more than 1 kg (2.2 lbs.) of acute hazardous waste at any one time.

The use of our machinery and equipment must comply with the following applicable laws and regulations, including safety and environmental regulations:

- General Safety for All Employees – Includes health hazard communication, emergency exit plans, electrical safety-related work practices, office safety, and hand-powered tools.

- Technicians and Engineers – Only authorized persons (technicians and engineers) perform product testing and repair in the facility's production and engineering areas, including those engineers involved in field service work. Regulations include control of hazardous energy sources and the use of personal protective equipment.

- Logisticians – Includes forklift operations performed only by certified shipping/receiving personnel and material handling and storage.

We fully comply with the general industry category's environmental regulations applicable to us as a CESQG.

Intellectual Property

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. Our success depends partly on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

Our patents relate to various EV charging station designs. We intend to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide a meaningful competitive advantage. If we cannot do so, our ability to protect our intellectual property or prevent others from infringing our proprietary rights may be impaired.

Human Capital Resources

Our experienced employees and management team are some of our most valuable resources, and we are committed to attracting, motivating, and retaining top talent. As of December 31, 2025, we had 320 employees and contractors. With exception of Belgium, none of our employees are represented by a union or covered by a collective bargaining agreement.

Two employees in our Belgian entity are represented by a union in accordance with Belgian labor legislation. Due to the size of the Belgian company (at time of mandatory social elections) within the applicable joint committee, a union delegation (CPBW) was required and put in place. These employees are based in our Antwerp office.

We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing opportunities to expand our business within their areas of expertise and continue to provide our personnel with opportunities for growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Diversity and Inclusion and Ethical Business Practices. We believe that a company culture focused on diversity and inclusion is a crucial driver of creativity and innovation. We also believe that diverse and inclusive teams make better business decisions, ultimately driving better business outcomes. We are committed to recruiting, retaining, and developing high-performing, innovative, and engaged employees with diverse backgrounds and experiences. This commitment includes providing equal access to, and participation in, equal employment opportunities, programs, and services without regard to race, religion, color, national origin, disability, sex, sexual orientation, gender identity, stereotypes, or assumptions based thereon. We welcome and celebrate our teams' differences, experiences, and beliefs, and we are investing in a more engaged, diverse, and inclusive workforce.

We also foster a strong corporate culture that promotes high standards of ethics and compliance for our business, including policies that set forth principles to guide employee, officer, director, and vendor conduct, such as our Code of Business Conduct and Ethics. We also maintain a whistleblower policy and anonymous hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of our businesses, employees, officers, directors, or vendors.

Available Information

We maintain a corporate website at www.blinkcharging.com. Our website's information is not, and will not be deemed, a part of this Annual Report or incorporated into any other filings we make with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available, free of charge, on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our corporate governance documents, including our code of conduct and ethics, are also available on our website. In this Annual Report, we incorporate by reference certain information as identified herein from parts of our proxy statement for our 2025 Annual Meeting of Stockholders, which we will file with the SEC and will be available, free of charge, on our website. Reports of our executive officers, directors, and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available on our website.

ITEM 1A. RISK FACTORS.

In addition to other information in this Annual Report and in other filings we make with the Securities and Exchange Commission ("SEC"), the following risk factors should be carefully considered in evaluating our business as they may have a significant impact on our business, operating results and financial condition. If any of the following risks occur, our business, cash flow, results of operations, financial condition and future business prospects could be materially and adversely affected, and the trading price of our common stock could decline. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and stockholders and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business

We have a history of substantial net losses and expect losses to continue in the future; if we do not achieve and sustain profitability, our financial condition could suffer.

We have experienced substantial net losses, and we expect to continue to incur substantial losses for the foreseeable future. We incurred net losses of approximately $83.4 million, $201.3 million and $203.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, we had net working capital of approximately $26 million and an accumulated deficit of approximately $822 million. We have not yet achieved profitability.

If our revenue grows slower than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, and our financial condition could suffer. We can give no assurance that we will ever achieve profitable operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Whether we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. We may need to borrow additional funds or sell our equity or debt securities, or some combination of both, to provide funding for our operations in the future. Such additional funding may not be available on commercially reasonable terms, or at all, and any equity financing would be dilutive to our stockholders.

We may need additional capital to fund our growing operations but cannot assure you that we will be able to obtain sufficient capital from potential sources, and we may have to limit the scope of our operations or take actions that may dilute your financial interest.

We will need additional capital to fund our growing operations in the future. If adequate additional financing is not available on reasonable terms or available at all, we may not be able to undertake expansion or continue our marketing efforts and we would have to modify our business plans accordingly. The extent of our capital needs will depend on numerous factors, including: (i) our profitability; (ii) the release of competitive products and/or services by our competition; (iii) the level of our investment in research and product development; (iv) the amount of our capital expenditures, including acquisitions; and (v) our growth. We cannot be certain that additional funding and incremental working capital will be available to us on acceptable terms, if at all, or that it will exist in a timely and/or adequate manner to allow for the proper execution of our near and long-term business strategy. If sufficient funds are not available on terms and conditions acceptable to management and stockholders, we may be required to delay, reduce the scope of, or eliminate further development of our business operations.

Even if we obtain requisite financing, it may be on terms not favorable to us, it may be costly and it may require us to agree to covenants or other provisions that will favor new investors over existing stockholders or other restrictions that may adversely affect our business. Additional funding, if obtained, may also result in significant dilution to our stockholders.

Our revenue growth ultimately depends on consumers' willingness to adopt EVs in a market that is still in its early stages.

Our growth is highly dependent upon the adoption by consumers of EVs, and we are subject to the risk of reduced demand for EVs. If the market for EVs does not gain broader market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results will be harmed. The market for electric vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, specifically EVs, include:

- perceptions about EV quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs;
- the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use;
- limitations in the development of battery technology;
- concerns regarding the stability of the electrical grid and the rising price of electricity;
- improvements in the fuel economy of the internal combustion engine;
- the initial cost of purchasing EVs compared to conventional gas-powered automobiles;

- the number, price and variety of EV models available for purchase;
- consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive;
- EV supply chain disruptions including availability of certain components such as semiconductors, microchips, and lithium, availability of batteries and battery materials, and geopolitical, tariff, and trade issues that may disrupt the EV supply chain;
- volatility in the cost of oil and gasoline and the impact of international conflicts;
- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
- access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost to charge an EV; and
- the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of zero emission vehicles.

The influence of any of the factors described above may negatively impact the widespread consumer adoption of EVs, which would materially and adversely affect our business, operating results, financial condition and prospects.

War, terrorism, other acts of violence or natural or human-made disasters may affect the markets in which we operate, our customers, our delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or human-made disasters, including famine, flood, fire, earthquake, storm or public health crises. Such events may cause customers to suspend their decisions on using our services, make it impossible for us to render our services, cause restrictions, and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel and to physical facilities and operations, which could materially adversely affect our financial results.

Further, the current Russia-Ukraine and Middle East conflicts have created extreme volatility in the global financial markets and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets and heightened volatility of commodity and raw material prices. In addition, recently there has been increasing geopolitical tension between China and Taiwan that may affect future shipments from Taiwan based electronics suppliers for certain of our EV chargers. Any such volatility or disruptions may have adverse consequences for us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy, capital markets or commodity and raw material prices resulting from the conflicts in Ukraine and the Middle East, the geopolitical tensions between China and Taiwan or any other geopolitical tensions.

Changes to corporate average fuel economy standards may negatively impact the EV market, which would adversely affect our business.

To meet higher fuel efficiency and greenhouse gas emission standards for passenger vehicles, automobile manufacturers are increasingly using technologies, such as turbocharging, direct injection and higher compression ratios, which require high octane gasoline. If fuel efficiency of vehicles continues to rise, and the affordability of internal combustion vehicles increases, the demand for electric vehicles could diminish. If consumers no longer purchase EVs, or purchase fewer EVs, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our quarterly operating results may fluctuate significantly.

We expect that our operating results may be subject to substantial quarterly fluctuations. If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We are unable to predict the ultimate impact of equipment order delays and chip shortages on our business and future results of operations, financial position and cash flows.

The global chip shortage and supply chain disruption over the past several years caused some temporary delays for us in equipment orders from our contract manufacturer. As federal, state, local and foreign economies returned to pre-pandemic levels and the demand for charging station usage increased, these delays and shortages became less apparent; however, we are unable to predict the extent of any final recovery from prior years due to the uncertainty of the possible occurrence of another pandemic or other epidemics. As a result, we are unable to predict the ultimate impact that equipment order delays and chip shortages will have on our business and our future results of operations, financial position and cash flows.

We rely on a limited number of vendors for our EV charging equipment and related support services. The loss of any of these partners would negatively affect our business.

We rely on a limited number of vendors for design, transfer review, manufacturing, and testing of EV charging equipment which is generally sole sourced with respect to components as well as aftermarket maintenance and warranty services. The reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternative or replacement vendors beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Therefore, our business would be adversely affected if one or more of our vendors were impacted by any interruption at a particular location.

If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to supplement service or replace them on acceptable terms, which may impact our ability to install chargers in a timely manner. Thus, the loss of any significant vendor would have an adverse effect on our business, financial condition and operating results.

We may be adversely affected by inflationary or market fluctuations, including the impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

The prices we pay for the principal items we consume in performing our services are dependent primarily on current market prices. We have consolidated certain supply purchases with national vendors through agreements containing negotiated prospective pricing. In the event such vendors are not able to comply with their obligations under the agreements and we are required to seek alternative suppliers, we may incur increased costs of supplies and/or supply disruptions.

EV chargers are impacted by commodity pricing factors, including the impact of tariffs and trade barriers, which in many cases are unpredictable and outside of our control. We seek to pass on to customers such increased costs but sometimes we are unable to do so. Even when we can pass on such costs to our customers, from time to time, sporadic unanticipated increases in the costs of certain supply items due to market or economic conditions may result in a timing delay in passing on such increases to our customers. This type of spike and unanticipated increase in EV charger costs could adversely affect our operating performance, and the adverse effect could be greater if we are delayed in passing on such additional costs to our customers (e.g., where we may not be able to pass such increase on to our customers until the time of our next scheduled service billing review). We seek to mitigate the impact of an unanticipated increase in the cost of such supplies through consolidation of vendors, which increases our ability to obtain more favorable pricing.

Our cost of labor may be influenced by factors in certain market areas. Our hourly employees could be affected by wage rate increases in the federal or state minimum wage rates, wage inflation or local job market adjustments. We do not have a contractual right to automatically pass through all wage rate increases resulting from wage rate inflation or local job market adjustments, and we may be delayed in doing so. Our delay in, or inability to pass such wage increases through to our customers could have a material adverse effect on our financial condition, results of operations and cash flows.

We have global operations and face risks related to health crises that could negatively impact our financial condition.

Our business, the businesses of our customers and the businesses of our charging equipment suppliers could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis like the Covid-19 pandemic. During the Covid-19 pandemic (March 2020 to May 2023), a significant component supplier of our Blink IQ 200 charging station located in Taiwan who, in turn, sourced assembly parts from China, was particularly impacted. A significant or prolonged outbreak of contagious diseases like Covid-19 and its variants in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our EV supply equipment and related networked services and likely impact our operating results. Such events could result in the complete or partial closure of our Taiwan supplier's manufacturing facility, the interruption of our distribution system, temporary or long-term disruption in our supply chains from Asia and other international suppliers, disruptions, or restrictions on our employees to work or travel, delays in the delivery of our charging stations to customers, and potential claims of exposure to diseases through contact with our charging stations. If the impact of an outbreak continues for an extended period, it could materially adversely impact our supply chain, access to capital and the growth of our revenues.

Climate change may have a long-term impact on our business.

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure throughout the United States and in other countries where we have operations, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume our EV charging operations.

Computer malware, viruses, hacking, cyberattacks, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse, encryption or theft of data. Computer malware, viruses, computer hacking, cyberattacks and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Our network security business disruption insurance may not be sufficient to cover significant expenses and losses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract customers. Any significant disruption to our website or internal computer systems could result in a loss of customers and could adversely affect our business and results of operations.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our mobile application is unavailable when customers attempt to access it or it does not load as quickly as they expect, customers may seek other services.

Our platform functions on software that is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems and equipment as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. If we do not make the necessary investments or upgrades to maintain a network capable of operating on current and future generations of broadband cellular network technology, namely the 4G and 5G systems, our business and operating results could be adversely impacted.

We have a disaster recovery program to transition our operating platform and data to an alternative location in the event of a catastrophe. However, there are several factors ranging from human error to data corruption that could materially lengthen the time our platform is partially or fully unavailable to our user base as a result of the transition. If our platform is unavailable for a significant period of time as a result of such a transition, especially during peak periods, we could suffer damage to our reputation or brand, and loss of revenues, all of which could adversely affect our business and financial results.

Growing our customer base depends upon the effective operation of our mobile applications with mobile operating systems, networks and standards that we do not control.

We are dependent on the interoperability of our mobile applications with popular mobile operating systems that we do not control, such as Google's Android and iOS, and any changes in such systems that degrade our products' functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. Additionally, to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards.

If we are unable to keep up with advances in EV technology, we may suffer a decline in our competitive position. The EV industry is characterized by rapid technological change. If we are unable to keep up with changes in EV technology, our competitive position may deteriorate, which would materially and adversely affect our business, prospects, operating results and financial condition. As technologies change, we plan to upgrade or adapt our EV charging stations and Blink Network software to continue to provide EV charging services with the latest technology. However, due to our limited cash resources, our efforts to do so may be limited. Any failure of our charging stations to compete effectively with other manufacturers' charging stations will harm our business, operating results and prospects.

We need to manage growth in operations to realize our growth potential and achieve expected revenues; our failure to manage growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

To take advantage of the growth that we anticipate in our current and potential markets, we believe that we must expand our marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect to continue improving our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

To achieve the above-mentioned targets, the general strategies of our company are to maintain and search for appropriate talent who have innovative mindset and initiatives, as well as to keep a close eye on expansion opportunities through merger and/or acquisition.

We may be unable to successfully integrate recent acquisitions in a cost-effective and non-disruptive manner.

Our success depends on our ability to grow our business and enhance and broaden our product offerings in response to changing customer demands, competitive pressures, and advances in technologies. We continue to search for viable acquisition candidates or strategic alliances that would expand our market presence and enhance our operating margins. Accordingly, we have previously and may in the future pursue the acquisition of, investments in or joint ventures relating to, new businesses, products or technologies as a part of our growth strategy instead of developing them internally. Our future success will depend, in part, upon our ability to manage the expanded business following these transactions, including challenges related to the management and monitoring of new operations and associated increased costs and complexity associated with our past acquisitions as well as future acquisitions. Other risks involving potential future and completed acquisitions and strategic investments include:

- risks associated with conducting due diligence;

- problems integrating the purchased businesses, products and technologies;

- inability to achieve the anticipated synergies and overpaying for acquisitions or unanticipated costs associated with acquisitions;

- invalid sales assumptions for potential acquisitions;

- issues maintaining uniform standards, procedures, controls and policies;

- diversion of management's attention from our core business;

- adverse effects on existing business relationships with suppliers, distributors and customers;

- risks associated with entering new markets in which we have limited or no experience;

- potential loss of key employees of acquired businesses; and

- increased legal, accounting and compliance costs.

We compete with other companies for these opportunities, and we may be unable to consummate such acquisitions or joint ventures on commercially reasonable terms, or at all. In addition, acquired businesses may have ongoing or potential liabilities, legal claims (including tort and/or personal injury claims) or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

Even if we are aware of such liabilities, claims or issues, we may not be able to accurately estimate the magnitude of the related liabilities and damages. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, failed to fulfill their contractual obligations to their customers, or failed to satisfy legal obligations to employees or third parties, we, as the successor, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. If we were to issue additional equity in connection with such acquisitions, this may dilute our stockholders.

We have limited insurance coverage for various liabilities and damages, including potential injuries, and such insurance coverage may not be adequate in a catastrophic situation.

We hold employer liability insurance generally covering death or work-related injury of employees. We hold product and general liability insurance covering certain incidents involving third parties that occur on or in the premises of our company. We maintain business interruption insurance for key locations. Additionally, we hold cybersecurity insurance for certain claims associated with data breaches, cyberattacks, and other information security incidents. We also maintain directors' and officers' liability insurance for certain claims that may arise against our leadership.

Our insurance coverage may be insufficient to cover any claim for, or due to, product liability, damage to our fixed assets, inventory or employee injuries, cyber incidents, regulatory investigations, and litigation. Any liability or damage to, or caused by, our facilities, our personnel, our information systems, or actions taken by our directors and officers beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Our future success depends on our ability to attract and retain highly qualified personnel, including our President and Chief Executive Officer.

Effective February 1, 2025, Michael Battaglia was named as our new President and Chief Executive Officer. Mr. Battaglia joined our company in 2020 and assumed increasingly senior positions with us, including Chief Operating Officer and Chief Revenue Officer.

Our business depends on the availability to us of Mr. Battaglia, and our business would be materially and adversely affected if his services were to be unavailable to us. There is no assurance that Mr. Battaglia will continue to be available to us, although we have entered into a two-year employment agreement with Mr. Battaglia expiring in February 2027, subject to automatic annual renewals. In addition, our future success depends upon our ability to attract and retain other highly qualified personnel. Expansion of our business and the management and operation of our company will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. There can be no assurance that we will be able to attract or retain highly qualified personnel. As our industry continues to evolve, competition for skilled personnel with the requisite experience will be significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

We are in a highly competitive EV charging services industry and there can be no assurance that we will be able to compete with our competitors, some of which are larger and have greater financial resources.

We face strong competition from competitors in the EV charging services industry, including competitors who could duplicate our model. Many of these competitors may have substantially greater financial, marketing and development resources and other capabilities than us. In addition, there are very few barriers to entry to the market for our services. There can be no assurance, therefore, that any of our current and future competitors, many of whom may have far greater resources, will not independently develop services that are substantially equivalent or superior to our services. Therefore, investment in our company is risky and speculative due to the competitive environment in which we may operate.

Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence and driver price. Further, many of our competitors may be able to utilize substantially greater resources and economies of scale to develop competing products and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. If the market for EV charging stations expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. To secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If a third party asserts that we are infringing upon its intellectual property rights, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The EV and EV charging industries are characterized by the existence of many patents, copyrights, trademarks and trade secrets. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have acquired other companies' proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Intellectual property infringement claims against us could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation involving a customer and third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination in this regard also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for us to license at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

The success of our business depends in large part on our ability to protect our proprietary information and technology and enforce our intellectual property rights against third parties.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to our currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection, or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.

Further, effective patents, trademarks, service marks, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in EV-related industries are uncertain and still evolving.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending all current and future patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing on our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

The risk of loss of our intellectual property, trade secrets or other sensitive business or customer confidential information, and disruption of operations due to cyberattacks or data breaches could negatively impact our financial results.

Cyberattacks or data breaches could compromise confidential, business-critical information, cause disruptions in our operations, expose us to potential litigation or harm our reputation. We have important assets, including intellectual property, trade secrets, and other sensitive business-critical and/or confidential information which may be vulnerable to such incidents. While we have a comprehensive cybersecurity program that is continually reviewed, maintained and upgraded, we cannot assure that we are invulnerable to cyberattacks and data breaches which, if significant, could negatively impact our business and financial results.

Risks Related to Legal Matters and Regulations

Changes to existing federal, state or international laws or regulations applicable to us could cause an erosion of our current competitive strengths.

Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to government incentives promoting electric vehicles and others. These laws and regulations, and the interpretation or application of these laws and regulations, could change. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in diminished revenues from government sources and diminished demand for our products. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management's attention. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

There are many federal, state and international laws that may affect our business, including measures to regulate EVs and charging systems. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

There are a number of significant matters under review and discussion with respect to government regulations which may affect our business and/or harm our customers, and thereby adversely affect our business, financial condition and results of operations.

In addition to government and regulatory agency activity, ESG and privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect our business.

We are currently subject, and/or may in the future be subject, to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted some form of privacy and data security laws and regulations which impose significant compliance obligations.

The European Union's General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act of 2018 ("CCPA"), the California Privacy Rights Act ("CPRA"), the Virginia Consumer Data Protection Act (VCDPA), the Colorado Privacy Act ("CPA"), the Connecticut Act Concerning Personal Data Privacy and Online Monitoring ("CDPA") and the Utah Consumer Privacy Act ("UCPA") exemplify the vulnerability of our business to the evolving regulatory environment related to personal data. Management's attention may be diverted, and our compliance costs and potential liability may increase as a result of additional national and international regulatory requirements related to data privacy and data security.

Failure to comply with anticorruption and anti-money laundering laws, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Anti-Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. It faces significant risks if it fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, ensuring compliance may be costly and time-consuming, and responding to any enforcement action may result in a significant diversion of management's attention and resources, significant defense costs, and other professional fees.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or the results of operation.

We and our operations, as well as those of our contractors, suppliers, and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation, and disposal of hazardous substances and waste as well as electronic waste and hardware, whether hazardous or not. These laws may require us or others in our value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions, and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ours or our contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

The enactment of legislation implementing changes in tax legislation or policies in different geographic jurisdictions including the United States and several European countries could materially impact our business, financial condition and results of operations.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the United States Inflation Reduction Act of 2022 which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations); the implementation of the U.S. Corporate Alternative Minimum Tax (CAMT) effective in 2024, which imposes 15% minimum tax on large corporations based on adjusted financial statement income; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting, or BEPS, project, the European Commission's state aid investigations and other initiatives); the ongoing global implementation of the OECD's Pillar Two framework, establishing a 15% global minimum tax, which may impact multinational tax planning strategies; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid. Additionally, some U.S. state-level tax reforms may influence our overall tax obligations depending on our operational footprint.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our Consolidated Statement of Financial Position, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Our failure to maintain effective internal control over financial reporting could have a material adverse effect on our ability to report our financial results on a timely and accurate basis.

As disclosed under Item 9A., Controls and Procedures, management concluded that material weaknesses in our internal control over financial reporting existed as of December 31, 2025. We identified deficiencies related to the information and communication component as specified within the Internal Control Framework, that assessed the source of controls necessary to ensure the reliability of information used in financial reporting.

Our failure to maintain appropriate and effective internal controls over our financial reporting could result in misstatements in our financial statements and potentially subject us to sanctions or investigations by the SEC or other regulatory authorities and could cause us to delay the filing of required reports with the SEC and our reporting of financial results. Any of these events could result in a decline in the market price of our common stock. Although we have taken steps to maintain our internal control structure as required, we cannot guarantee that a control deficiency will not result in a misstatement in the future. See "Item 9A – Controls and Procedures – Management's Annual Report on Internal Control Over Financial Reporting" for further information on material weaknesses.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our financial condition and results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Annual Report and in our consolidated financial statements included herein. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for credit losses, inventory reserves, impairment of goodwill, indefinite-lived and long-lived assets, product warranty accrual, valuation allowances for deferred tax assets, valuation of common stock warrants, valuation of intangible assets acquired from acquisitions, valuation of earn-out liabilities and share-based compensation. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

Risks Related to Ownership of Our Securities

Our common stock price fluctuated significantly in 2025 and is likely to continue to fluctuate from its current level in 2026; our common stock must maintain a minimum closing bid price of $1.00 to satisfy Nasdaq continued listing standards.

The market price of shares of our common stock fluctuated significantly in 2025 and is likely to continue to fluctuate from its current level in 2026. During 2025, for example, the closing price of our shares ranged from a low of $0.64 per share to a high of $3.62 per share and, through March 27, 2026, our stock price this year ranged from a low of $0.54 per share to a high of $0.92 per share. Future announcements concerning the introduction of new products, services or technologies or changes in product pricing policies by us or our competitors or changes in earnings estimates by analysts, among other factors, could cause the market price of our common stock to fluctuate substantially. Also, stock markets have experienced extreme price and volume volatility in the last twelve months. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of specific companies. EV and related companies like us, as a group, have experienced these broad market fluctuations, which have caused declines in the market prices of their common stock. Investors seeking short-term liquidity should be aware that we cannot provide assurance that our stock price will increase to previously higher levels.

Additionally, to maintain the listing of our common stock on The Nasdaq Capital Market, we are required to maintain, among other requirements, a minimum closing bid price of $1.00 per share. If we cannot maintain at least this price for 30 consecutive trading days to satisfy The Nasdaq Capital Market continued listing standards, our common stock could be delisted, (following limited additional time to regain compliance) which would harm our business, the trading price of our common stock, our ability to raise additional capital and the liquidity of the market for our common stock. We may explore alternative means to maintain compliance such as a reverse stock split.

Failure to meet Nasdaq's continued listing requirements could result in the delisting of our common stock, negatively impact the price of our common stock, and negatively impact our ability to raise additional capital.

We must continue to satisfy Nasdaq's continued listing requirements, including, among others, certain corporate governance requirements and a minimum closing bid price requirement of $1.00 per share. If a company fails for 30 consecutive trading days to meet the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice to the company, advising that it has been afforded a "compliance period" of 180 calendar days to regain compliance with the applicable requirements.

On January 26, 2026, the Company received a deficiency letter (the "Notice") from Nasdaq notifying the Company that, based upon the closing bid price of the Company's common stock for the last 30 consecutive trading days, the Company is not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Requirement"). The Notice has no immediate effect on the continued listing status of the common stock on The Nasdaq Capital Market and, therefore, the Company's listing currently remains fully effective.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days from the date of the Notice, or until July 27, 2026, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of the common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive trading days prior to July 27, 2026.

If the Company is not in compliance with the Minimum Bid Requirement by July 27, 2026, the Company may be afforded a second 180 calendar day compliance period. To qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price requirement. We will evaluate available options to regain compliance with the Minimum Bid Requirement. However, no assurance can be given that we will regain compliance with the Minimum Bid Requirement during the 180-day compliance period, secure a second period of 180 days to regain compliance or maintain compliance with the other Nasdaq listing requirements.

If our common stock becomes subject to delisting, it would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock. This would adversely affect the ability of investors to trade our common stock and would adversely affect the value of our common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. If we seek to implement a reverse stock split to remain listed on Nasdaq, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

A possible "short squeeze" due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common stock.

Investors may purchase shares of our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may, in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional shares of common stock to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in shares of our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares necessary to cover their short position the price of our common stock may decline.

We have a number of shares of common stock issuable upon exercise of outstanding warrants and stock options, an ATM common stock program in place and possible issuance of stock from the warrants granted in August 2025 to the former shareholders of Envoy Technologies; the issuance of such shares could have a significant dilutive impact on our stockholders.

As of March 27, 2026, we had outstanding warrants to purchase 5,804,799 shares of common stock and stock options to purchase 433,545 shares of common stock. Our Articles of Incorporation authorize us to issue up to 500,000,000 shares of common stock, which would permit us to issue up to an additional approximately 357,000,000 authorized, unissued shares of common stock, after giving effect to the approximate number of shares of common stock currently outstanding and the number of shares reserved for issuance under warrants and stock options.

On August 4, 2025, our wholly owned subsidiary, Envoy Technologies, Inc. ("Envoy Technologies"), entered into Amendment No. 4 (the "Fourth Amendment") to the Agreement and Plan of Merger, dated as of April 18, 2023, with the Company, Envoy Technologies, Envoy Mobility, Inc. ("Mobility" and formerly Blink Mobility, LLC) and Fortis Advisors LLC, as equity holders' agent (as previously amended, the "Merger Agreement"). Pursuant to the Fourth Amendment, the sole remaining payment obligation to the former shareholders of Envoy Technologies was fully satisfied, and we and Mobility were released from all claims and liabilities relating to such obligation, with the issuance of (x) $10,000 in shares of our common stock, valued based on the volume-weighted average trading price for the 25 trading days preceding the issuance date, and (y) warrants exercisable for shares of our common stock with an aggregate value of $11,000, divided into three tranches with vesting conditions based on specific stock price achievements, with outstanding unexercised warrants expiring twenty months after their issuance. We issued an aggregate of 9,696,882 shares of our common stock and issued warrants to purchase an aggregate of 3,898,177 shares of our common stock in full satisfaction of the consideration payable to the former shareholders of Envoy Technologies. The former shareholders of Envoy Technologies were granted registration rights for shares of our common stock initially issued and those issuable pursuant to the exercise of warrants. During the year ended December 31, 2025, 1,470,588 of warrants related to the first tranche of warrants had become exercisable upon meeting vesting conditions. Furthermore, 653,118 of these warrants were exercised during the year ended December 31, 2025. The remaining 2,427,589 warrants have not vested as of December 31, 2025.

Sales of a substantial number of shares of our common stock on the public market could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares.

Our Articles of Incorporation grant our Board the power to issue additional shares of common and preferred stock and to designate a series of preferred stock, all without stockholder approval.

We are authorized to issue 540,000,000 shares of capital stock, of which 40,000,000 shares are authorized as preferred stock. Our Board, without any action by our stockholders, may designate and issue shares of preferred stock in such series as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, provided it is consistent with Nevada law.

The rights of holders of our preferred stock that may be issued could be superior to the rights of holders of our shares of common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Further, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

Certain provisions of our corporate governing documents and Nevada law could discourage, delay or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Nevada law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our Articles of Incorporation and Bylaws, as amended, permit us to issue, without any further vote or action by the stockholders, up to 40,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations or restrictions of the shares of the series.

If securities or industry analysts do not publish research or reports about our business or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us from time to time should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

Shareholders may, from time to time, engage in proxy solicitations or advance shareholder proposals, or otherwise attempt to effect changes and assert influence on our Board and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our Board could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our Board and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our Board with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our shareholders. We may choose to initiate, or may become subject to, litigation as a result of a proxy contest or matters arising from a proxy contest, which would serve as a further distraction to our Board and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

We do not intend to pay cash dividends on our common stock for the foreseeable future, and you must rely on increases in the market price of our common stock for returns on your investment.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, stockholders must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our Board and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

Our management recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, and manages those risks with a risk-management cybersecurity program. Among other things, these risks include operational risks, financial system risks, physical security risks, intellectual property theft, fraud, extortion, violation of data privacy and security laws, and harm to employees, drivers, site hosts, and property owners. Our capabilities and data, as well as those of our customers, suppliers, partners, and service providers, are critical to our operations and may contain confidential personal information, sensitive business-related information, or intellectual property. These capabilities are also susceptible to interruptions (including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters), which may be prolonged or go undetected. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, "Risk Factors," in this Annual Report

Risk Management and Strategy

We aim to incorporate industry best practices throughout our cybersecurity program and have live data recovery and breach policies in place. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is evaluated annually as a part of our Sarbanes-Oxley information technology control testing procedures. We carry cybersecurity insurance coverage intended to help mitigate certain financial exposures that could arise from cybersecurity incidents. Such coverage is intended to supplement, and not replace, our cybersecurity controls and risk management practices. Our cybersecurity insurance policies are designed to provide coverage for certain costs associated with incident response, forensic investigation, data restoration, notification obligations, regulatory defense, legal expenses, and certain third-party liabilities arising from data breaches or other cybersecurity events.

The Company periodically evaluates its cybersecurity insurance coverage in light of evolving cybersecurity risks, changes in the threat landscape, and developments in our business operations. While we believe that our cybersecurity insurance coverage is consistent with that maintained by similarly situated companies, such coverage is subject to policy limits, deductibles, exclusions, and other terms, and may not be sufficient to cover all losses or liabilities that may arise from a cybersecurity incident.

Our cybersecurity insurance program is one component of our broader cybersecurity risk management framework, which also includes administrative, technical, and physical safeguards designed to identify, assess, and mitigate cybersecurity risks affecting our systems, data, and operations.

We have processes to assess, identify, manage, and address material cybersecurity threats and incidents. These include annual and ongoing security awareness training for employees, vulnerability scanning, and code reviews, among others. We actively engage with industry groups for benchmarking and best practices awareness. While we are unaware of having been subjected to or impacted by a significant cybersecurity threat to date, we monitor internally discovered or externally reported issues that may affect our products and services and have processes to assess those issues for potential cybersecurity impact or risk.

We also have a process to manage cybersecurity risks associated with third-party service providers. We impose industry-standard security requirements upon our suppliers, including that they maintain an effective security management program; abide by information handling and asset management requirements; and notify us of any known or suspected cyber incident, among others. We obtain and review our third-party service providers' SOC 1 Type II reports for appropriate information technology controls, including security, to ensure that they adhere to these standards, when available.

Cybersecurity Governance

Cybersecurity is an integral part of our risk management processes and a significant area of focus for the Board of Directors and management team. The Audit Committee is responsible for the cybersecurity component of our IT operations.

ITEM 2.   PROPERTIES.

We lease our principal executive offices and global headquarters at 17301 Melford Blvd, Bowie, Maryland 20715.

In addition, we lease office spaces in Bowie, Maryland; Los Angeles, California; Antwerp, Belgium; St Albans, England; and India (Noida and Bangalore), from which we operate our current business.

The Company believes its existing facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3.   LEGAL PROCEEDINGS.

We have been party to certain legal proceedings that have arisen in the ordinary course of our business and have been incidental to our business. Certain of the claims that have been made against us allege, among other things, breach of contract or breach of express and implied warranties with regard to our products. Although litigation is inherently uncertain, and we believe we are insured against many such instances, based on past experience and the information currently available, management does not believe that any currently pending and threatened litigation or claims will have a material adverse effect on our financial position, liquidity or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our financial position, liquidity or results of operations in any future reporting periods.

In August 2020, a purported securities class action lawsuit, captioned Bush v. Blink Charging Co. et al., Case No. 20-cv-23527, was filed in the United States District Court for the Southern District of Florida against the Company, Michael Farkas (Blink's former Chairman of the Board and Chief Executive Officer), and Michael Rama (Blink's Chief Financial Officer) (the "Bush Lawsuit"). In September 2020, another purported securities class action lawsuit, captioned Vittoria v. Blink Charging Co. et al., Case No. 20-cv-23643, was filed in the United States District Court for the Southern District of Florida against the same defendants and seeking to recover the same alleged damages. Following consolidation of the two actions and the court appointing Tianyou Wu, Alexander Yu and H. Marc Joseph to serve as the Co-Lead Plaintiffs, the Co-Lead Plaintiffs filed an Amended Complaint in February 2021. The Amended Complaint alleged, among other things, that the defendants made false or misleading statements about the size and functionality of the Blink Network and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. In April 2021, Blink and the other defendants filed a motion to dismiss the Amended Complaint. In November 2023, the court dismissed Co-Lead Plaintiffs' claims relating to the size of Blink's charging network and denied the remainder of the motion to dismiss. Following a mediation in April 2024, the parties agreed to the terms of a settlement in which the Defendants agreed to pay $3,750 (inclusive of attorneys' fees and administrative costs) in exchange for the dismissal with prejudice of all claims. On October 21, 2024, the Court held a final settlement hearing, approved the settlement, dismissed the Bush Lawsuit with prejudice, and closed the case. The full settlement amount has been paid by the Company's Directors' and Officers' insurance policies.

In September 2020, a shareholder derivative lawsuit, captioned Klein (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20-19815CA01, was filed in Miami-Dade County Circuit Court seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "Klein Lawsuit"). Blink is named as a nominal defendant. The Klein Lawsuit asserted that the Director defendants caused Blink to make the statements at issue in the securities class action and, as a result, the Company incurred costs defending against the Bush Lawsuit and other unidentified investigations. The Klein Lawsuit asserted claims against the Director defendants for breach of fiduciary duties and corporate waste and against all of the defendants for unjust enrichment. Klein did not quantify the alleged damages in his complaint, but he sought damages sustained by the Company as a result of the defendants' alleged breaches of fiduciary duties, corporate governance changes, restitution, and disgorgement of profits from the defendants and attorneys' fees and other litigation expenses. In December 2020, another shareholder derivative action, captioned Bhatia (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20-27632CA01, was filed in Miami-Dade County Circuit Court against the same defendants in the Klein Lawsuit and asserted similar claims, as well as additional claims relating to the Company's nomination, appointment and hiring of minorities and women and the Company's decision to retain its outside auditor (the "Bhatia Lawsuit"). In June 2022, the court consolidated the Klein and Bhatia actions under the caption In re Blink Charging Company Stockholder Derivative Litigation, Lead Case No. 2020-019815-CA-01. In February 2022, a shareholder derivative lawsuit, captioned McCauley (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. A-22-847894-C, was filed in Clark County, Nevada seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "McCauley Lawsuit"). Blink is named as a nominal defendant. The McCauley Lawsuit asserted similar claims and sought similar damages as the Klein Lawsuit. Following a mediation in April 2024, the parties entered into a Stipulation and Agreement of Settlement (the "Settlement") dated June 26, 2025. The Settlement resolves the Derivative Actions in exchange for the Company undertaking certain corporate governance reforms, but does not require the director defendants to make any monetary payment as part of the Settlement. The Settlement includes a fee and expense award to plaintiffs' counsel in the amount of $533 (the "Fee and Expense Award"), which the Company's insurance carriers have paid. On September 29, 2025, plaintiffs' counsel in the Derivative Actions filed a motion asking the Nevada court to grant final approval of the Settlement. On October 24, 2025, the Nevada court granted the motion. On October 29, 2025, the Nevada court issued an order and final judgment, approving the settlement and closing the case. On December 4, 2025, plaintiffs in the Florida Action filed a notice of voluntary dismissal with prejudice and the case was closed.

The Farkas Group, Inc. ("FGI"), a Florida corporation whose principal is former Company CEO, Michael D. Farkas, filed a demand for arbitration on April 1, 2024, alleging that the Company owes FGI commissions pursuant to a November 17, 2009 commission agreement between the parties. The Company filed an answer denying the claim and counterclaimed against FGI, Mr. Farkas, and one of his companies, NextNRG Holdings ("NEXT"), alleging that FGI, Mr. Farkas, and NEXT are in violation of non-compete agreements. NEXT later filed a petition with the Florida Superior Court to stay the arbitration as to NEXT. The Florida Court denied NEXT's petition, and the arbitration resumed in March 2025. The arbitration hearing occurred in August 2025. In October 2025, the Arbitrator issued an interim award which requires the Company to provide an accounting within 90 days applying the Arbitrator's determinations regarding the Commission Agreement. The Company anticipates that the accounting will result in a final award of less than $100 with an ongoing obligation to pay a de minimis monthly amount that is expected to decline to zero over time. The Arbitrator denied the Company's claim for injunctive relief. The Arbitrator declined to award attorneys' fees to either party.

In January 2026, the Company received a letter from the law firm Kaliel Gold PLLC dated November 19, 2025 notifying that the law firm intended to initiate consumer arbitrations before the American Arbitration Association on behalf of approximately 230 people. According to Kaliel Gold PLLC's letter, the Company allegedly fails to disclose certain third-party fees and the price of its charging services. The Company has recently commenced an investigation and has not yet made any assessment as to whether the Company has engaged in any of the challenged activities. The Company is unaware of any proceedings, arbitration or otherwise, that have actually been commenced. As the Company has only recently learned of these potential claims, the Company cannot yet determine the potential exposure of the Company, the validity of the allegations or whether the allegations rise to the level of materiality.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our shares of common stock are traded on The Nasdaq Capital Market under the symbol "BLNK."

Security Holders

As of March 27, 2026, we had approximately 451 stockholders of record and a greater number of beneficial holders for whom shares are held in a "nominee" or "street" name.

The closing price of our common stock on March 27, 2026, was $0.54 per share, as reported by The Nasdaq Capital Market.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, general business conditions, contractual limitations and other factors that our Board may deem relevant.

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of the Company's other public filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

The following stock performance graph compares the cumulative total stockholder return of the Company's common stock with the cumulative total return of the S&P 500 index and the Russell 2000 index for the last five fiscal years. The graph assumes the investment of $100 in our common stock and each of such indices on December 31, 2020 and the reinvestment of dividends, as applicable.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Blink Charging Co., the S&P 500 Index
and the Russell 2000 Index
$250
$200
$150
$100
$50
$0
12/20
12/21
12/22
12/23
12/24
12/25
Blink Charging Co.
S&P 500
Russell 2000
*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2026 Russell Investment Group. All rights reserved.

ITEM 6. [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of the results of operations and financial condition for the years ended December 31, 2025 and 2024 should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this Annual Report. This section generally discusses the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 9, 2025. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See "Forward-Looking Statements."

Any one or more of these uncertainties, risks and other influences, could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

U.S. dollars are reported in thousands, except for share and per share amounts.

Overview

We are a leading owner, operator, and provider of EV charging equipment and networked EV charging services in the rapidly growing U.S. and international markets for EVs. Blink offers residential and commercial EV charging equipment and services, enabling EV drivers to recharge at various locations. Blink's principal line of products and services is its Blink Network and Blink EV charging equipment and other EV-related services. The Blink Network is a proprietary, cloud-based system that operates, maintains, and manages Blink charging stations and handles the associated charging data, back-end operations, and payment processing. The Blink Network provides Property Partners, among other types of commercial customers, with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Network also provides EV drivers with vital station information, including station location, availability, and fees (as applicable).

To capture more revenues derived from providing EV charging equipment to commercial customers and to help differentiate Blink in the EV infrastructure market, Blink offers Property Partners a comprehensive range of solutions for EV charging equipment and services that generally fall into one of the three business models below, differentiated by who owns the equipment and who bears the costs of installation, equipment, maintenance, and the percentage of revenue shared.

- In our *Blink-owned turnkey business model*, we incur the charging equipment and installation costs. We own and operate the EV charging station and provide connectivity of the charging station to the Blink Network. In this model, which favors recurring revenues, we incur most costs associated with the EV charging stations; thus, we retain substantially all EV charging revenues after deducting network connectivity and processing fees. Our agreement with the Property Partner typically lasts nine years, with extensions that can bring it to 27 years.

- In our *Blink-owned hybrid business model*, we incur the charging equipment costs while the Property Partner incurs the installation costs. We own and operate the EV charging station and provide connectivity to the Blink Network. In this model, since the Property Partner incurs the installation costs, we share a more generous portion of the EV charging revenues with the Property Partner after deducting Blink Network connectivity and processing fees. Our agreement with the Property Partner typically lasts seven years, with extensions that can bring it to 21 years.

- In our *host-owned business model*, the Property Partner purchases, owns, and operates the Blink EV charging station and incurs the installation costs. We work with the Property Partner by providing site recommendations, connectivity to the Blink Network, payment processing, and optional maintenance services. In this model, the Property Partner retains and keeps all the EV charging revenues after deducting Blink Network connectivity and processing fees.

We also own and operate car-sharing and ride-sharing programs through our wholly owned subsidiary, Envoy Mobility. These programs allow customers to share electric vehicles through subscription services and charge those cars through our charging stations.

As of December 31, 2025, there were approximately 66,350 chargers connected to the Blink networks. Of those, approximately 58,850 were Level 2 commercial chargers and approximately 1,920 DCFC were commercial chargers, Included on Blink networks are approximately 8,250 chargers owned by us. Another estimated 23,450 units were non-networked, on other networks, international sales, or deployments.

During the year ended December 31, 2025, the Company sold an aggregate of 681,330 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $909, less issuance costs of $18, which were recorded as a reduction to additional paid-in capital. During the year ended December 31, 2024, the Company sold an aggregate of 8,970,010 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $27,004, less issuance costs of $608 which were recorded as a reduction to additional paid-in capital.

In December 2025, the Company completed an underwritten registered public offering of 26,666,666 shares of common stock at a public offering price of $0.75 per share. The Company received gross proceeds of $20,000 from the public offering, less underwriting discounts and offering expenses of $1,474, which were recorded as a reduction to additional paid-in capital, for net proceeds of $18,526. In the aggregate, the Company received total gross proceeds of $20,909 from shares issued under the at-the-market program and the public offering during the year ended December 31, 2025, less total issuance costs of $1,492, for total net proceeds of $19,417.

Recent Developments

Envoy Technologies, Inc.

On August 4, 2025, the Company's wholly owned subsidiary, Envoy Technologies, Inc. ("Envoy Technologies"), entered into Amendment No. 4 (the "Fourth Amendment") to the Agreement and Plan of Merger, dated as of April 18, 2023, with the Company, Envoy Technologies, Envoy Mobility, Inc. ("Mobility" and formerly Blink Mobility, LLC) and Fortis Advisors LLC, as equity holders' agent (as previously amended, the "Merger Agreement"). Pursuant to the Fourth Amendment, the sole remaining payment obligation to the former shareholders of Envoy Technologies was fully satisfied, and the Company and Mobility were released from all claims and liabilities relating to such obligation, with the issuance of (x) $10,000 in shares of Company common stock, valued based on the volume-weighted average trading price for the 25 trading days preceding the issuance date, and (y) warrants exercisable for shares of Company common stock with an aggregate value of $11,000, divided into three tranches with vesting conditions based on specific stock price achievements, with outstanding unexercised warrants expiring twenty months after their issuance. During the three months ended September 30, 2025, the Company issued an aggregate of 9,696,882 shares of the Company's common stock and issued warrants to purchase an aggregate of 3,898,177 shares of Company common stock in full satisfaction of the consideration payable to the former shareholders of Envoy Technologies. See Note 11 - Stockholders' Equity for additional information. The former shareholders of Envoy Technologies were granted registration rights for shares of Company common stock initially issued and those issuable pursuant to the exercise of warrants.

On October 21, 2025, the Company filed a resale registration statement on Form S-1 with the SEC covering up to 13,595,059 shares of common stock that may be offered for resale or otherwise disposed of by selling stockholders. The shares offered for resale under the registration statement consisted of (i) 9,696,882 shares of common stock and (ii) 3,898,177 shares of common stock issuable upon the exercise of warrants, which were issued by the Company to the selling stockholders in connection with the Company's acquisition of Envoy Technologies pursuant to the Merger Agreement. The Company was responsible for all costs, expenses and fees in connection with the registration of shares for resale by the selling stockholders, other than the selling stockholders' respective discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses attributable to the sale or disposition of the shares. The registration statement became effective in November 27, 2025.

Acquisition

On July 7, 2025, the Company acquired 100% of the equity interest in Zemetric, Inc. ("Zemetric"), a Silicon Valley–based provider of charging infrastructure tailored for fleet, multi-family, and high-utilization destinations. The consideration for the acquisition includes cash, the Company's restricted stock and performance-based earnout. Following the transaction, Zemetric's founder, Harmeet Singh, became the Company's Chief Technology Officer. During the year ended December 31, 2025, the Company issued 189,892 shares of the Company's common stock upon achievement of a specified earn-out milestone.

Tax Law Change

On July 4, 2025, the President signed into law significant federal tax legislation, H.R.1 (the "Tax Reform Act of 2025"). The legislation includes numerous changes to U.S. corporate income tax law, including but not limited to: permanent 100% bonus depreciation for qualified property, immediate expensing of domestic research and experimental expenditures, modifications to the limitation on business interest expense, increased Section 179 expensing limits, changes to the international tax regime, and expanded limitations on the deductibility of executive compensation under IRC Section 162(m). While the Tax Reform Act of 2025 introduces significant U.S. income tax provisions, given the Company's ongoing losses and historical NOLs, the Company does not anticipate significant change to its U.S. federal cash tax payments, until it reaches profitability. Therefore, the Tax Reform Act of 2025 does not have material impact on the Company's consolidated financial statements, with exception of the related disclosures to the valuation allowance for the deferred tax assets recorded in the consolidated financial statements as of December 31, 2025.

BlinkForward Initiative

In May 2025, we announced the BlinkForward Initiative strategic restructuring plan, aimed accelerating the Company's path to profitability and enhancing operational efficiency. Key pillars of the BlinkForward Initiative were designed to transform the Company into a more agile and lean organization. This included a significant reduction in our global workforce from 513 to approximately 320 as of the filing of this Annual Report, reductions in other operating, general and administrative expenses, and a shift to contract manufacturing for our EV hardware, to reduce overhead expenses and focus on our intellectual property and customer experience efforts. The transition to contract manufacturing was completed in January 2026, and Blink no longer maintains manufacturing facilities in-house. Additionally, we focused on expansion of our DC Fast Charging network through deployment of high-speed chargers in strategic, high-utilization locations. As a part of this focus, we launched a capital raise process and completed an underwritten registered public offering of 26,666,666 shares of common stock at a public offering price of $0.75 per share, raising gross proceeds of $20,000, less underwriting discounts and offering expenses of $1,474, for net proceeds of $18,526, in December 2025.

As a part of the BlinkForward Initiative announced in May 2025, the Company shifted to contract manufacturing for its EV hardware, to focus on Blink's intellectual property and service, while reducing overhead. The transition to contract manufacturing was completed in January 2026, and Blink no longer maintains manufacturing facilities in-house. In connection with the transition, in January 2026 the Company entered into a sublease of its former manufacturing facility located in Bowie, Maryland through March 2031.

Product and Service Offerings

We provide electrical vehicle (EV) charging equipment, software, and related services to Property Partners and EV drivers.

EV Charging Solutions

- *Level 2 Charging Equipment.* We offer a wide range of Level 2 (AC) EV charging equipment, for commercial, residential, and public locations. Our Level 2 chargers support the J1772 connector, the North American Charging Standard (NACS) connector, and the Type 2 connector used in Europe.

  Our commercial Level 2 chargers consist of the EQ product family in Europe and the United Kingdom and the Series 7, Series 8, and Series 10 product families in North America. We also offer the Shasta charger, a next-generation Level 2 platform designed to support ISO 15118 and "Plug & Charge" functionality. Certain Level 2 chargers offer optional cable management systems and connectivity to the Blink Network. Level 2 charging stations typically provide a full vehicle charge in approximately five to ten hours and are commonly deployed at workplaces, multifamily residential properties, retail and hospitality locations, parking facilities, such as those operated by municipalities, educational campuses, healthcare facilities, and airports.

- *International Products.* We offer Level 2 AC and DC charging products for international markets, including residential, workplace, retail, parking, hospitality, and fleet applications. These products are available with the Type 2, GBT, and CCS2 connectors and include Blink branded chargers and other hardware sourced or configured to meet regional and customer specific requirements.

- *DC Fast Charging (DCFC).* We offer a complete line of DC Fast Charging equipment that ranges from 30kW to 600kW. Our DCFC products support NACS, CCS1, CHAdeMO connectors and are capable of producing up to an 80% battery charge in less than 30 minutes, depending on vehicle and conditions. DC fast charging stations typically require greater electrical infrastructure than Level 2 chargers and are deployed in high-traffic urban locations and along long-distance travel corridors. Our DCFC portfolio includes both all-in-one chargers and distributed cabinet and dispenser systems.

- *Blink Network.* The Blink Network is a cloud-based software platform that supports the operation and management of EV charging stations. The platform enables remote monitoring, management, payment processing, customer support, load management, roaming, reporting, and other network services.

- *Blink Charging Mobile App.* We offer Blink Charging Mobile Apps for iOS and Android devices that allow EV drivers to locate charging stations, view charger availability and charging speeds, initiate and pay for charging sessions, and manage their charging activity.

- *Energy Management and Fleet Management.* We offer energy management and fleet focused software solutions designed to help commercial, municipal, and other fleet operators manage charging operations and optimize energy usage and costs. These solutions may be deployed as standalone offerings or integrated with existing fleet and charging management systems.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors, including those discussed below:

Competition - The EV charging equipment and service market is highly competitive, and we expect the market to become increasingly competitive as new entrants enter this growing market. Our products and services compete on product performance and features, the total cost of ownership, origin of manufacturing, sales capabilities, financial stability, brand recognition, product reliability, the customer experience, and the installed base's size. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. If our market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Growth - Our growth is highly dependent upon the adoption by consumers of EVs, and we are subject to a risk of any reduced demand for EVs. The market for electric vehicles is still relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of electric vehicles, include perceptions about EV quality, safety (in particular with respect to battery chemistries), design, performance, and cost; the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use; improvements in the fuel economy of the internal combustion engine; consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive; the environmental consciousness of consumers; volatility in the cost of oil and gasoline; consumers' perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts; government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost to charge an EV; and the availability of tax and other governmental incentives to purchase and operate EVs and future regulation requiring increased use of zero emissions vehicles. If the market for EVs does not gain broad market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results may be adversely affected.

Regulations - Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to government incentives promoting fuel efficiency and alternate forms of energy, electric vehicles and others. These laws and regulations, and the interpretation or application of these laws and regulations, could change. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in diminished revenues from government sources and diminished demand for our products. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management's attention. Changes to these applicable laws or regulations could affect business and/or harm our customers, thereby adversely affecting our business, financial condition and results of operations.

Expansion through Acquisitions - We may pursue strategic domestic and international acquisitions to expand our operations. Risks in acquisition transactions include difficulties in the integration of acquired businesses into our operations and control environment, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing clients of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired businesses, and unfavorable market conditions that could negatively impact our growth expectations for the acquired businesses. Fully integrating an acquired company or business into our operations may take a significant amount of time. If we are unable to integrate or pursue strategic acquisitions, our financial condition and results of the operations would be negatively impacted.

Liquidity, Capital Resources, and Going Concern

As of December 31, 2025, the Company had cash and cash equivalents of $39,568 compared to $41,774 in cash and cash equivalents and $13,630 in marketable securities as of December 31, 2024, representing a decrease of $15,836 in available liquidity due to ongoing operating losses and working capital requirements.

In May 2025, we announced the BlinkForward Initiative a strategic restructuring plan aimed at accelerating the Company's path to profitability and enhancing operational efficiency. Key pillars of the BlinkForward Initiative were designed to transform the Company into a more agile and lean organization. This included a significant reduction in our global workforce from 513 to approximately 320 as of the filing of this Annual Report, reductions in other operating, general and administrative expenses, and a shift to contract manufacturing for our EV hardware to reduce overhead expenses and focus on our intellectual property and customer support efforts. The transition to contract manufacturing was completed in January 2026, and Blink no longer maintains manufacturing facilities in-house.

As of December 31, 2025, we had cash and cash equivalents, working capital and an accumulated deficit of $39,568, $25,846 and $822,426, respectively. During the year ended December 31, 2025, we generated a net loss of $83,385.

In December 2025, we completed an underwritten registered public offering of 26,666,666 shares of our common stock at a public offering price of $0.75 per share. We received gross proceeds of $20,000 from the public offering, less underwriting discounts and offering expenses of $1,474, for net proceeds of $18,526. The public offering was made pursuant to our registration statement on Form S-1 filed with the SEC on December 4, 2025, and final prospectus dated December 10, 2025. H.C. Wainwright & Co. and Roth Capital Partners acted as co-placement agents in connection with the offering.

During the year ended December 31, 2025, the Company sold an aggregate of 681,330 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $909, less issuance costs of $18, which were recorded as a reduction to additional paid-in capital.

We have not yet achieved profitability and expect to continue to incur cash outflows from operations. While the BlinkForward Initiative substantially decreased our operating expenses and cash burn, we still need to generate substantial product revenues in the near future to achieve profitability, even as our repeat and recurring revenue from network and charging fees continues to grow. Historically, we have been able to raise funds to support our business operations, although there can be no assurance that we will be successful in raising significant additional funds in the future. We expect that our cash on hand will fund our operations for at least 12 months after the issuance date of the financial statements included in this Annual Report.

Since inception, our operations have primarily been funded through proceeds received in equity and debt financings. We believe we have access to capital resources and continue to evaluate additional financing opportunities. There is no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds we might raise will enable us to complete our EV charging development initiatives or attain profitable operations.

Results of Operations

Year Ended December 31, 2025 Compared Year Ended December 31, 2024

	For The Years Ended December 31,						Difference $		Difference %
		2025			2024				
Revenues:									
Product sales	$	46,961	$		81,703	$	(34,742)		-43%
Charging service revenue		32,285			21,445		10,840		51%
Network fees		12,200			7,952		4,248		53%
Warranty		3,842			5,687		(1,845)		-32%
Grant and rebate		310			1,048		(738)		-70%
Car-sharing services		4,809			4,667		142		3%
Other		3,113			1,535		1,578		103%
Total Revenues		103,520			124,037		(20,517)		-17%
Cost of Revenues:									
Cost of product sales		41,715			55,796		(14,081)		-25%
Cost of charging services		4,524			2,613		1,911		73%
Host provider fees		17,665			12,870		4,795		37%
Network costs		2,254			2,399		(145)		-6%
Warranty and repairs and maintenance		3,538			2,602		936		36%
Car-sharing services		4,266			4,469		(203)		-5%
Depreciation and amortization		4,055			5,643		(1,588)		-28%
Total Cost of Revenues		78,017			86,392		(8,375)		-10%
Gross Profit		25,503			37,645		(12,142)		-32%
Operating Expenses:									
Compensation		49,478			58,665		(9,187)		-16%
General and administrative expenses		29,349			31,887		(2,538)		-8%
Other operating expenses		21,355			20,391		964		5%
Change in fair value of consideration payable and earn-out liabilities		(9,238)			2,910		(12,148)		-417%
Impairment of goodwill		17,897			126,984		(109,087)		-86%
Impairment of intangible assets		762			-		762		100%
Total Operating Expenses		109,603			240,837		(131,234)		-54%
Loss From Operations		(84,100)			(203,192)		119,092		-59%
Other Income (Expense):									
Interest income (expense)		19			(431)		450		-104%
Dividend and interest income		1,021			2,935		(1,914)		-65%
Gain (loss) on extinguishment of notes payable		-			36		(36)		-100%
Change in fair value of derivatives and other accrued liabilities		(8)			(10)		2		-20%
Total Other Income (Expense)		1,032			2,530		(1,498)		-59%
Loss Before Income Taxes	$	(83,068)	$		(200,662)	$	117,594		-59%
Provision for income taxes		(317)			(656)		339		-52%
Net Loss	$	(83,385)	$		(201,318)	$	117,933		-59%

Revenues

Total revenue for the year ended December 31, 2025 was $103,520 compared to $124,037 for the year ended December 31, 2024, a decrease of $20,517, or 17%.

Revenue from product sales was $46,961 for the year ended December 31, 2025 compared to $81,703 for the year ended December 31, 2024, a decrease of $34,742 or 43%. This decrease was attributable to decreased unit sales due to the market demands and the product mix of commercial chargers, DC fast chargers and residential chargers when compared to the same period in 2024.

Charging service revenue was $32,285 for the year ended December 31, 2025 compared to $21,445 for the year ended December 31, 2024, an increase of $10,840, or 51%. The increase is due to the increase in utilization of chargers and an increased number of chargers on the Blink Network.

Network fee revenue was $12,200 for the year ended December 31, 2025 compared to $7,952 for the year ended December 31, 2024 an increase of $4,248, or 53%. The increase was attributable to increases in host owned units during the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Warranty revenue was $3,842 for the year ended December 31, 2025 compared to $5,687 for the year ended December 31, 2024, a decrease of $1,845, or 32%. The decrease was primarily attributable to a change in how extended warranty contracts are sold. As the Company shifted to procuring outsourced extended warranty contracts, this change resulted in a modification in the way warranty revenue was recognized, from a gross revenue basis to a net revenue basis. As of December 31, 2025, we recorded a liability of $263 which represents the estimated cost of existing backlog of warranty cases.

Cost of Revenues

Cost of revenues primarily consists of the cost to manufacture or procure DC fast or L-2 chargers, charger installations, electricity reimbursements, revenue share payments to our Property Partner hosts, the cost of charging stations sold, connectivity charges provided by telco and other networks, warranty, repairs and maintenance services, and depreciation of our installed charging stations. Cost of revenues for the year ended December 31, 2025 were $78,017 as compared to $86,392 for the year ended December 31, 2024, a decrease of $8,375 or 10%.

There is a degree of variability in our costs in relation to our revenues from period to period, primarily due to:

- mix of products between DC fast chargers, and L-2 chargers;
- electricity reimbursements that are unique to those Property Partner host agreements which provide for such reimbursements;
- revenue share payments are predicated on the contractual obligation under the property partner agreement and the revenue generated by the applicable chargers;
- cost of charging stations sold is predicated on the mix of types of charging stations and parts sold during the period;
- network costs are fixed in nature based on the number of chargers connected to the telco network regardless of whether the charger generates revenue;
- provisions for excess and obsolete inventory; and
- warranty and repairs and maintenance expenses are based on both the number of service cases completed during the period.

37

Cost of product sales decreased by $14,081, or 25%, to $41,715 for the year ended December 31, 2025, compared to $55,796 for the year ended December 31, 2024. The decrease was primarily due to the decrease in product sales of commercial chargers, DC fast chargers and home residential chargers during the year ended December 31, 2025 compared to the same period in 2024. This cost of products decrease was moderated by inventory impairment non-cash charges in the amount of $2,378 recognized during 2025 in connection with a strategic reevaluation of our chargers portfolio. This non-cash write-off tempered the impact of a more significant underlying reduction in our direct cost of goods sold, which was driven by our reduced product sales.

Cost of charging services (electricity reimbursements) increased by $1,911, or 73%, to $4,524 for the year ended December 31, 2025, compared to $2,613 for the year ended December 31, 2024. The increase in 2025 was attributable to the mix of charging stations generating charging service revenues subject to electricity reimbursement.

Host provider fees increased by $4,795, or 37%, to $17,665 during the year ended December 31, 2025, compared to $12,870 during the year ended December 31, 2024. This increase was a result of the increased number and mix of chargers generating revenue and their corresponding revenue share percentage payments to Property Partner hosts pursuant to their agreements.

Network costs decreased by $145, or 6%, to $2,254 for the year ended December 31, 2025, compared to $2,399 for the year ended December 31, 2024. The decrease was a result of the change to the more cost-effective provider of the network facility.

Warranty and repairs and maintenance costs increased by $936, or 36%, to $3,538 for the year ended December 31, 2025, compared to $2,602 for the year ended December 31, 2024. The increase in 2025 was attributable to significant efforts expended to reduce the backlog in warranty and repairs and maintenance cases in the field, and also in a strategic move to outsource the warranty and repairs services. As of December 31, 2025, we recorded a liability of $263 which represents the estimated cost of existing backlog of known warranty cases.

Depreciation and amortization expense decreased by $1,588, or 28%, to $4,055 for the year ended December 31, 2025, compared to $5,643 for the year ended December 31, 2024. The decrease in depreciation expense was attributable to an increase in grant funding that is presented as an offset to the depreciation expense, and the decrease in the number of vehicles associated with the ride-share services.

Operating Expenses

Compensation expense decreased by $9,187, or 16%, to $49,478 (consisting of approximately $46,714 of cash compensation and approximately $2,764 of non-cash compensation) for the year ended December 31, 2025 compared to $58,665 (consisting of approximately $55,140 of cash compensation and approximately $3,525 of non-cash compensation) for the year ended December 31, 2024. The decrease in compensation expense for the year ended December 31, 2025 compared to the same period in 2024 was primarily related to decreases in personnel and compensation across all of the departments as a result of the BlinkForward Initiative, and the cost savings and synergies realized.

General and administrative expenses decreased by $2,538, or 8%, from $31,887 for the year ended December 31, 2024 to $29,349 for the year ended December 31, 2025. The decrease was primarily attributable to the reduction in external professional services as part of the BlinkForward Initiative noted above, partially offset by an additional provision for doubtful accounts and the expense in bad debt.

Other operating expenses increased by $964, or 5%, from $20,391 for the year ended December 31, 2024 to $21,355 for the year ended December 31, 2025. The increase was primarily attributable to higher software related expenses.

Change in fair value of consideration payable decreased by $12,148 due to the gain on settlement of the liability in the 2025 period.

During the year ended December 31, 2025, in connection with performing our annual impairment analysis of our goodwill and intangible assets and determined that the fair value of our reporting units were less than the carrying amount and, as a result, recorded an impairment charge of $17,897 related to goodwill and $762 related to intangible assets during the year ended December 31, 2025 compared to a goodwill impairment charge of $126,984 during the year ended December 31, 2024.

Other Income (Expense)

Other income (expense) decreased by $1,498 from $2,530 for the year ended December 31, 2024 to $1,032 for the year ended December 31, 2025. The decrease in other income (expense) was primarily attributable to a decrease in dividend and interest income of $1,914 and a favorable change of $450 in interest income (expense).

Provision For Income Taxes

Provision for income taxes was $317 during the year ended December 31, 2025, as compared to $656 during the year ended December 31, 2024. The Company's statutory federal income tax rate for 2025 and 2024 was 21%. The Company's effective tax rate for 2025 and 2024 was approximately 0.4%. The decrease in the provision for income taxes and the effective tax rate was related to subsidiaries in certain jurisdictions that generated less net income during the year ended December 31, 2025 as compared to the 2024 period.

Net Loss

Our net loss for the year ended December 31, 2025 decreased by $117,933, or 59%, to $83,385 as compared to $201,318 for the year ended December 31, 2024. The decrease was primarily attributable to a decrease in goodwill impairment and additional decreases in compensation and general and administrative expenses, following the execution of the BlinkForward program the year ended December 31, 2025

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2025 was $86,271 whereas our total comprehensive loss for the year ended December 31, 2024 was $204,627, a decrease of $118,356 for the same reasons as noted above related to the decrease in our net loss.

Liquidity and Capital Resources

We measure our liquidity in a number of ways, including the following:

	December 31,			
	2025		**2024**	
Cash and Cash Equivalents	$	39,568	$	41,774
Marketable Securities	$	-	$	13,630
Working Capital	$	25,846	$	80,012
Notes Payable	$	265	$	265

During the years ended December 31, 2025 and 2024, we financed our activities from proceeds derived from equity financings which were raised in prior periods. A significant portion of the funds raised from the sale of capital stock has been used to cover working capital needs and personnel, office expenses and various consulting and professional fees.

For the years ended December 31, 2025 and 2024, we used cash of $30,857 and $48,291, respectively, in our operations. Our cash used for the year ended December 31, 2025 was primarily attributable to our net loss of $83,385, which was reduced by net non-cash expenses in the aggregate amount of $39,694, and by $12,834 of net cash used in changes in the levels of operating assets and liabilities. Our cash used for the year ended December 31, 2024 was primarily attributable to our net loss of $201,318, which was reduced by net non-cash expenses in the aggregate amount of $157,523, and by $4,496 of net cash used in changes in the levels of operating assets and liabilities

During the year ended December 31, 2025, net cash provided by investing activities was $8,544, of which $13,630 was provided by the sale of marketable securities and $223 was provided by the sale of an equity method investment, $4,811 was provided by proceeds from government grants, offset by $207 was used as cash consideration for Zemetric (net of cash acquired), $205 of capitalized engineering costs and $9,708 of which was used to purchase charging stations and other fixed assets. During the year ended December 31, 2024, net cash provided by investing activities was $5,277, of which, $8,617 was used to purchase charging stations and other fixed assets, offset by $3,425 related to sale of the office building, $1,129 was provided by proceeds from government grants, $1,160 was used in the purchase of marketable securities and $10,500 was provided by the sale of marketable securities.

During the year ended December 31, 2025, cash provided by financing activities was $19,267, of which, $36 was used to pay down our liability in connection with a finance lease, repayment of notes payable of $114 and offset by $19,417 provided by offering proceeds related to the sale of common stock. During the year ended December 31, 2024, net cash used in financing activities was $12,419, of which $26,396 was attributable to the net proceeds from the sale of common stock from the public offering, $37,881 was used to pay down notes payable, $596 was used to pay down our finance lease liability and $338 was used to pay down our liability in connection with internal use software.

As of December 31, 2025, the Company had cash and cash equivalents of $39,568 compared to $41,774 in cash and cash equivalents and $13,630 in marketable securities as of December 31, 2024, representing a decrease of $15,836 in available liquidity due to ongoing operating losses, working capital requirements, and limited cash inflows from operations.

The Company has no agreements, commitments, or understandings with respect to any financing alternatives. Any equity issuance would be dilutive to stockholders.

In December 2025, we completed an underwritten registered public offering of 26,666,666 shares of our common stock at a public offering price of $0.75 per share. We received gross proceeds of $20,000 from the public offering, less underwriting discounts and offering expenses of $1,474, for net proceeds of $18,526. The public offering was made pursuant to our registration statement on Form S-1 filed with the SEC on December 4, 2025, and final prospectus dated December 10, 2025. H.C. Wainwright & Co. and Roth Capital Partners acted as co-placement agents in connection with the offering.

During the year ended December 31, 2025, the Company sold an aggregate of 681,330 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $909, less issuance costs of $18, which were recorded as a reduction to additional paid-in capital.

Contractual Obligations and Commitments

We have operating and finance lease obligations over the next five years of approximately $7,691. These operating lease and financing lease obligations are primarily related to corporate office space, warehousing, and parking spaces related to our car-sharing services.

Critical Accounting Estimates

The preparation of financial statements and related disclosures are in conformity with U.S. GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that we make these estimates and judgments. To the extent that there are material differences between these estimates and actual results, our financial results will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has identified certain critical accounting estimates which are outlined below. In addition, there are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Goodwill Impairment

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to assets acquired, including other identifiable intangible assets, and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

Goodwill is evaluated for impairment on November 1 of each year or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include: macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The Company tests goodwill for impairment at the reporting unit level. The Company identifies the Company's reporting units by assessing whether the components of the Company constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company's goodwill is contained in the Legacy Blink reporting unit resulting from the acquisition of Zemetric in July 2025 and the Mobility reporting unit resulting from the acquisition of Envoy Technologies.

The Company determines fair value through multiple valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals and weighs the results accordingly. The Company is required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. Reporting unit fair value estimates include significant assumptions such as: revenue growth rates, operating margins, estimated royalty rates, company-specific risk premiums used in the weighted-average cost of capital, and certain multiples, which are affected by expectations about future market or economic conditions. The Company performs sensitivity analyses on significant assumptions to evaluate how changes in the estimated fair values of reporting units respond to changes in assumptions, specifically the revenue growth rates and the weighted-average cost of capital. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. Material changes in these estimates, such as our weighted average cost of capital, could occur and result in additional impairment in future periods.

Further, as part of its annual impairment test, the Company determined that the Mobility reporting unit's carrying value exceeded the estimated fair value. Consequently, the Company recognized an additional goodwill impairment charge of $17,897 during the year ended December 31, 2025.

Recently Issued Accounting Standards

For a description of our recently issued accounting standards, see Note 2 – Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in this Annual Report.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro, Indian Rupee and Great British Pound, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates. Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the U.S. dollar of 1% would not result in a material foreign currency loss on foreign-denominated balances, as of December 31, 2025. As our foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which they do business. At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required by this Item 8 are included in this Annual Report beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Management, with participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and CFO concluded that as a result of the material weakness in internal control over financial reporting as described below in Management's Annual Report on Internal Controls Over Financial Reporting, the Company's disclosure controls and procedures were ineffective as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Policies ("U.S. GAAP"). Using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013 framework), management of the Company under supervision and participation of the CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025.

Based on our assessment under the framework in Internal Control - Integrated Framework (2013) issued by COSO, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025 due to the existence of the following material weakness identified:

The Company did not have an effective information and communication component as specified within the COSO framework that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. As a consequence of this material weakness, the design and operation of process-level controls, financial reporting controls, and information technology controls were determined to be ineffective throughout the Company's financial reporting processes.

This material weakness creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore, we concluded that the deficiency above represents a material weakness in our internal control over financial reporting, and our internal control over financial reporting was not effective as of December 31, 2025.

Management has been actively engaged in developing and implementing remediation plans to address the material weakness, as described in the section below.

The Company's independent registered public accounting firm, Grant Thornton, LLP, who audited our internal controls over financial reporting, has issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, as stated in its report.

Following the identification of the material weakness and prior to filing this Annual Report on Form 10-K, we performed additional analyses and other procedures to ensure that our consolidated financial statements included in this Annual Report were prepared in accordance with U.S. GAAP. Our CEO and CFO have concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in this Annual Report.

Remediation Plan and Status

During 2025 and continuing into 2026, we continued to make progress on the remediation plans to address previously identified material weaknesses. The Company continues to remediate the remaining material weakness outlined above. The remediation measures are ongoing and include the following:

- Establishing a change process to control access to accounts that can make changes directly to production infrastructure and ensuring the changes made are reviewed post-production;
- Reviewing the use cases for administrative accounts to ensure they are restricted to appropriate users without change management access (i.e. development, migration, etc.);
- Identifying and implementing key controls to address design gaps within the Company's control environment, particularly for the in-scope business processes;
- Establishing a structured controls testing program to continuously monitor the design and operating effectiveness of key controls.

Management believes that these remediation actions, when fully implemented and tested, will remediate the material weakness that has been identified and will strengthen internal controls over financial reporting. However, remediation efforts are ongoing, and additional remediation initiatives may be necessary to fully remediate. Additionally, Management will be establishing an internal controls team to assist the Company effectively achieve internal controls compliance and provide internal controls training to key control owners. The Audit Committee will continue to be actively engaged and exercise continuous oversight throughout the remediation process.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no changes in the Company's internal control over the financial reporting during the quarter ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Blink Charging Co.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Blink Charging Co. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

The Company did not have an effective information and communication component as specified within the COSO framework that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. As a consequence of this material weakness, the design and operation of process-level controls, financial reporting controls, and information technology controls were determined to be ineffective throughout the Company's financial reporting processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated March 31, 2026 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tampa, Florida
March 31, 2026

ITEM 9B.   OTHER INFORMATION.

During the fiscal quarter ended December 31, 2025, none of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, in each case as defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2025 year-end.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is available on the investor information page of our website, located at https://www.blinkcharging.com, and in print to any stockholder who requests it. Any waiver or amendment to the code will be posted on our website.

We have an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all personnel of the Company and its subsidiaries, including directors, officers and employees and other covered persons, as well as the Company itself. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2025 year-end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2025 year-end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2025 year-end.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2025 year-end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(3) EXHIBITS

		Incorporated by Reference		Filed or Furnished	
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
2.4	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (as Equityholders' Agent) (the "Envoy Merger Agreement")	8-K	2.1	04/24/2023	
2.6	Amendment No. 1 to the Envoy Merger Agreement, dated as of March 10, 2025	8-K	2.1	03/14/2025	
2.7	Amendment No. 2 to the Envoy Merger Agreement, dated as of April 4, 2025	8-K	2.1	04/09/2025	
2.8	Amendment No. 3 to the Envoy Merger Agreement, dated as of May 16, 2025	8-K	2.1	05/21/2025	
2.9	Amendment No. 4 to the Envoy Merger Agreement, dated as of August 4, 2025	8-K	2.1	08/06/2025	
3.1	Articles of Incorporation, as amended most recently on August 17, 2017	10-K	3.1	04/17/2018	
3.2	Bylaws, as amended most recently on January 29, 2018	10-K	3.2	04/17/2018	
3.4	Certificate of Withdrawal for Series A Convertible Preferred Stock	8-k	3.1	04/07/2022	
3.5	Certificate of Withdrawal for Series B Preferred Stock	8-k	3.2	04/07/2022	
3.6	Certificate of Withdrawal for Series C Convertible Preferred Stock	8-k	3.3	04/07/2022	
3.7	Certificate of Withdrawal for Series D Convertible Preferred Stock	8-k	3.4	04/07/2022	
4.3	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	4.3	04/02/2020	
4.4	Warrant Agreement, dated as of August 19, 2025, by and between Blink Charging Co. and the former equityholders of Envoy Technologies, Inc., through their agent, Fortis Advisors, LLC	8-K	4.1	08/29/2025	
4.5	Form of Placement Agent Common Stock Purchase Warrant for December 2025 Public Offering	8-K	4.1	12/12/2025	
10.14*	2018 Incentive Compensation Plan	Proxy	-	08/14/2018	
10.29	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents	8-K	10.1	09/02/2022	
10.32*	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan	14A	A	06/14/2023	
10.33*	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas	8-K	10.1	06/23/2023	
10.34*	Employment Offer Letter, dated October 30, 2023, between Blink Charging Co. and Harjinder Bhade	8-K	10.1	11/03/2023	
10.35	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents	8-K	10.1	11/22/2023	
10.37*	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co.	8-K	10.1	01/28/2025	
10.39*	Executive Employment Agreement, dated May 29, 2025, between Blink Charging Co. and Michael Bercovich	8-K	10.1	06/04/2025	
10.40*	Amendment, dated as of June 2, 2025, between Blink Charging Co. and Michael Bercovich	8-K	10.2	06/04/2025	
10.41	Form of Securities Purchase Agreement for December 2025 Public Offering	8-K	10.1	12/12/2025	
10.42*	Separation Agreement and General Release, dated as of February 3, 2026, by and between Blink Charging Co. and Aviv Hillo	8-K	10.1	02/05/2026	
19.1	Insider Trading Policy				X
21.1	Subsidiaries of the Registrant				X
23.1	Consent of Grant Thornton LLP				X
23.2	Consent of Marcum LLP				X
31.1	Rule 13a-14(a) Certification of Principal Executive Officer				X
31.2	Rule 13a-14(a) Certification of Principal Financial Officer				X
32.1**	Section 1350 Certification of Principal Executive Officer				X
32.2**	Section 1350 Certification of Principal Financial Officer				X
101.INS	XBRL Instance.				X
101.XSD	XBRL Schema.				X
101.PRE	XBRL Presentation.				X
101.CAL	XBRL Calculation.				X
101.DEF	XBRL Definition.				X
101.LAB	XBRL Label.				X

* Indicates a management contract or compensatory plan or arrangement.

** In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not deemed filed for purposes of Section 18 of the Exchange Act.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLINK CHARGING CO.

Date: March 31, 2026   By: */s/ Michael Battaglia*
                                                                    Michael Battaglia
                                                                    President and Chief Executive Officer

Date: March 31, 2026   By: */s/ Michael Bercovich*
                                                                    Michael Bercovich
                                                                    Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Battaglia Michael Battaglia	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2026
/s/ Michael Bercovich Michael Bercovich	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2026
/s/ Ritsaart J.M. van Montfrans Ritsaart J.M. van Montfrans	Chairman of the Board	March 31, 2026
/s/ Martha Crawford Martha Crawford	Director	March 31, 2026
/s/ Jack Levine Jack Levine	Director	March 31, 2026

BLINK CHARGING CO.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

<u>**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</u>

Board of Directors and Stockholders

Blink Charging Co.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Blink Charging Co. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 31, 2026 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2024.
Tampa, Florida
March 31, 2026

To the Stockholders and Board of Directors of
Blink Charging Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows of Blink Charging Co. and subsidiaries (the "Company") for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the results of its operations and its cash flows for the year ended December 31, 2023, are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We served as the Company's auditor from 2014 to 2024.

New York, NY

March 18, 2024, except for Segment Reporting in Note 17 and Revision of Previously Issued Consolidated Financial Statements in Note 18 (not presented herein) to the consolidated financial statements appearing under Item 8 on the Company's 2024 annual report on Form 10-K, as to which the date is April 4, 2025

BLINK CHARGING CO.

Consolidated Balance Sheets
(in thousands, except for share amounts)

	December 31,			
	2025		**2024**	
Assets				
Current Assets:				
Cash and cash equivalents	$	39,568	$	41,774
Marketable securities		-		13,630
Accounts receivable, net		29,532		42,072
Inventory		14,153		36,608
Prepaid expenses and other current assets		6,065		5,396
Total Current Assets		89,318		139,480
Restricted cash		89		78
Property and equipment, net		42,691		37,381
Operating lease right-of-use asset		6,331		9,212
Intangible assets, net		6,634		10,388
Goodwill		1,742		17,897
Other assets		648		590
Total Assets	$	147,453	$	215,026
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable, accrued expenses and other current liabilities	$	47,242	$	38,875
Current portion of earn-out liabilities		1,005		-
Notes payable		265		265
Current portion of operating lease liabilities		2,781		3,216
Current portion of financing lease liabilities		42		34
Current portion of deferred revenue		12,137		17,078
Total Current Liabilities		63,472		59,468
Consideration payable, non-current portion		-		21,028
Earn-out liabilities, non-current portion		981		-
Operating lease liabilities, non-current portion		4,804		7,162
Financing lease liabilities, non-current portion		64		97
Deferred revenue, non-current portion		5,145		5,060
Other liabilities		8,497		6,695
Total Liabilities		82,963		99,510
Commitments and contingencies (Note 16)				
Stockholders' Equity:				
Preferred stock, $0.001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively		-		-
Common stock, $0.001 par value, 500,000,000 shares authorized, 142,128,133 and 101,970,907 shares issued and outstanding as of December 31, 2025 and 2024, respectively		142		102
Additional paid-in capital		895,505		860,300
Accumulated other comprehensive loss		(8,731)		(5,845)
Accumulated deficit		(822,426)		(739,041)
Total Stockholders' Equity		64,490		115,516
Total Liabilities and Stockholders' Equity	$	147,453	$	215,026

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statements of Operations
(in thousands except for share and per share amounts)

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Revenues:						
Product sales	$	46,961	$	81,703	$	109,416
Charging service revenue		32,285		21,445		15,646
Network fees		12,200		7,952		7,481
Warranty		3,842		5,687		3,258
Grant and rebate		310		1,048		469
Car-sharing services		4,809		4,667		3,302
Other		3,113		1,535		1,026
Total Revenues		103,520		124,037		140,598
Cost of Revenues:						
Cost of product sales		41,715		55,796		72,532
Cost of charging services		4,524		2,613		3,540
Host provider fees		17,665		12,870		9,140
Network costs		2,254		2,399		1,969
Warranty and repairs and maintenance		3,538		2,602		4,605
Car-sharing services		4,266		4,469		4,356
Depreciation and amortization		4,055		5,643		4,250
Total Cost of Revenues		78,017		86,392		100,392
Gross Profit		25,503		37,645		40,206
Operating Expenses:						
Compensation		49,478		58,665		92,669
General and administrative expenses		29,349		31,887		35,052
Other operating expenses		21,355		20,391		17,825
Change in fair value of consideration payable and earn-out liabilities		(9,238)		2,910		-
Impairment of goodwill		17,897		126,984		89,087
Impairment of intangible assets		762		-		5,143
Total Operating Expenses		109,603		240,837		239,776
Loss From Operations		(84,100)		(203,192)		(199,570)
Other Income (Expense):						
Interest income (expense)		19		(431)		(3,546)
Dividend and interest income		1,021		2,935		1,909
Gain (loss) on extinguishment of notes payable		-		36		(1,000)
Change in fair value of derivatives and other accrued liabilities		(8)		(10)		8
Total Other Income (Expense), Net		1,032		2,530		(2,629)
Loss Before Income Taxes	$	(83,068)	$	(200,662)	$	(202,199)
Provision for income taxes		(317)		(656)		(1,494)
Net Loss	$	(83,385)	$	(201,318)	$	(203,693)
Net Loss Per Share:						
Basic	$	(0.76)	$	(2.00)	$	(3.21)
Diluted	$	(0.76)	$	(2.00)	$	(3.21)
Weighted Average Number of Common Shares Outstanding:						
Basic		109,107,002		100,844,970		63,466,398
Diluted		109,107,002		100,844,970		63,466,398

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss
(in thousands)

		For the Years Ended December 31,				
		2025		2024		2023
Net Loss	$	(83,385)	$	(201,318)	$	(203,693)
Other Comprehensive (Loss) Income:						
Foreign currency translation adjustments		(2,886)		(3,309)		510
Total Comprehensive Loss	$	(86,271)	$	(204,627)	$	(203,183)

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025
(in thousands except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2025	-	$ -	101,970,907	$ 102	$ 860,300	$ (5,845)	$ (739,041)	$ 115,516
Common stock issued in public offering, net of issuance costs [1]	-	-	27,347,996	28	19,389	-	-	19,417
Stock-based compensation	-	-	868,095	-	2,764	-	-	2,764
Common stock and warrants issued in satisfaction of consideration payable	-	-	9,696,882	10	11,750	-	-	11,760
Common stock issued as purchase consideration of Zemetric	-	-	1,401,243	1	1,097	-	-	1,098
Common stock issued in satisfaction of earn-out liabilities	-	-	189,892	-	206	-	-	206
Common stock issued upon warrant exercise	-	-	653,118	1	(1)	-	-	-
Other comprehensive loss	-	-	-	-	-	(2,886)	-	(2,886)
Net loss	-	-	-	-	-	-	(83,385)	(83,385)
Balance - December 31, 2025	-	$ -	142,128,133	$ 142	$ 895,505	$ (8,731)	$ (822,426)	$ 64,490

[1] Includes gross proceeds of $20,909, less issuance costs of $1,492

The accompanying notes are an integral part of these consolidated financial statements.

F-7

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024
(in thousands, except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2024	-	$ -	92,818,233	$ 93	$ 829,563	$ (2,536)	$ (537,723)	$ 289,397
Common stock issued in public offering, net of issuance costs [1]	-	-	8,970,010	9	26,387	-	-	26,396
Stock-based compensation	-	-	111,999	-	3,525	-	-	3,525
Common stock issuance, net	-	-	70,665	-	825	-	-	825
Other comprehensive loss	-	-	-	-	-	(3,309)	-	(3,309)
Net loss	-	-	-	-	-	-	(201,318)	(201,318)
Balance - December 31, 2024	-	$ -	101,970,907	$ 102	$ 860,300	$ (5,845)	$ (739,041)	$ 115,516

[1] Includes gross proceeds of $27,004, less issuance costs of $608.

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023
(in thousands, except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2023	-	$ -	51,476,445	$ 51	$ 597,982	$ (3,046)	$ (334,030)	$ 260,957
Common stock issued in public offering, net of issuance costs [1]	-	-	39,248,028	41	208,825	-	-	208,866
Common stock issued upon exercises of warrants	-	-	557,733	1	834	-	-	835
Stock-based compensation	-	-	632,962	-	18,484	-	-	18,484
Surrender and cancellation of common stock	-	-	(27,681)	-	(197)	-	-	(197)
Reclassification of common stock liability to equity	-	-	8,235	-	35	-	-	35
Common stock issued in connection with extinguishment of notes payable	-	-	158,372	-	1,000	-	-	1,000
Common stock issued upon cashless exercise of options and warrants	-	-	393,240	-	-	-	-	-
Common stock issued in satisfaction of accrued issuable equity	-	-	370,899	-	2,600	-	-	2,600
Other comprehensive loss	-	-	-	-	-	510	-	510
Net loss	-	-	-	-	-	-	(203,693)	(203,693)
Balance - December 31, 2023	-	$ -	92,818,233	$ 93	$ 829,563	$ (2,536)	$ (537,723)	$ 289,397

[1] Includes gross proceeds of $216,662, less issuance costs of $7,796.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

BLINK CHARGING CO.

Consolidated Statements of Cash Flows
(in thousands)

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Cash Flows From Operating Activities:						
Net loss	$	(83,385)	$	(201,318)	$	(203,693)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		9,596		12,751		12,441
Non-cash lease expense		4,352		3,666		2,128
Non-cash gain on lease termination		(72)		-		-
Impairment of goodwill		17,897		126,984		89,087
Impairment of intangible assets		762		-		5,143
Change in fair value of contingent consideration		-		-		(1,375)
Change in fair value of derivative and other accrued liabilities		8		10		8
Provision for credit losses		3,894		1,720		2,555
(Gain) loss on extinguishment of notes payable		-		(36)		1,000
Loss (gain) on disposal of property and equipment		3,112		1,969		(11)
Provision for slow moving and obsolete inventory		6,619		4,024		527
Change in fair value of consideration payable		(9,238)		2,910		-
Gain on settlement of accounts payable, net		-		-		24
Stock-based compensation		2,764		3,525		22,039
Changes in operating assets and liabilities:						
Accounts receivable		11,932		(906)		(23,677)
Inventory		14,840		500		(15,362)
Prepaid expenses and other current assets		(2,121)		(29)		(2,134)
Other assets		(27)		68		941
Accounts payable, accrued expenses, and other current liabilities		6,564		(3,768)		6,977
Other liabilities		(4,281)		6,358		(307)
Operating lease liabilities		(4,285)		(3,222)		(3,672)
Deferred revenue		(9,788)		(3,497)		9,791
Total Adjustments		52,528		153,027		106,123
Net Cash Used In Operating Activities		(30,857)		(48,291)		(97,570)
Cash Flows From Investing Activities:						
Proceeds from sale of marketable securities		13,630		10,500		16,442
Proceeds from sale of equity method investment		223		-		-
Purchase of marketable securities		-		(1,160)		(39,412)
Proceeds from government grants		4,811		1,129		-
Purchase consideration of Zemetric, net of cash acquired		(207)		-		-
Proceeds from sale of property and equipment		-		3,425		-
Purchase consideration of Envoy, net of cash acquired		-		-		(4,660)
Capitalization of engineering costs		(205)		-		(1,028)
Purchases of property and equipment		(9,708)		(8,617)		(7,552)
Net Cash Provided By (Used In) Investing Activities		8,544		5,277		(36,210)
Cash Flows From Financing Activities:						
Proceeds from sale of common stock in public offering [1]		19,417		26,396		208,865
Proceeds from exercise of options and warrants		-		-		835
Repayment of financing liability in connection with finance lease		(36)		(596)		(2,837)
Repayment of notes payable		(114)		(37,881)		(9,292)
Other		-		(338)		(256)
Net Cash Provided By (Used In) Financing Activities		19,267		(12,419)		197,315
Effect of Exchange Rate Changes on Cash and Cash Equivalents		851		(1,515)		(1,368)
Net (Decrease) Increase In Cash and Cash Equivalents and Restricted Cash		(2,195)		(56,948)		62,167
Cash and Cash Equivalents and Restricted Cash - Beginning of Year		41,852		98,800		36,633
Cash and Cash Equivalents and Restricted Cash - End of Year	$	39,657	$	41,852	$	98,800
Cash and cash equivalents and restricted cash consisted of the following:						
Cash and cash equivalents	$	39,568	$	41,774	$	98,721
Restricted cash		89		78		79
	$	39,657	$	41,852	$	98,800

[1] For the year ended December 31, 2025, includes gross proceeds of $20,909, less issuance costs of $1,492.
For the year ended December 31, 2024, includes gross proceeds of $27,004, less issuance costs of $608.
For the year ended December 31, 2023, includes gross proceeds of $216,662, less issuance costs of $7,796.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows - Continued
(in thousands)

		For the Years Ended December 31,				
		2025		**2024**		**2023**
Supplemental Disclosures of Cash Flow Information:						
Cash paid during the year for:						
Interest	$	61	$	1,517	$	3,605
Income taxes	$	338	$	218	$	-
Non-cash investing and financing activities:						
Right-of-use assets obtained in exchange for lease obligations	$	1,664	$	3,205	$	7,401
Right-of-use assets derecognized in connection with lease termination	$	(577)	$	-	$	-
Property and equipment obtained in exchange for finance lease obligations	$	10	$	53	$	2,798
Transfer of inventory to property and equipment	$	(1,919)	$	(6,242)	$	(1,786)
Reclassification of liability to equity	$	-	$	825	$	-
Common stock issued in satisfaction of accrued issuable equity	$	-	$	-	$	2,600
Common stock and warrants issued in satisfaction of consideration payable	$	11,760	$	-	$	-
Common stock issued as purchase consideration of Zemetric	$	1,098	$	-	$	-
Earn-out liabilities incurred as purchase consideration of Zemetric	$	2,194	$	-	$	-
Common stock issued in satisfaction of earn-out liabilities	$	206	$	-	$	-
Intangible assets obtained in exchange for financing liability	$	-	$	-	$	122
Note receivable applied to purchase consideration of Envoy	$	-	$	-	$	(1,321)
Surrender and cancellation of common stock	$	-	$	-	$	(197)

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except for share and per share amounts)

1. BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Blink Charging Co., through its wholly-owned subsidiaries (collectively, the "Company" or "Blink"), is a leading owner, operator and provider of electric vehicle ("EV") charging equipment and networked EV charging services in the rapidly growing U.S. and international markets. Blink offers residential and commercial EV charging equipment and services, enabling EV drivers to recharge at various location types. Blink's principal line of products and services is its nationwide Blink EV charging networks (the "Blink Network") and Blink EV charging equipment and other EV-related services. The Blink Network is a proprietary, cloud-based system that operates, maintains and manages Blink charging stations and handles the associated charging data, back-end operations and payment processing. The Blink Network provide property owners, managers, parking companies, state and municipal entities, and other types of commercial customers ("Property Partners") with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Network also provides EV drivers with vital station information, including station location, availability, and fees. Blink also operates an EV-based car-sharing business through its wholly-owned subsidiary, Blink Mobility LLC.

On August 4, 2025, the Company's wholly owned subsidiary, Envoy Technologies, Inc. ("Envoy Technologies"), entered into Amendment No. 4 (the "Fourth Amendment") to the Agreement and Plan of Merger, dated as of April 18, 2023, with the Company, Envoy Technologies, Envoy Mobility, Inc. ("Mobility" and formerly Blink Mobility, LLC) and Fortis Advisors LLC, as equity holders' agent (as previously amended, the "Merger Agreement"). Pursuant to the Fourth Amendment, the sole remaining payment obligation to the former shareholders of Envoy Technologies was fully satisfied, and the Company and Mobility were released from all claims and liabilities relating to such obligation, with the issuance of (x) $10,000 in shares of Company common stock, valued based on the volume-weighted average trading price for the 25 trading days preceding the issuance date, and (y) warrants exercisable for shares of Company common stock with an aggregate value of $11,000, divided into three tranches with vesting conditions based on specific stock price achievements. During the year ended December 31, 2025, the Company issued an aggregate of 9,696,882 shares of the Company's common stock and issued warrants to purchase an aggregate of 3,898,177 shares of Company common stock in full satisfaction of the consideration payable to the former shareholders of Envoy Technologies. See Note 8 – Notes Payable and Consideration Payable for additional information. The former shareholders of Envoy Technologies were granted registration rights for shares of Company common stock initially issued and those issuable pursuant to the exercise of warrants.

On October 21, 2025, the Company filed a resale registration statement on Form S-1 with the SEC covering up to 13,595,059 shares of common stock that may be offered for resale or otherwise disposed of by the selling stockholders. The shares offered for resale under the registration statement consist of (i) 9,696,882 shares of common stock and (ii) 3,898,177 shares of common stock issuable upon the exercise of warrants, which were issued by the Company to the selling stockholders in connection with the Company's acquisition of Envoy Technologies pursuant to the Merger Agreement. The Company will bear all costs, expenses and fees in connection with the registration of shares for resale by the selling stockholders, other than the selling stockholders' respective discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses attributable to the sale or disposition of the shares. The registration statement became effective on November 27, 2025.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LIQUIDITY

As of December 31, 2025, the Company had cash and cash equivalents and marketable securities of $39,568 and working capital of $25,846. During the years ended December 31, 2025, 2024, and 2023, the Company incurred a net loss of $83,385, $201,318, and $203,693, respectively. During the years ended December 31, 2025, 2024, and 2023, the Company used cash in operating activities of $30,857, $48,291, and $97,570, respectively.

The Company has not yet achieved profitability and expects to continue to incur cash outflows from operations. While the BlinkForward Initiative (as defined elsewhere) has substantially decreased operating expenses and cash burn, in the near future the Company needs to generate significant additional product revenues to achieve profitability. Historically, the Company has been able to raise funds to support business operations, although there can be no assurance that the Company will be successful in raising significant additional funds in the future. The Company expects that cash and cash equivalents will fund operations for at least 12 months after the issuance date of the financial statements included in this Annual Report.

Historically, the Company has been able to raise funds to support its business operations. Our operations have primarily been funded through proceeds received in equity and debt financings. The Company believes it has access to capital resources and continues to evaluate additional financing opportunities. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds raised will enable the Company to complete its EV development initiatives or attain profitable operations.

Public Offerings

In December 2025, the Company completed an underwritten registered public offering of 26,666,666 shares of our common stock at a public offering price of $0.75 per share. The Company received approximately $20,000 in gross proceeds from the public offering, and approximately $18,526 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company which were recorded as a reduction to additional paid - in capital. The public offering was made pursuant to our registration statement on Form S-1 filed with the SEC on December 4, 2025, and final prospectus dated December 10, 2025. H.C. Wainwright & Co. and Roth Capital Partners acted as co-placement agents in connection with the offering.

In February 2023, the Company completed an underwritten registered public offering of 8,333,333 shares of its common stock at a public offering price of $12.00 per share. The Company received approximately $100,000 in gross proceeds from the public offering and approximately $95,000 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company which were recorded as a reduction to additional paid - in capital.

At- The- Market Offerings

During the year ended December 31, 2025, the Company sold an aggregate of 681,330 shares of common stock under an “at-the-market” equity offering program for aggregate gross proceeds of $909, less issuance costs of $18, which were recorded as a reduction to additional paid-in capital. During the year ended December 31, 2024, the Company sold an aggregate of 8,970,010 shares of common stock under an “at-the-market” equity offering program for aggregate gross proceeds of $27,004, less issuance costs of $608 which were recorded as a reduction to additional paid-in capital. See Note 11 – Stockholders’ Equity.

BlinkForward Initiative

In May 2025, the Company announced the BlinkForward Initiative as part of a broader strategic restructuring plan aimed at accelerating the Company’s path to profitability and enhancing operational efficiency. Key pillars of the BlinkForward Initiative were designed to transform the Company into a more agile and lean organization. This included a significant reduction in our global workforce, reductions in other operating, general and administrative expenses, and a shift to contract manufacturing for EV hardware to reduce overhead expenses and focus on intellectual property and customer support efforts. The transition to contract manufacturing was completed in January 2026, and Blink no longer maintains manufacturing facilities in-house.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Blink Charging Co. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the financial statements. The Company's significant estimates used in these consolidated financial statements include, but are not limited to, stock-based compensation, accounts receivable reserves, net realizable value of inventory, goodwill impairment analysis, the valuation allowance related to the Company's deferred tax assets, intangible assets impairment analysis, right-of-use assets and related leases payable, derivative liabilities and the recoverability and useful lives of long-lived assets and consideration payable. Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

> Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

> Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

> Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company considers cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities to meet the definition of financial instruments. As of December 31, 2025 and 2024, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short period of time between their origination and their expected realization or payment. The carrying amount of consideration payable (excluding the amounts related to the Envoy common stock consideration payable) approximates its fair value as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics. The common stock consideration payable related to the Envoy acquisition was settled during 2025.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of highly liquid investments such as money market funds and deposits held at major banks. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, which is determined at the date of purchase. The Company has cash on deposit in several financial institutions which, at times, may be in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced losses in such accounts and periodically evaluates the creditworthiness of its financial institutions. The Company reduces its credit risk by placing its cash and cash equivalents with major financial institutions. As of December 31, 2025 and 2024, the Company had $5,384 and $10,052, respectively, held in foreign financial institutions.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RESTRICTED CASH

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded as restricted cash on the accompanying consolidated balance sheets.

MARKETABLE SECURITIES

The Company had marketable securities of $0 and $13,630 as of December 31, 2025 and 2024, respectively. These securities consist primarily of mutual funds and will be used for future working capital needs.

The Company determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. The Company carries all "available-for-sale securities" at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity. The Company carries all "trading securities" at fair value, with unrealized gains and losses, recorded in other income in the Company's consolidated statements of operations. The cost of securities sold is based on the specific-identification method. There were no marketable securities as of December 31, 2025. The marketable securities were all classified as trading as of December 31, 2024. Marketable securities are stated at fair value.

The below table provides supplemental information related to marketable securities:

	For the Years Ended December 31,		
	2025	2024	2023
Net gains recognized during the period on trading securities	$ 39	$ 79	$ 76
Less: net gains recognized during the period on trading securities sold during the period	(39)	(40)	(25)
Unrealized gains recognized during the reporting period on trading securities still held at the reporting date	$ -	$ 39	$ 51

ACCOUNTS AND OTHER RECEIVABLES

Accounts receivable are carried at their contractual amounts, less a provision for current expected credit losses. The reserve represents the Company's best estimate of expected credit losses it may experience in the Company's receivable portfolio. As of December 31, 2025 and 2024, there was an allowance for expected credit losses of $10,445 and $8,426, respectively. Management estimates the allowance for credit losses based on an ongoing review of existing economic conditions, the financial conditions of the customers, historical trends in credit losses, and the amount and age of past due accounts.

The table below illustrates the change in the allowance for expected credit losses for the years ended December 31, 2025, 2024, and 2023.

	2025	2024	2023
Allowance for Expected Credit Losses			
Beginning balance as of January 1,	$ 8,426	$ 6,750	$ 2,548
Provision for credit losses	3,894	1,720	2,555
Write-offs	(256)	(44)	1,647
Recoveries	(1,619)	-	-
Ending balance as of December 31,	$ 10,445	$ 8,426	$ 6,750

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

INVENTORY

Inventory is comprised of electric charging stations, related parts and components, sub-components, sub-assemblies and finished products. Inventory is stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within cost of revenues and inventory that is installed on the premises of participating owner/operator properties, where the Company retains ownership, is transferred to property and equipment at the carrying value of the inventory. Cost of parts and components include the purchase and related costs incurred in bringing the products to their present location and condition. The Company periodically reviews its inventory for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value. As of December 31, 2025, the Company's inventory was comprised of $5,532 of finished goods that were available for sale and $8,621 of raw material and work in process. As of December 31, 2024, the Company's inventory was comprised of $16,987 of finished goods that were available for sale and $19,621 of raw material and work in process. The provisions for slow moving and obsolete inventory are included within cost of product sales on the consolidated statements of operations.

The table below illustrates the change in the reserve for slow-moving or excess inventory for the years ended December 31, 2025, 2024, and 2023.

	2025	2024	2023
Inventory Reserve			
Beginning balance as of January 1,	$ 3,129	$ 777	$ 298
Provision for slow moving and obsolete inventory	6,619	4,024	527
Write-offs	-	(1,672)	-
Other	-	-	(48)
Ending balance as of December 31,	$ 9,748	$ 3,129	$ 777

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost or fair value at the date of acquisition for property and equipment acquired in a business combination, net of accumulated depreciation and amortization which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets.

Asset	Useful Lives (In Years)
Electric vehicle charging stations	3-8
Software	3-7
Automobiles	3-5
Office and computer equipment	5
Leasehold improvements	7-8
Machinery and equipment	6

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed and any resulting gain or loss is included in the consolidated statements of operations for the respective period. Minor additions and repairs are expensed in the period incurred. Major additions and repairs which extend the useful life of existing assets are capitalized and depreciated using the straight-line method over their remaining estimated useful lives.

EV charging stations represent the cost, net of accumulated depreciation, of charging equipment and installation of the charging equipment that has been installed on the premises of participating owner/operator properties or are earmarked to be installed.

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company assesses the recoverability of its long-lived assets by monitoring current selling prices of car charging units in the open market, the adoption rate of various auto manufacturers in the EV market and projected car charging utilization at various public car charging stations throughout its network in determining fair value. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Electric vehicle charging requirements and technologies periodically change, driven by federal, state or local regulatory authorities or by electric vehicle manufacturers or other technology or services providers for the charging station industry, in particular cellular connectivity technology. When such changes occur, the Company may need to upgrade or adapt its charging station products or introduce new products to serve new vehicles, conform to new standards, or adapt new technologies to serve existing customers or new customers at substantial research, development, and network upgrades costs.

No impairment charges were recorded on property and equipment for the years ended December 31, 2025, 2024, and 2023.

See Note 4 – Property and Equipment for additional details.

BLINK CHARGING CO.

Notes to Consolidated Financial Statements
(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

GOODWILL

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to assets acquired, including other identifiable intangible assets, net of liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

Goodwill is required to be evaluated for impairment on an annual basis or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include: macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques and weights the results accordingly.

The Company is required to make certain subjective and complex judgments in assessing whether goodwill may be impaired. These judgments include significant assumptions and estimates used to determine the fair value of its reporting units, such as projected revenues and related growth rates, projected operating margins and operating cash flows, discount rates, and future economic and market conditions. The Company has elected to perform its annual goodwill impairment review on November 1 of each year, initially utilizing a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount.

See Note 6 - Goodwill for further information.

INTANGIBLE ASSETS

Identifiable intangible assets primarily include trade name, internal use software, customer relationships, internally developed technology, capitalized engineering costs and non-compete agreements. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company will compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

ASSETS HELD FOR SALE

The Company initially measures an asset that is classified as held for sale at the lower of its carrying amount or fair value less costs to sell. The Company assesses the fair value of an asset less costs to sell each reporting period that it remains classified as held for sale, and reports any subsequent changes as an adjustment to the carrying amount of the asset. Assets are not depreciated or amortized while they are classified as held for sale.

Underperforming Subsidiary

During the first quarter of 2024, the Company's Board of Directors approved a plan for the sale of underperforming assets of a subsidiary. On April 30, 2024, the Company entered into an agreement to sell installed and inventory charging units and the associated agreements with existing customers, hosts, and drivers. This transaction was completed and funded on July 3, 2024. As a result, the Company recorded a loss of $945 for the year ended December 31, 2024, which is included in operating expenses on the accompanying consolidated statements of operations. The Company elected not to present this underperforming subsidiary as discontinued operations because it is not material to the Company's consolidated financial statements.

BLINK CHARGING CO.

Notes to Consolidated Financial Statements
(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

FOREIGN CURRENCY TRANSLATION

The Company's reporting currency is the United States dollar. The functional currency of certain subsidiaries is the Euro, Indian Rupee, and Pound Sterling. Assets and liabilities are translated based on the exchange rates at the balance sheet date $1.1739 for the Euro, $0.0111 for the Indian Rupee and $1.3438 for the Pound Sterling as of December 31, 2025; $1.04131 for the Euro, $.0117 for the Indian Rupee and $1.2551 for the Pound Sterling as of December 31, 2024.

Expense accounts are translated at the weighted average exchange rate for the period $1.1317 for the Euro, $0.0115 for the Indian Rupee and $1.3204 for the Pound Sterling during the year ended December 31, 2025; $1.0439 for the Euro, $0.0117 for the Indian Rupee and $1.2852 for the Pound Sterling during the year ended December 31, 2024; $1.0980 for the Euro, $0.0120 for the Indian Rupee and $1.2664 for the Pound Sterling during the year ended December 31, 2023; Equity accounts are translated at historical exchange rates. The resulting translation adjustments are recognized in stockholders' equity as a component of accumulated other comprehensive income.

Comprehensive income (loss) is defined as the change in equity of an entity from all sources other than investments by owners or distributions to owners and includes foreign currency translation adjustments as described above. Transaction gains (losses) attributable to foreign exchange were $1,419, ($363), and $140, and are included within general and administrative expenses during the years ended December 31, 2025, 2024, and 2023, respectively. Currency translation adjustments attributable to foreign exchange were ($2,886), ($3,309), and $510 during the years ended December 31, 2025, 2024, and 2023, respectively.

REVENUE RECOGNITION

The Company recognizes revenue primarily from four different types of contracts with customers:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer or installation of the product.

- Charging service revenue – The Company generates charging service revenue from fees charged to users for the use of charging stations, including per-session connection fees and usage-based charges. Revenue is recognized at the point in time when a particular charging session is completed.

- Warranty – Extended warranties represent a stand-ready obligation whereby the Company is obligated to perform over a period of time and, as a result, revenue is recognized on a gross basis on a straight-line basis over the contract term. The Company also facilitates the sale of third-party warranties for which it acts as an agent; accordingly, revenue from third-party warranties is recognized on a net basis at the point in time of sale. Further, standard warranties are generally not accounted for as separate performance obligations as warranties do not provide a service in addition to the assurance that the charging stations will function as expected.

- Network fees and warranty – Represents a stand-ready obligation whereby the Company is obligated to perform over a period of time and, as a result, revenue is recognized on a straight-line basis over the contract term. Network fees are billed annually.

- Other – Primarily related to transaction fees recognized at a point in time. Other revenues are also comprised of sales related to alternative fuel credits.

- Car-sharing services – Relate to revenues and expenses from electric vehicle-sharing and electric vehicle charging services provided to apartments, offices and hotels for use by their residents and guests and are recognized in accordance with ASC 842. Revenue is recognized over the duration of the rental agreement which are short term in nature.

- Grant and fees rebate – Grants and rebates related to EV charging stations and associated installation costs are accounted for by analogy to IAS 20. Grant proceeds are initially deferred and recognized in revenue in a manner consistent with the terms of the grant.

F-19

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION

The following table summarizes our revenue recognized in the consolidated statements of operations:

	For the Years Ended December 31,		
	2025	2024	2023
ASC 606 Revenues - Recognized at a Point in Time			
Product sales	$ 46,961	$ 81,703	$ 109,416
Charging service revenue	32,285	21,445	15,646
Warranty	1,449	1,535	-
Other	3,113	1,535	1,026
Total Revenues - Recognized at a Point in Time	83,808	106,218	126,088
ASC 606 Revenues - Recognized Over a Period of Time:			
Network fees	12,200	7,952	7,481
Warranty	2,393	4,151	3,258
Total Revenues - Recognized Over a Period of Time	14,593	12,103	10,739
ASC 842 - Revenues			
Car-sharing services	4,809	4,667	3,302
Revenues - Other			
Grant and rebate	310	1,049	469
Total Revenue	$ 103,520	$ 124,037	$ 140,598

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION – CONTINUED

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. Payment terms are generally thirty days. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company recognizes revenue from numerous contracts with multiple performance obligations. For these contracts, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the observable price for which the Company would sell the product or service to a customer on a standalone basis (i.e., not sold as a bundled sale with any other products or services). The allocation of transaction price among separate performance obligations may impact the timing of revenue recognition but will not change the total revenue recognized on the contract.

As of December 31, 2025, the Company had $17,282 related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets. The Company expects to satisfy $12,137 of its remaining performance obligations for network fees, warranty revenue, product sales, and other and recognize the revenue within the next twelve months. As of December 31, 2024, the Company had $22,138 related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets.

The Company has elected to apply the practical expedient to expense costs to obtain contracts at the time the liability is incurred when the expected amortization period is one year or less.

During the years ended December 31, 2025, 2024, and 2023, there was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods as specified by ASC 606-10-50-12A.

During the years ended December 31, 2025, 2024, and 2023, the Company recognized $744, $211, and $214, respectively, of revenue related to alternative fuel credits, which is included within other revenue on the consolidated statements of operations.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION – CONTINUED

Car-sharing services relate to revenues and expenses from electric vehicle-sharing and electric vehicle charging services provided to apartments, offices and hotels for use by their residents and guests and are recognized in accordance with ASC 842. The Company provides electric vehicles to be available for use and the contracting locations are invoiced on a monthly or quarterly basis under the terms of the agreement signed with each respective customer. Revenue is also derived from parties who schedule use of electric vehicles that are not provided specifically for exclusive use to a particular customer under an ongoing existing contractual arrangement. The Company accounts for such rentals as operating leases. The lease terms are included in the Company's contracts, and the determination of whether the Company's contracts contain leases generally does not require significant assumptions or judgments. The Company's lease revenues do not include material amounts of variable payments. The Company does not provide an option for the lessee to purchase the rented vehicle at the end of the lease.

The Company is unsure of when the customer will return the vehicles. As such, the Company does not know how much the customer will owe upon return of the vehicle and, therefore, cannot provide a maturity analysis of future lease payments. The Company's vehicles are generally rented for short periods of time (generally a few hours). Lessees do not provide residual value guarantees on rented vehicles. The Company's vehicles are typically rented for the majority of the time that the Company owns or leases the underlying vehicle.

GOVERNMENT GRANTS

The Company receives grants from federal, state, and foreign government agencies related to capital investments in electric vehicle charging equipment The Company's accounting policy is to analogize to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, under IFRS Accounting Standards. Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money should be recognized on a systematic basis over the periods in which the entity recognizes the related expenses or losses for which the grant money is intended to compensate. The Company recognizes grants once it is probable that both of the following conditions will be met: (1) the Company is eligible to receive the grant and (2) the Company is able to comply with the relevant conditions of the grant. Government grants whose primary condition is the purchase, construction, or acquisition of a long-lived asset are considered asset-based grants and are recognized as a liability. Other government grants not related to long-lived assets are considered income-based grants, which are initially recognized as "Government grants receivable" and are also recognized as a reduction to the related cost of activities that generated the benefit. Proceeds received from asset-based grants are presented as cash inflows from investing activities on the consolidated statements of cash flows, whereas proceeds received from income-based grants are presented as cash inflows from operating activities. Private and government grants and rebates related to EV charging stations and their installation are deferred and amortized in a manner consistent with the recognition of the related depreciation expense of the related asset over their useful lives.

Grant receivables are included within prepaid expenses and other current assets on the Company's consolidated balance sheets. Current liabilities related to government grants are included within accounts payable, accrued expenses and other current liabilities, and non-current liabilities related to government grants are included within other liabilities. As of December 31, 2025, the Company had government grant receivables of $0 and government grant liabilities of $11,067, of which $2,869 were current and $8,198 were non-current. As of December 31, 2024, the Company had government grant receivables of $1,129 and government grant liabilities of $7,327, of which $1,784 were current and $5,543 were non-current. During the years ended December 31, 2025, 2024, and 2023, government grants of $3,236 $1,129 and $0 respectively, were recognized as a reduction to depreciation expense on the consolidated statements of operations.

ADVERTISING COSTS

The Company participates in various advertising programs. All costs related to advertising of the Company's products and services are expensed in the period incurred. Advertising costs charged to operations for the years ended December 31, 2025, 2024, and 2023 were $1,606, $2,266, and $2,321, respectively, and are included in general and administrative expenses on the consolidated statements of operations.

CONCENTRATIONS

As of December 31, 2025, accounts receivable from a significant customer was 18% of total accounts receivable and accounts receivable from another significant customer was 11% of accounts receivable. As of December 31, 2024, accounts receivable from a significant customer was 12% of total accounts receivable. As of December 31, 2025 and 2024, accounts payable to a significant vendor was approximately 12% of accounts payable. During the year ended December 31, 2025, revenue from a significant customer represented 10% of total revenue.

During the year ended December 31, 2025 and 2024, the Company made purchases from a significant supplier that represented 12% of total purchases. During the years ended December 31, 2023, the Company made purchases from another significant supplier that represented 24% of total purchases.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

STOCK-BASED COMPENSATION

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date and then is recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The Company computes the fair value of equity-classified warrants and options granted using the Black-Scholes option pricing model.

LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment and finance lease liabilities on the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company provides charging services at designated locations on the host's property at which the charging station is situated. In consideration thereof, the host shares in the monthly revenue generated by the charging station on a percentage basis. As the charging station monthly revenue generated is variable, the host's monthly revenue derived there from is similarly variable. These arrangements contain embedded lease arrangements to place charging equipment in designated space located on the host's site in exchange for variable lease payments based on revenue-sharing provisions, which are expensed as incurred in host provider fees in the accompanying consolidated statements of operations. The Company has elected the practical expedient to not separate non-lease components from lease components in the measurement of liabilities for all asset classes. The Company expenses variable lease payments as incurred.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. As of December 31, 2025 and 2024, the Company maintained a full valuation allowance against its deferred tax assets, since it is more likely than not that the future tax benefit on such temporary differences will not be realized.

The Company recognizes the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement by examining taxing authorities. The Company has open tax years going back to 2021 (or the tax year ended December 31, 2009 if the Company were to utilize its NOLs) which will be subject to audit by federal and state authorities upon filing. The Company's policy is to recognize interest and penalties accrued on uncertain income tax positions in interest expense in the Company's consolidated statements of operations. As of December 31, 2025 the Company had no unrecognized tax benefits. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the treasury stock or if converted method), if dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	For the Years Ended December 31,		
	2025	2024	2023
Warrants	3,245,059	-	1,150,152
Options	-	-	982,844
Restricted stock units	1,474,443	1,160,667	-
Total potentially dilutive shares	4,719,502	1,160,667	2,132,996

In addition, 1,932,682 and 1,150,152 warrants for the years ended December 31, 2025 and 2024, respectively, and 496,600 and 986,165 options for the years ended December 31, 2025 and 2024, respectively, were excluded from the above table because their exercise prices exceeded the average market price of the Company's common stock during the respective periods, and would have been anti-dilutive regardless of the Company's net loss position.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications have no effect on previously reported results of operations or loss per share.

COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(dollars in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-06, Disclosure Improvements. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires additional disclosures in the footnotes that disaggregate certain expenses presented on the face of the income statement. This standard is effective for the Company's annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028. Retrospective application to comparative periods is optional, and early adoption is permitted. The Company is currently evaluating the effects of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient that permits entities to assume that current economic conditions as of the balance sheet date will remain unchanged over the remaining life of current accounts receivable and current contract assets when developing reasonable and supportable forecasts for estimating expected credit losses under ASC 326. The ASU is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The amendments are to be applied prospectively. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU modernizes the accounting guidance for internal-use software by eliminating the previous project-stage model and replacing it with a "probable-to-complete" threshold. It also relocates and supersedes the guidance for website development costs (previously in Subtopic 350-50) into Subtopic 350-40, and requires entities to apply the presentation and disclosure requirements in Subtopic 360-10 to capitalized internal-use software costs regardless of how those costs are presented in the financial statements. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adoption of this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer. This ASU refines the scope of Topic 815 to exclude certain contracts whose underlyings are based on operations or activities specific to one of the parties, rather than on general market variables, and clarifies the accounting for share-based noncash consideration received from a customer under Topic 606. The amendments specify that an entity should apply the revenue guidance to share-based consideration until the right to receive or retain that consideration becomes unconditional, at which point subsequent changes in fair value are recognized outside of revenue. The Company is currently assessing the impact that adoption of this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

In September 2025, the FASB issued ASU 2025-08, Derivatives and Hedging (Topic 815): Clarifications on Scope and Application. This ASU provides targeted clarifications to the scope and application of Topic 815, including refinements related to the assessment of whether certain contracts meet the definition of a derivative. The amendments are intended to reduce complexity and diversity in practice by clarifying existing guidance rather than introducing new accounting requirements. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted. The Company is currently assessing the impact that adoption of this ASU will have on its consolidated financial statements and related disclosures.

In October 2025, the FASB issued ASU 2025-09, Financial Instruments (Topic 825): Targeted Disclosure Improvements. This ASU enhances existing disclosure requirements related to financial instruments, including clarifications and refinements intended to improve the relevance and transparency of information provided to financial statement users. The amendments focus primarily on disclosure presentation and do not change the recognition or measurement of financial instruments. The amendments are effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds guidance on the recognition, measurement and presentation of government grants. The new standard is effective for fiscal years beginning after December 15, 2028. Early adoption is permitted. The Company has previously analogized to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, to account for refundable tax credits as an income grant. The Company's existing policy on grants under IAS 20 aligns with the updated guidance, and the Company does not expect a material effect on its consolidated financial statements upon adoption.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies and reorganizes interim reporting disclosure requirements by introducing a disclosure principle that requires entities to disclose significant events and changes in circumstances that occur during interim periods. The amendments are intended to improve the consistency, usefulness, and understandability of interim financial reporting by focusing disclosures on matters that are material to an understanding of the entity's financial position, cash flows, and results of operations. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements and related disclosures.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, under which an entity that qualifies as either a joint venture or a corporate joint venture as defined in the FASB Accounting Standards Codification ("ASC") master glossary is required to apply a new basis of accounting upon the formation of the joint venture. Specifically, the ASU provides that a joint venture or a corporate joint venture (collectively, "joint ventures") must initially measure its assets and liabilities at fair value on the formation date. The amendments are effective for all joint ventures within the ASU's scope that are formed on or after January 1, 2025. The Company adopted this pronouncement on January 1, 2025. The adoption did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. The Company adopted ASU No. 2023-09 as of January 1, 2025 on a prospective basis and have included the relevant disclosures in Note 12, Income Taxes.

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS

ZEMETRIC, INC.

On July 7, 2025, Blink Charging Co. entered into a Stock Purchase Agreement ("SPA") with the shareholders of Zemetric, Inc. ("Zemetric"), a Delaware corporation. Under the terms of the SPA, Blink acquired 100% of the issued and outstanding shares of common stock of Zemetric, thereby obtaining control of Zemetric and its subsidiaries, Zemetric EV Solutions Private Limited and Evy Energy Private Limited, both organized under the laws of India. The Company acquired Zemetric in order to acquire Level 2 charging hardware technology that enhances and complements the Company's existing product portfolio.

Under the terms of the SPA, the aggregate acquisition consideration totaled approximately $3,595, comprised of: (i) $207 (net of cash acquired of $43) in cash paid at closing; (ii) 1,462,841 shares of the Company's common stock with an aggregate fair value of $1,151 ("Common Stock Consideration"), and (iii) earn-out payments with an aggregate value up to $3,438, payable, at the Company's sole discretion, in additional shares of the Company's common stock, cash, or a combination thereof, contingent upon the achievement of specified milestones pursuant to the SPA. No portion of the earn-out shall be payable unless the applicable milestone is met, and any underachievement shall reduce the corresponding earn-out proportionally. In the event the milestones exceed 100% of the specified targets, the Company agrees to issue additional earn-out consideration capped at a maximum of 100% or $3,438.

As of December 31, 2025, 61,598 shares of common stock issuable in connection with the Common Stock Consideration have not been issued. The Company has accrued for this obligation of December 31, 2025. See Note 7 - Accrued Expenses for additional details.

The earn-outs are contingent upon the achievement of certain revenue, gross profit, operational and performance targets over the 18-month period following the closing date. The earn-out is classified as a liability because it may be settled in a variable number of restricted shares and, therefore, does not meet the criteria for equity classification under ASC 815-40.

The Company engaged a third-party independent valuation specialist to assist in the determination of fair values of tangible and intangible assets acquired and liabilities assumed for Zemetric. During the year ended December 31, 2025, the Company completed its analysis of the purchase price allocation related to the Zemetric acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

		Purchase Price Allocation
Purchase Consideration:		
Cash (net of cash acquired of $43)	$	207
Common stock consideration		1,151
Earn-out liabilities		2,194
Total Purchase Consideration	$	3,552
Less:		
Trade names	$	162
Customer relationships		6
Developed technology		1,541
Property and equipment		6
Non-compete agreements		62
Note payable-related party		(114)
Net working capital		147
Fair Value of Identified Net Assets	$	1,810
Remaining Goodwill Value	$	1,742

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATION – CONTINUED

ZEMETRIC, INC. – CONTINUED

The components of net working capital are as follows:

	Purchase Price Allocation
Current assets:	
Accounts receivable	176
Inventory	119
Other current assets	6
Total current assets	$ 301
Less current liabilities:	
Accounts payable	$ 123
Accrued expenses	24
Deferred revenue	7
Total current liabilities	$ 154
Net working capital	$ 147

The Company utilized the relief-from-royalty method to determine the fair value of the acquired trade names. This method estimates the value a market participant would be willing to pay in royalties if it did not own the assets and had to license them from a third party. The fair value was calculated by applying an estimated royalty rate to projected revenues associated with the assets and discounting the resulting royalty savings to present value using an appropriate discount rate. The trade names were assigned an estimated useful life of 13 years.

When determining the fair value of developed technology, a form of an income approach, known as the multi-period excess earnings method, was used. The fair value was determined by calculating the present value of estimated future operating cash flows generated from the technology, less costs to realize the revenue. The Company applied a discount rate of 30%, which reflected the nature of the assets as they relate to the risk and uncertainty of the estimated future operating cash flows. Other significant assumptions used to estimate the fair value of the developed technology include an assumed income tax rate of 26%. The developed technology was assigned a useful life of five years for hardware and three years for software.

When determining the fair value of customer relationships, the Company applied the distributor method, a form of the income approach, which is based on a discounted cash flow model. The model incorporated an assumed income tax rate of 26% and a discount rate of approximately 30%, reflecting the risk profile of the underlying assets. The resulting useful life of customer relationships was estimated at 5.3 years.

The fair value of the non-compete agreements was determined using a discounted cash flow model based on the expected benefit of reducing competition during the restricted period. Key assumptions included a discount rate of 30% and an income tax rate of 26%. The non-compete agreements were assigned a useful life of two years. The fair value of working capital accounts was determined to approximate their carrying values due to the short-term nature of the underlying assets and liabilities. The fair value of property and equipment was estimated using the cost approach, which measures fair value based on current replacement cost adjusted for physical and functional depreciation. Assumptions included replacement cost new, estimated remaining useful life, and physical deterioration factors.

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATION – CONTINUED

ZEMETRIC, INC. – CONTINUED

The fair value of the earn-out liabilities was estimated using a Monte Carlo simulation and a probability weighted expected return model that considered the probability of achieving various operational and revenue milestones. The valuation incorporated risk-adjusted discount rates ranging from approximately 4% to 28% and a 13% liquidity discount to reflect the unregistered status of the shares to be issued upon settlement. Significant increases or decreases in projected revenues or gross margins could materially affect the estimated fair value of the earn-out liabilities.

Goodwill was recorded for the amount by which the purchase price exceeded the fair value of the net assets acquired, and the amount is attributable to the assembled workforce and the synergies expected to be realized through the integration of Zemetric with the Company's existing product offerings. Goodwill of $1,742 resulting from the acquisition of Zemetric is not expected to be deductible for income tax purposes.

The consolidated financial statements of the Company include the results of operations of Zemetric from July 7, 2025 (the acquisition date) through December 31, 2025 and do not include results of operations for periods prior to July 7, 2025. The results of operations of Zemetric from July 7, 2025 through December 31, 2025 included revenues of approximately $14 and net loss of approximately $40. Acquisition-related costs were immaterial.

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATION – CONTINUED

ENVOY TECHNOLOGIES, INC.

On April 18, 2023, the Company, Blink Mobility, LLC, a California limited liability company and wholly-owned subsidiary of the Company ("Mobility"), and Mobility Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Mobility ("Merger Sub"), entered into and, after all parties met the closing conditions, consummated the transactions contemplated under an Agreement and Plan of Merger, dated as of April 18, 2023 (the "Acquisition Agreement"), with Envoy Technologies, Inc., a Delaware corporation ("Envoy"). Pursuant to the Acquisition Agreement, Merger Sub merged with and into Envoy, whereupon the separate corporate existence of Merger Sub ceased, and Envoy was the surviving corporation of the merger and a wholly-owned subsidiary of Mobility (the "Acquisition"). The Company acquired Envoy to enter the EV private rideshare market with the expectation to create incremental opportunities to deploy and sell Blink charging solutions.

Under the terms of the Acquisition Agreement, the acquisition consideration was up to $35,500, paid as follows: (i) $6,000 in cash paid upon the closing of the Acquisition Agreement (the "Closing"); (ii) a promissory note of Mobility in the principal amount of $5,000 which bears interest at a rate of 6% per annum and becomes due 12 months from Closing; (iii) a promissory note of Mobility in the principal amount of $2,000 which bears interest at a rate of 6% per annum and becomes due 18 months from Closing; and (iv)(a) in the event of an initial public offering or direct listing of Mobility or Mobility's successor within 24 months after the Closing (and shares of common stock of the Company are not issued in lieu thereof), $18,500, $21,000 or $22,500 worth of shares of common stock of Mobility or Mobility's successor, depending on the timing of such offering or listing, (b) in the event there is no initial public offering or direct listing of Mobility or Mobility's successor within 24 months after the Closing, $21,000 worth of shares of common stock of the Company, or (c) at the Company's option, a combination of cash and common stock of the Company with an aggregate value of $21,000.

The aggregate purchase price was $30,900, which included working capital deficit of $1,595 and closing date cash of $19. The fair value of the consideration paid in the acquisition consisted of: (a) $6,000 in cash ($4,679 was paid at Closing and $1,321 was paid prior to Closing in the form of a note receivable); (b) $6,782 in aggregate promissory notes; and (c) $18,118 in common stock of Mobility subject to the conditions described above. The payment of shares of common stock of Mobility or Mobility's successor, if any, would be based on the public offering price per share of such stock in the initial public offering. The payment of shares of common stock of the Company, if any, would be based on the average of the daily-weighted average prices for such stock on each of the 60 days ending on the day prior to issuance thereof. The Company engaged a third-party independent valuation specialist to assist in the determination of fair values of tangible and intangible assets acquired and liabilities assumed for Envoy.

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATION – CONTINUED

ENVOY TECHNOLOGIES, INC. – CONTINUED

		Purchase Price Allocation
Purchase Consideration:		
Cash	$	6,000
Deferred cash consideration		6,782
Common stock		18,118
Total Purchase Consideration	$	30,900
Less:		
Trade name	$	166
Customer relationships		1,925
Internally developed technology		175
Non-compete agreements		11
Property and equipment		1,802
Other assets		52
Notes payable- non current portion		(24)
Lease liability- non current portion		(1,730)
Debt-free net working capital deficit		(1,595)
Fair Value of Identified Net Assets	$	782
Remaining Unidentified Goodwill Value	$	30,118

In connection with the acquisition of Envoy, the Company acquired intangible assets in the form of a trade name, customer relationships, internally developed technology and non-compete agreements. The Company used the relief from royalty method when determining the fair value of the acquired trade name and internally developed technology. The fair value was determined by applying an estimated royalty rate to revenues, measuring the value the Company would pay in royalties to a market participant if it did not own the trade name and internally developed technology and had to license it from a third party. The trademark was assigned a useful life of 2 years and the internally developed technology was assigned a useful life of 3 years.

When determining fair value of customer relationships, a form of an income approach, known as the multi period excess earnings method was used. The fair value was determined by calculating the present value of estimated future operating cash flows generated from the existing customers less costs to realize the revenue. The Company applied a discount rate of 21%, which reflected the nature of the assets as they relate to the risk and uncertainty of the estimated future operating cash flows. Other significant assumptions used to estimate the fair value of the customer contracts include an assumed income tax rate of 26%. Customer relationships were assigned a useful life of 5.3 years.

The Company used a discounted cash flow model when determining the fair value of the non-compete agreements. Significant assumptions included a discount rate of 21% and an assumed income tax rate of 26%. The non-compete agreements were assigned a useful life of 2 years. The fair value of working capital accounts were determined to be the carrying values due to the short-term nature of the assets and liabilities. The fair value of property and equipment was estimated by applying the cost approach. The cost approach uses the replacement or reproduction cost as an indicator of fair value. The assumptions of the cost approach include replacement cost new, projected capital expenditures, and physical deterioration factors including economic useful life, remaining useful life, age, and effective age.

(dollars in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ENVOY TECHNOLOGIES, INC. – CONTINUED

The components of debt free net working capital deficit are as follows:

	Purchase Price Allocation
Current assets:	
Cash	$ 19
Accounts receivable	391
Prepaid expenses and other current assets	254
Total current assets	$ 664
Less current liabilities:	
Accounts payable	$ 853
Current portion of lease liability	591
Current portion of notes payable	7
Deferred revenue	229
Accrued expenses and other current liabilities	579
Total current liabilities	$ 2,259
Net working capital deficit	$ (1,595)

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from this acquisition. Goodwill of $30,118 from the acquisition of Envoy is not expected to be deductible for income tax purposes.

The consolidated financial statements of the Company include the results of operations of Envoy from April 18, 2023 to December 31, 2023 and do not include results of operations for periods prior to April 18, 2023. The results of operations of Envoy from April 18, 2023 to December 31, 2023 included revenues of $2,743 and a net loss of $2,620.

The following table presents the unaudited pro forma consolidated results of operations for the years ended December 31, 2023 as if the acquisition of Envoy occurred at the beginning of fiscal year 2022. The pro forma information provided below is compiled from the preacquisition financial information of Envoy and includes pro forma adjustments to give effect to (i) interest expense related to notes issued as consideration and (ii) amortization expense associated with the acquired intangible assets. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2022 or (ii) future results of operations.

	For the Year Ended December 31, 2023 (Unaudited)
Revenues	$ 140,765
Net loss	$ (204,949)

As of the date of the acquisition, the Company expected to collect all contractual cash flows related to receivables acquired in the acquisition. Acquisition-related costs of $356 expensed as incurred and are recorded within general and administrative expenses on the consolidated statements of operations.

(dollars in thousands, except for share and per share amounts)

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
	2025	2024
EV charging stations	$ 53,456	$ 42,419
Software	3,628	3,294
Automobiles	536	1,979
Office and computer equipment	2,994	2,750
Leasehold improvements	1,974	2,001
Machinery and equipment	1,169	1,128
	63,757	53,571
Less: accumulated depreciation	(21,066)	(16,190)
Property and equipment, net	$ 42,691	$ 37,381

Depreciation and amortization expense related to property and equipment was $4,876, $6,841, and $4,885 for the years ended December 31, 2025, 2024, and 2023, respectively, of which, $4,055, $5,643 and $4,250, respectively, was recorded within cost of revenues in the accompanying consolidated statements of operations. The remaining depreciation expense of $820, $1,198, and $635 was included within general and administrative expenses during the years ended December 31, 2025, 2024, and 2023, respectively.

During the years ended December 31, 2025, 2024, and 2023, the Company disposed of property and equipment which resulted in a loss (gain) on disposal of $3,112, $1,969 and ($11), respectively. The losses on disposals were due to the normal course of business and were included within general and administrative expenses in the consolidated statements of operations.

During the years ended December 31, 2025, 2024, and 2023, the Company transferred charging stations of $1,919, $6,242, and $1,786 from inventory into property and equipment. During the year ended December 31, 2024, the Company sold approximately 10,000 square feet of office space in Miami Beach, Florida for approximately $3,425 of proceeds. In connection with the sale, the Company recorded a loss on sale of $459 within general and administrative expenses during the year ended December 31, 2024.

(dollars in thousands, except for share and per share amounts)

5. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Internal Use Software	Capitalized Engineering Costs	Trade Name and Patents	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Accumulated Amortization	Total
Balance as of January 1, 2024	$ 1,245	$ 1,265	$ 2,805	$ 18,224	$ 4,804	$ 1,730	$ (13,775)	$ 16,298
Amortization expense	-	-	-	-	-	-	(5,910)	(5,910)
Balance as of December 31, 2024	1,245	1,265	2,805	18,224	4,804	1,730	(19,685)	10,388
Additions	-	19	162	6	1,541	-	-	1,728
Impairment	-	-	(166)	(1,925)	(175)	(11)	1,515	(762)
Amortization expense	-	-	-	-	-	-	(4,720)	(4,720)
Balance as of December 31, 2025	$ 1,245	$ 1,284	$ 2,801	$ 16,305	$ 6,170	$ 1,719	$ (22,890)	$ 6,634
Weighted average remaining amortization period at December 31, 2025 (in years)	2.3	3.8	12.7	1.5	4.6	0.0		
Useful Lives	3 - 5 Years	6 Years	13-17 Years	5 Years	5 Years	2 Years		

	Internal Use Software	Capitalized Engineering Costs	Trade Name and Patents	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Accumulated Amortization
Balance as of January 1, 2024	$ 721	$ -	$ 2,092	$ 6,592	$ 2,729	$ 1,641	$ 13,775
Amortization expense	24	745	684	2,926	1,444	87	5,910
Balance as of December 31, 2024	745	745	2,776	9,518	4,173	1,728	19,685
Impairment	-	-	(166)	(1,178)	(160)	(11)	(1,515)
Amortization expense	288	345	35	3,341	709	2	4,720
Balance as of December 31, 2025	$ 1,033	$ 1,090	$ 2,645	$ 11,681	$ 4,722	$ 1,719	$ 22,890

Amortization expense during the years ended December 31, 2025, 2024, and 2023 were $4,720, $5,910, and $7,556, respectively. Amortization expense is included within general and administrative expense during the years ended December 31, 2025, 2024, and 2023.

The Company determined that the carrying value of certain intangible assets had exceeded its undiscounted cash flows and, as a result, recorded an intangible asset impairment charge of $762, $0, and $5,143 in the consolidated statements of operations during the years ended December 31, 2025, 2024, and 2023, respectively.

See Note 3 - Business Combination for additional details.

The estimated future amortization expense is as follows:

For the Years Ending December 31,	Total
2026	$ 3,599
2027	1,927
2028	481
2029	336
2030	175
Thereafter	116
	$ 6,634

(dollars in thousands, except for share and per share amounts)

6. GOODWILL

Goodwill Impairment Assessment — Year Ended December 31, 2025

In connection with the Company's annual goodwill impairment assessment on November 1, 2025, management evaluated each reporting unit with a goodwill balance for indicators of impairment. As of the assessment date, goodwill was allocated to two reporting units: Legacy Blink ($1,742, arising from the acquisition of Zemetric, Inc. in July 2025) and Mobility ($17,897). The Blink UK and Blue Corner reporting units had no remaining goodwill as of the assessment date, having been fully impaired as of December 31, 2024. For the Legacy Blink reporting unit, given the recency of the arm's-length acquisition and the absence of adverse qualitative indicators, management concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount.

For the Mobility reporting unit, management's qualitative assessment identified multiple adverse factors indicating that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. These factors included: (i) continued operating losses and limited revenue growth relative to expectations at the time of the Envoy acquisition; (ii) a strategic realignment following changes in executive leadership, pursuant to which management determined that the Mobility business is no longer aligned with the Company's core EV charging infrastructure objectives; and (iii) the receipt of multiple non-binding expressions of interest from third parties to acquire the Mobility business at values substantially below its carrying amount. These indications of value reflected the pricing that willing market participants would ascribe to the reporting unit in an orderly transaction and, together with management's willingness to engage at those levels, provided sufficient market-based evidence to measure the impairment. Based on this evidence, the Company concluded that the reporting unit's carrying value exceeded its fair value by more than the total amount of goodwill allocated to the Mobility reporting unit. As a result, the Company recorded impairment of goodwill of $17,897 during the year ended December 31, 2025. The impairment charge is included in operating expenses in the accompanying consolidated statements of operations.

Goodwill Impairment Assessments — Years Ended December 31, 2024 and 2023

During the years ended December 31, 2024 and 2023, the Company considered the decline in its stock price to be an indicator of impairment and, accordingly, performed a quantitative impairment assessment of its goodwill and intangible assets on the dates where such indicators of impairment were identified in addition to performing its annual goodwill impairment analysis. This assessment involved comparing the estimated fair value of each of its reporting units to the reporting unit's carrying value, inclusive of the goodwill balance allocated to the reporting unit.

Estimation of the fair value of each reporting unit involved the projection of discounted future cash flows using certain assumptions that are subjective in nature, including assumptions related to historical and market growth rates and gross margin improvements, as well as future operating expense synergies and optimization, among other factors. Based on its analysis, the Company determined that the carrying value exceeded the estimated fair value in all reporting units. Consequently, the Company recognized a goodwill impairment charge of $126,984 and $89,087 in the consolidated statements of operations during the years ended December 31, 2024 and 2023 respectively.

(dollars in thousands, except for share and per share amounts)

6. GOODWILL – CONTINUED

Changes in goodwill by reporting unit as of December 31, 2025 and 2024 were as follows:

	Legacy Blink	Mobility	Blue Corner	Blink UK	Total
Balance as of January 1, 2024	$ 117,345	$ 27,536	$ -	$ -	$ 144,881
Impairment expense	(117,345)	(9,639)	-	-	(126,984)
Balance as of December 31, 2024	-	17,897	-	-	17,897
Additions	1,742	-	-	-	1,742
Impairment expense	-	(17,897)	-	-	(17,897)
Balance as of December 31, 2025	$ 1,742	$ -	$ -	$ -	$ 1,742

Cumulative impairment of goodwill by reporting unit as of December 31, 2025 and 2024 was as follows:

	Legacy Blink	Mobility	Blue Corner	Blink UK	Accumulated Impairment
Balance as of January 1, 2024	$ 58,530	$ 2,926	$ 16,644	$ 10,987	$ 89,087
Impairment expense	117,345	9,639	-	-	126,984
Balance as of December 31, 2024	175,875	12,565	16,644	10,987	216,071
Impairment expense	-	17,897	-	-	17,897
Balance as of December 31, 2025	$ 175,875	$ 30,462	$ 16,644	$ 10,987	$ 233,968

7. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accounts payable, accrued expenses and other current liabilities consisted of the following:

	December 31,	
	2025	2024
Accounts payable	$ 28,404	$ 28,888
Accrued professional, board and other fees	3,239	1,644
Accrued wages	2,723	3,487
Warranty payable	1,277	1,721
Accrued income, property and sales taxes payable	2,780	972
Accrued purchases	3,343	-
Other accrued expenses	2,607	379
Government grant liabilities	2,869	1,784
Total accrued expenses	$ 47,242	$ 38,875

(dollars in thousands, except for share and per share amounts)

8. NOTES PAYABLE AND CONSIDERATION PAYABLE

SEMACONNECT- NOTES PAYABLE

Amendment to Merger Agreement

In connection with the Company's acquisition of SemaConnect in June 2022 pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), the Company agreed to pay $40,600 in deferred merger consideration (the "Deferred Merger Consideration"), plus accrued interest, to the former stockholders of SemaConnect.

On August 4, 2023, the Company entered into an amendment to the Merger Agreement to modify the payment terms of the Deferred Merger Consideration. Under the amended terms, the Company agreed to pay: (a) within 15 days following the consummation of a financing transaction or series of related transactions in excess of $150,000 since the June 2022 closing, $12,500 of the outstanding Deferred Merger Consideration in cash to the former stockholders; and (b) within 15 days following the consummation of any financing transaction or series of related transactions in excess of $250,000 since the closing, fifty cents of every dollar of proceeds received by the Company in excess of $250,000 to repay the Deferred Merger Consideration until paid in full. The amendment also: (i) accelerated the maturity date from June 13, 2025 to April 1, 2025; (ii) increased the interest rate from 7% to 9.5% per annum (with 50% payable in cash and 50% payable in-kind); and (iii) provided each stockholder with the right to convert its outstanding Deferred Merger Consideration (after the initial $12,500 payment) into shares of the Company's common stock at a conversion price equal to 126% of the seven-day average stock price prior to the amendment date, subject to a cap that prevents the issuance of shares equal to or in excess of 20% of the Company's outstanding common stock. The payment obligations were guaranteed by all of the Company's U.S. subsidiaries and secured by a security interest on all assets of the Company and its U.S. subsidiaries.

In consideration for the amendment, the Company issued 158,372 shares of common stock valued at $1,000 as a consent fee to the stockholders' representative, which was recognized as a loss on extinguishment of debt in accordance with ASC 470 during the year ended December 31, 2023. The Company also recognized $50 of reimbursable legal fees as a debt discount, which was amortized through interest expense over the term of the note.

During the year ended December 31, 2024, the Company repaid the remaining principal balance of $31,354 due under this note as well as paid $1,139 of accrued interest. The amounts were previously included within consideration payable on the consolidated balance sheets.

OTHER NOTES PAYABLE

In connection with the SemaConnect and EB acquisitions, the Company had also assumed certain notes payable; however, $9,292 of principal were subsequently repaid during the year ended December 31, 2023.

ENVOY – CONSIDERATION PAYABLE

In connection with the Envoy acquisition, the Company issued notes payable as part of the merger consideration. See Note 3 – Business Combinations for details.

During the year ended December 31, 2024, the Company repaid the remaining principal balance of $6,527 due under this note as well as paid $297 of accrued interest. The amounts were previously included within consideration payable on the consolidated balance sheets.

See Note 10 – Fair Value Measurement for additional details related to the settlement of the common stock consideration payable.

(dollars in thousands, except for share and per share amounts)

9. DEFERRED REVENUE

The Company records deferred revenue when cash payments are received or billings are due in advance of the Company's satisfaction of performance obligations under its contracts with customers. The Company's deferred revenue primarily relates to prepaid network fees and extended warranty. The Company expects to recognize the $17,282 deferred revenue balance as of December 31, 2025 as follows: approximately $12,100 during the year ending December 31, 2026; approximately $3,800 during the year ending December 31, 2027; approximately $1,300 during the year ending December 31, 2028; and the remaining balance thereafter through 2029. The expected timing of recognition is based on the contractual service periods of the underlying arrangements. Actual recognition may differ from these estimates as a result of changes in customer contracts or early termination of service arrangements.

During the year ended December 31, 2025, the Company recognized $8,790 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2024. During the year ended December 31, 2024, the Company recognized $10,595 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2023. During the year ended December 31, 2023, the Company recognized $2,794 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2022.

10. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis are as follows:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 32,500	$ -	$ -	$ 32,500
Total assets	$ 32,500	$ -	$ -	$ 32,500
Liabilities:				
Warrant liability	$ -	$ -	$ 30	$ 30
Earn-out liabilities	-	-	1,986	1,986
Total liabilities	$ -	$ -	$ 2,016	$ 2,016

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities	$ 13,630	$ -	$ -	$ 13,630
Money market funds	27,347	-	-	27,347
Alternative fuel credits	-	51	-	51
Total assets	$ 40,977	$ 51	$ -	$ 41,028
Liabilities:				
Warrant liability	$ -	$ -	$ 22	$ 22
Common stock consideration payable	-	-	21,028	21,028
Total liabilities	$ -	$ -	$ 21,050	$ 21,050

(dollars in thousands, except for share and per share amounts)

10. FAIR VALUE MEASUREMENT – CONTINUED

Assumptions utilized in the valuation of warrant liabilities are described as follows:

	For the Years Ended December 31,		
	2025	2024	2023
Risk-free interest rate	3.96%-4.03%	3.98%-5.09%	4.64%-5.46%
Contractual term (years)	1.00	1.00	1.00
Expected volatility	74%-80%	84%-92%	67%-80%
Expected dividend yield	0.00%	0.00%	0.00%

The following table sets forth a summary of the changes in the fair value of Level 3 liabilities that are measured at fair value on a recurring basis:

	2025	2024
Common Stock Consideration Payable		
Beginning balance as of January 1,	$ 21,028	$ 18,118
Change in fair value of consideration payable	(9,238)	2,910
Issuance of common stock and warrants in satisfaction of consideration payable	(11,790)	-
Ending balance as of December 31,	$ -	$ 21,028
Warrant Liability		
Beginning balance as of January 1,	$ 22	$ 32
Change in fair value of warrant liability	8	(10)
Ending balance as of December 31,	$ 30	$ 22
Earn-Out Liabilities		
Beginning balance as of January 1,	$ -	$ -
Contingent consideration assumed in Zemetric acquisition	2,194	-
Common stock issued in satisfaction of earn-out liabilities	(206)	-
Change in fair value of earn-out liabilities	(2)	-
Ending balance as of December 31,	$ 1,986	$ -

See Note 8- Notes Payable and Consideration Payable for additional details.

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease right of use assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset's projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

(dollars in thousands, except for share and per share amounts)

10. FAIR VALUE MEASUREMENT – CONTINUED

COMMON STOCK CONSIDERATION PAYABLE

The common stock consideration payable is recorded at fair value of $0 and $21,028 as of December 31, 2025 and 2024, respectively, and was included within consideration payable on the consolidated balance sheets. The Company uses a probability-weighted discounted cash flow approach as a valuation technique to determine the fair value of the common stock consideration payable on the acquisition date and at each reporting period. The significant unobservable inputs used in the fair value measurements are the probability outcome percentages that are assigned to each scenario. Significant increases or decreases to either of these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the common stock consideration liability.

During the year ended December 31, 2025, in satisfaction of the Company's obligations with respect to the common stock consideration payable, the Company issued to the former shareholders of Envoy Technologies an aggregate of 9,696,882 shares of the Company's common stock with an aggregate issuance date fair value of $9,018 and warrants to purchase up to an aggregate of 3,898,177 shares of the Company's common stock at an exercise price of $0.01 per share with an aggregate issuance date fair value of $2,772, both of which were classified within stockholders' equity on the consolidated balance sheets. The warrants have a contractual life of twenty months. See Note 1 – Business Organization, Nature of Operations and Basis of Presentation for additional details. The carrying value of the consideration payable prior to settlement was $21,028 and as a result of the Stock Issuance and Warrant Issuance, the Company recorded a gain on the change in fair value and settlement of the consideration payable of $9,238 during the year ended December 31, 2025.

Of the 3,898,177 shares of common stock issuable upon exercise of the warrants, (i) 1,470,588 shares will vest and become exercisable upon the Company's common stock achieving a last reported sale price its principal trading market equal to or greater than $1.70 for seven consecutive trading days, (ii) 1,190,476 shares will vest and become exercisable upon the Company's common stock achieving a last reported sale price its principal trading market equal to or greater than $2.10 for seven consecutive trading day, and (iii) 1,237,113 shares will vest and become exercisable upon the Company's common stock achieving a last reported sale price its principal trading market equal to or greater than $4.85 for seven consecutive trading days. The determination as to whether any such vesting condition has been satisfied will be made solely by the Company, acting in good faith, based on the last reported sale price of the Company's common stock on its principal trading market as reported on the electronic reporting system of such exchange. The Company obtained a third party valuation of the fair value of the warrants which was determined using a Monte Carlo simulation that considered the probability of achieving the market conditions outlined above.

During the year ended December 31, 2025, 1,470,588 warrants related to the first tranche of warrants had become exercisable upon meeting vesting conditions. Furthermore, 653,118 of these warrants were exercised during the year ended December 31, 2025. The remaining two tranches have not vested as of December 31, 2025.

EARN-OUT LIABILITIES

See Note 3 – Business Combination for details.

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL

The Company is authorized to issue 500,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value. The holders of the Company's common stock are entitled to one vote per share. The preferred stock is designated as follows: 20,000,000 shares to Series A Convertible Preferred Stock; 10,000 shares to Series B Convertible Preferred Stock; 250,000 shares to Series C Convertible Preferred Stock; 13 shares to Series D Convertible Preferred Stock; and 19,739,987 undesignated shares.

OMNIBUS INCENTIVE PLANS

On September 7, 2018, the Board of the Company, as well as a majority of the Company's shareholders approved the Company's 2018 Incentive Compensation Plan (the "2018 Plan"), which enables the Company to grant stock options, restricted stock, dividend equivalents, stock payments, deferred stock, restricted stock units, stock appreciation rights, performance share awards, and other incentive awards to associates, directors, consultants, and advisors of the Company and its affiliates, and to improve the ability of the Company to attract, retain, and motivate individuals upon whom the Company's sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company. Stock options granted under the 2018 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if issued to a 10% or greater shareholder must be at least 110% of the fair market value on the date of the grant. The 2018 Plan is to be administered by the Compensation Committee of the Board, which shall have discretion over the awards and grants thereunder.

The aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2018 Plan is 5,000,000, adjusted as provided in Section 4 of the 2018 Plan. No awards may be issued on or after September 7, 2028.

As of December 31, 2025, and 2024, options to purchase 496,600 and 986,165 shares of options were outstanding, respectively. As of December 31, 2025, and 2024, 3,345,353 and 4,974,178 shares of common stock, respectively, were outstanding to employees and members of the Board of Directors of the Company. As of December 31, 2025 and 2024, there were 2,199,439 and 2,025,822 securities available for future issuance under the 2018 Plan, respectively.

PUBLIC OFFERINGS

In February 2023, the Company completed an underwritten registered public offering of 8,333,333 shares of its common stock at a public offering price of $12.00 per share. The Company received approximately $100,000 in gross proceeds from the public offering and $94,766 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company. The public offering was made pursuant to our automatic shelf registration statement on Form S-3 filed with the SEC on January 6, 2021, and prospectus supplement dated February 8, 2023. Barclays acted as the sole book-running manager for the offering. H.C. Wainwright & Co., Roth Capital Partners and ThinkEquity acted as co-managers for the offering. The underwriters did not exercise the over-allotment granted to them in connection with the offering.

In December 2025, the Company completed an underwritten registered public offering of 26,666,666 shares of our common stock at a public offering price of $0.75 per share. The Company received approximately $20,000 in gross proceeds from the public offering, and approximately $18,526 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company. In connection with the offering, the Company engaged H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC as co-placement agents and agreed to pay them a cash fee equal to 6.0% of the aggregate gross proceeds, reimbursement of out-of-pocket expenses up to approximately $141, and warrants to purchase up to 1,600,000 shares of common stock at an exercise price of $0.9375 per share (representing 125% of the public offering price). The placement agent warrants are immediately exercisable and expire three years from the date of issuance. In connection with the offering, each of the Company's officers and directors entered into lock-up agreements restricting the sale or transfer of Company securities for 90 days following the closing date, subject to certain exceptions. The Company also agreed not to issue additional shares of common stock, securities convertible into common stock, or file any registration statements for 90 days following the closing date, subject to certain exceptions.

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

AT-THE-MARKET OFFERING

During the year ended December 31, 2023, the Company sold 30,914,695 shares of its common stock pursuant to the ATM program for gross proceeds of approximately $116,651 and net proceeds of approximately $114,317 after deducting offering expenses.

During the year ended December 31, 2024, the Company sold an aggregate of 8,970,010 shares of common stock aggregate gross proceeds of $27,004, less issuance costs of $608, for net proceeds of $26,396. As of December 31, 2024, the Company has approximately $98,648 available under this ATM program

During the year ended December 31, 2025, the Company sold an aggregate of 681,330 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $909, less issuance costs of $18, which were recorded as a reduction to additional paid-in capital.

The ATM is not currently active since the Company does not have an effective shelf registration statement covering the shares of common stock issuable thereunder.

COMMON STOCK

2023

During the year ended December 31, 2023, the Company issued an aggregate of 557,733 shares of common stock pursuant to exercises of warrants to purchase an aggregate of 557,733 shares of common stock for aggregate net proceeds of $835.

During the year ended December 31, 2023, the Company issued an aggregate of 8,235 shares of common stock with an issuance date fair value of $35 in satisfaction of a common stock liability.

During the year ended December 31, 2023, the Company issued an aggregate of 393,240 shares of the Company's common stock pursuant to the cashless exercise of 796,940 options and warrants. The options had a weighted average exercise price of $3.35 per share and the warrants had a weighted average exercise price of $4.25 per share.

During the year ended December 31, 2023, the Company received 27,681 shares of common stock with a value of $197 which were surrendered by the recipients for payroll tax purposes. These shares were surrendered and cancelled as of December 31, 2023.

During the year ended December 31, 2023, the Company issued an aggregate of 370,899 shares of common stock with an issuance date fair value of $2,600 in satisfaction of accrued issuable equity to its former Chief Executive Officer. See Note 16 – Commitments and Contingencies – Separation Agreement for additional details.

See Note 8 – Notes Payable and Consideration Payable for details of the issuance of 158,372 shares of common stock in connection with the extinguishment of notes payable.

During the year ended December 31, 2023, the Company issued an aggregate of 5,866 shares of common stock for services to a board member with an issuance date fair value of $132.

During the year ended December 31, 2023, the Company issued an aggregate of 103,843 shares of common stock with an issuance date fair value of $128 as compensation to employees and its former Chief Executive Officer.

During the year ended December 31, 2023, the Company issued an aggregate of 376,778 shares of common stock for services to employees with an aggregate issuance date fair value of $3,104.

During the year ended December 31, 2023, the Company issued an aggregate of 146,475 shares of common stock for services to an employee with an issuance date fair value of $334.

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

COMMON STOCK - CONTINUED

2024

During the year ended December 31, 2024, the Company issued an aggregate of 837 shares of common stock for services to an employee with an issuance date fair value of $2 and will be recognized ratably over the vesting term. On the grant date, 279 shares vested immediately, 279 shares vested on April 1, 2024, and the remaining 279 shares will vest on April 1, 2025. Expenses related to this award are included within compensation expense on the consolidated statements of operations.

During the year ended December 31, 2024, the Company issued an aggregate of 157,870 shares of common stock upon vesting of restricted stock units to employees for services with an aggregate grant date fair value of $1,455. Expenses related to this award were included within compensation expense on the consolidated statements of operations.

During the year ended December 31, 2024, the Company granted an aggregate of 986,563 shares of restricted stock with an aggregate grant date fair value of $2,854 which will be recognized ratably over the vesting terms. The restricted stock has vesting dates ranging from April 15, 2024 to June 30, 2027. Expenses related to this award are included within compensation expense on the consolidated statements of operations.

2025

During the year ended December 31, 2025, the Company issued 653,118 shares of common stock pursuant to a warrant exercise.

During the year ended December 31, 2025, the Company issued 189,892 shares of common stock in satisfaction of certain earn-out liabilities pursuant to the Zemetric acquisition. See Note 3- Business Combinations- for additional information.

See Note 3 - Business Combination for additional details related to common stock issued as consideration for the Zemetric acquisition.

See Note 10 - Fair Value Measurement for additional details related to common stock and warrants issued in satisfaction of consideration payable.

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK-BASED COMPENSATION

The Company recognized stock-based compensation expense related to common stock, stock options and warrants for the years ended December 31, 2025, 2024, and 2023, of $2,764, $3,525, $22,039, respectively, which is included within compensation expense on the consolidated statement of operations. As December 31, 2025, there was $1,450 of unrecognized stock-based compensation expense that will be recognized over the weighted average remaining vesting period of 1.34 years.

WARRANT AND OPTION VALUATION

The Company has computed the fair value of certain warrants and options granted using the Black-Scholes option pricing model. Option forfeitures are recorded as a reduction of previously expensed amount at the time of occurrence. The expected term used for options issued is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatility of the Company over a period equivalent to the expected life of the instrument being valued. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

RESTRICTED STOCK UNITS

The Company grants Restricted Stock Units ("RSUs") to employees, executives, and members of the Board of Directors under the Company's equity incentive plan. RSUs represent a right to receive shares of the Company's common stock upon vesting and have no exercise price. The RSUs vest ratably over service periods of one to three years from the date of grant, subject to the recipient's continued service with the Company. Upon vesting, the RSUs automatically settle and convert into unrestricted shares of the Company's common stock. The fair value of RSUs is determined based on the closing price of the Company's common stock on the date of grant.

A summary of the RSU activity during the year ended December 31, 2025 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Grant Date Fair Value
Unvested, January 1, 2025	1,160,667	$ 3.32	3,850
Granted	1,713,160	1.25	2,136
Vested	(1,074,742)	2.74	(2,940)
Cancelled/forfeited/expired	(324,642)	2.32	(755)
Unvested, December 31, 2025	1,474,443	$ 1.57	$ 2,291

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK OPTIONS

In applying the Black-Scholes option pricing model to options granted, the Company used the following assumptions:

	For the Years Ended December 31,		
	2025	2024	2023
Risk free interest rate	4.12%	3.60%-4.64%	3.00%-4.14%
Expected term (years)	8.00	6.00	5.00
Expected volatility	81%	110.3%-125.9%	115.9%-117.3%
Expected dividends	0.00%	0.00%	0.00%

A summary of the option activity during the year ended December 31, 2025 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Aggregate Intrinsic Value
Outstanding, January 1, 2025	986,165	$ 26.27		
Granted	100,257	2.55		
Cancelled/forfeited/expired	(589,822)	33.03		
Outstanding, December 31, 2025	496,600	$ 13.43	3.3	$ -
Exercisable, December 31, 2025	415,853	$ 15.60	2.5	$ -

The weighted average estimated fair value of the options granted during the years ended December 31, 2025, 2024, and 2023 were $2.40, $4.09, and $12.54 per share.

(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK OPTIONS – CONTINUED

The following table presents information related to stock options as of December 31, 2025:

	Options Outstanding		Options Exercisable	
Range of Exercise Price	Weighted Average Exercise Price	Outstanding Number of Options	Weighted Average Remaining Life In Years	Exercisable Number of Options
$0.97-$9.14	$ 2.62	302,948	2.2	222,201
$15.51-$38.45	$ 28.69	177,748	2.9	177,748
$40.82-$59.22	$ 48.86	15,904	1.6	15,904
	13.43	496,600	2.5	415,853

STOCK WARRANTS

In applying the Black-Scholes option pricing model to warrants granted, the Company used the following assumptions:

	For the Years Ended December 31,		
	2025	2024	2023
Risk free interest rate	3.68%	N/A	3.39%-4.03%
Expected term (years)	1.67-3.01	N/A	5.00
Expected volatility	83.3%-84.9%	N/A	115.9%-133.4%
Expected dividends	0.00%	N/A	0.00%

Note 10– Fair Value Measurement and elsewhere within this note for additional details regarding valuation of the warrants issued to the former shareholders of Envoy.

BLINK CHARGING CO.

Notes to Consolidated Financial Statements(dollars in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK WARRANTS – CONTINUED

The following table accounts for the Company's warrant activity for the year ended December 31, 2025:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Life In Years		Aggregate Intrinsic Value
Outstanding, January 1, 2025	1,145,914	$	9.69			
Issued	5,498,177		0.28			
Exercised	(653,118)		0.01			
Outstanding, December 31, 2025	5,990,973	$	2.11	1.9	$	2,132,004
Exercisable, December 31, 2025	3,563,384	$	2.11	2.3	$	2,132,004

The following table presents information related to stock warrants as of December 31, 2025:

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Price		Weighted Average Exercise Price	Outstanding Number of Warrants	Weighted Average Remaining Life In Years	Exercisable Number of Warrants
$0.01	$	0.01	3,245,059	1.3	817,470
$0.9375	$	0.9375	1,600,000	3.0	1,600,000
$8.82-$11.56	$	9.69	1,145,914	2.2	1,145,914
			5,990,973	2.3	3,563,384

F-46

(dollars in thousands, except for share and per share amounts)

12. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted rates expected to be applicable to taxable income in the years those temporary differences are recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income during the period that includes the enactment date. A valuation allowance is recorded by the Company when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

On July 4, 2025, H.R.1 (the “Tax Reform Act of 2025”) was enacted in the U.S. The Tax Reform Act of 2025 includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. Important business provisions include, but are not limited to, reinstatement of permanent expensing of domestic research and development costs, higher EBITDA cap on the deduction for interest expense and 100% bonus depreciation. The provisions in the Tax Reform Act of 2025 have multiple effective dates, with certain provisions effective in 2025 and others implemented through future years. The Tax Reform Act of 2025 did not materially impact the Company’s effective tax rate for 2025. The Company continues to evaluate the future impact of these tax law changes on its financial statements.

The provision for income taxes for the years ended December 31, 2025, 2024, and 2023 consists of the following:

	For the Years Ended December 31		
	2025	2024	2023
Federal:			
Current	$ -	$ -	$ -
Deferred	-	-	-
State:			
Current	91	119	-
Deferred	-	-	-
Foreign:			
Current	226	537	1,494
Deferred	-	-	-
Income tax provision	$ 317	$ 656	$ 1,494

No federal or state current tax provision has been recorded for the years ended December 31, 2025, 2024, and 2023 because the Company had net operating losses for federal and state tax purposes. However, a foreign tax provision was recorded related to the Company’s operations in India. The net operating loss carryovers may be subject to annual limitations under Internal Revenue Code Section 382, and similar state provisions, should there be a greater than 50% ownership change as determined under the applicable income tax regulations. The amount of the limitation would be determined based on the value of the company immediately prior to the ownership change and subsequent ownership changes could further impact the amount of the annual limitation. An ownership change pursuant to Section 382 may have occurred in the past or could happen in the future, such that the NOLs available for utilization could be significantly limited. The Company will perform a Section 382 analysis in the future. The related decrease in the deferred tax asset will be offset by the decrease in valuation allowance.

(dollars in thousands, except for share and per share amounts)

12. INCOME TAXES – CONTINUED

In accordance with ASU 2023-09, the following table summarizes differences between income tax expense (benefit) at the statutory federal income tax rate and as presented on the consolidated statements of operations during the year ended December 31, 2025.

	For the Year Ended December 31, 2025	
Tax benefit at U.S. federal statutory rate	$ (17,248)	21.0%
State income taxes, net of federal benefit (1)	83	(0.1)%
Nontaxable or non deductible items		
Stock compensation	34	0.0%
Loss on impairment of intangibles and goodwill	3,758	(4.6)%
Other permanent differences	(1,928)	2.3%
Income from non-includable foreign entities	3,143	(3.8)%
Foreign tax effects (2)		
India foreign tax expense	225	(0.3)%
Tax credits	(30)	0.0%
Change in valuation allowance	12,280	(14.9)%
Effective income tax rate	$ 317	(0.4)%

(1) State taxes in California, Florida, and Maryland accumulated to over 50% of the tax effect in this category.

(2) India is the only foreign jurisdiction which meets the 5% threshold.

The Company has determined that a valuation allowance for the entire net deferred tax asset is required. A valuation allowance is required if, based on the weight of evidence, it is more likely than not that some or the entire portion of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax asset to zero, the amount that will more likely not be realized.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09 is as follows:

	For the Years Ended December 31	
	2024	2023
Tax benefit at federal statutory rate	(21.0)%	(21.0)%
State income taxes, net of federal benefit	(1.2)%	0.2%
Permanent differences:		
Stock compensation	0.2%	1.5%
Impairment of intangibles and goodwill	13.5%	9.8%
Section 162(m)	0.0%	1.9%
Other permanent differences	0.0%	0.2%
Tax credits	0.0%	0.0%
Income from non-includable foreign entities	2.0%	1.8%
Deferred adjustments and true-up	(5.1)%	2.3%
Change in valuation allowance	13.5%	7.3%
Foreign tax	(1.5)%	(3.2)%
Effective income tax rate	0.4%	0.7%

The disaggregation of the Company's domestic and foreign pre-tax loss for the years ended December 31, 2025, 2024, and 2023, is as follows:

	For the Years Ended December 31		
	2025	2024	2023
U.S.	$ (68,101)	$ (180,327)	$ (151,883)
Foreign	(14,967)	(20,335)	(50,316)
	$ (83,068)	$ (200,662)	$ (202,199)

BLINK CHARGING CO.

Notes to Consolidated Financial Statements
(dollars in thousands, except for share and per share amounts)

12. INCOME TAXES – CONTINUED

A reconciliation of the income tax paid by jurisdiction is as follows:

	For the Year Ended December 31 2025
Income Taxes paid (net of refunds)	
U.S. federal	$ -
U.S. state and local	
Maryland	37
Texas	31
Florida	25
Massachusetts	22
Georgia	18
Pennsylvania	18
Other	24
	175
Foreign	
India	163
Total	$ 338

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

	December 31, 2025	2024
Deferred Tax Assets:		
Net Operating Loss Carryforwards - Federal	$ 81,341	$ 71,339
Net Operating Loss Carryforwards - States	13,679	12,191
Net Operating Loss Carryforwards - UK	8,497	6,560
Net Operating Loss Carryforwards - Belgium	12,149	10,523
Tax Credits	716	686
Stock-Based Compensation	1,135	713
Accruals	2,391	944
Deferred Revenue	2,002	2,299
Allowance for Doubtful Accounts	2,174	1,536
Capitalized Sec. 174 R&E	2,976	2,147
ROU Liability	1,401	1,944
Other	2,061	1,934
	130,522	112,816
Deferred Tax Liabilities:		
Intangible Assets	(1,742)	(2,197)
Depreciable Assets	(6,304)	(3,613)
Unrealized Gain/Loss	72	(175)
ROU Asset	(1,100)	(1,685)
Other	(222)	(531)
	(9,296)	(8,201)
Net Deferred Tax Assets	121,226	104,615
Valuation Allowance	(121,200)	(104,589)
Deferred Tax Assets, Net of Valuation Allowance	26	26
Change in Valuation Allowance	$ 16,611	$ 15,858

(dollars in thousands, except for share and per share amounts)

12. INCOME TAXES – CONTINUED

The Company has determined that a valuation allowance for the entire net deferred tax asset is required. A valuation allowance is required if, based on the weight of evidence, it is more likely than not that some or the entire portion of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax asset to the amount that will more likely than not be realized.

As of December 31, 2025, the Company had net operating loss carry forwards for federal income tax purposes of approximately $387,336, of which $86,636 expire at various dates between 2029 and 2037. The remaining $300,700 of net operating loss carry forwards incurred after 2017 do not have an expiration date.

In addition, state net operating loss carryforwards available are approximately $253,241 as of December 31, 2025. The state NOL carryforwards have expiration dates as follows:

Expiration Date	State NOL
2031	$ 265
2032	582
2033	1,219
2034	2,042
2035 and after	152,261
Indefinite	96,872
Total	$ 253,241

As of December 31, 2025, the Company has foreign NOL carryforwards of approximately $44,724 in the United Kingdom and approximately $48,595 in Belgium, all of which are attributable to the Company's foreign subsidiaries. These NOL carryforwards may be utilized to offset future taxable income in their respective jurisdictions, subject to applicable statutory limitations and regulations. The NOL carryforwards in both the United Kingdom and Belgium can be carried forward indefinitely.

13. RELATED PARTIES

JOINT VENTURE

The Company and a group of three Cyprus entities entered into a shareholders' agreement on February 11, 2019, pertaining to the parties' respective shareholdings in a new joint venture entity, Blink Charging Europe Ltd. (the "Entity"), that was formed under the laws of Cyprus on the same date. The Company owns 40% of the Entity, while the other three parties own 60%. Subsequently, two of the three other parties exited the joint venture, and the remaining other party acquired the ownership of the exiting parties. The Entity currently owns 100% of a Greek subsidiary, Blink Charging Hellas SA ("Hellas"), which operates in the electric vehicle market in Greece. The obligation to fund the Entity's future operations is limited to the Company's 40% ownership. In May 2025, the Company sold its equity interest in the Entity and recorded a gain on sale of investment of $223, which was included within general and administrative expenses on the consolidated statements of operations

The Company recorded $0, $203, and $0 of sales to Hellas during the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2024, the Company had a receivable $31 from Hellas. As of December 31, 2024 the Company had a payable of approximately $129, respectively, to Hellas. In addition, the Company has provided working capital of $274 through December 31, 2025 and 2024, respectively, in Hellas. Through December 31, 2023, the Company has provided working capital of $177 to Hellas. The Company has written off this working capital contribution, since the Company's proportion of Hellas's net losses exceed the working capital contribution.

The Company determined that the Entity is a variable interest entity; however, the Company does not have a controlling financial interest and, as a result, the Company is not required to consolidate the Entity and instead has applied equity method accounting to its investment in the Entity. From inception through December 31, 2025, the Entity has not generated net income and, as a result, pursuant to ASC 323, the Company has not recorded a gain or loss on its equity method investment in the Entity during the years ended December 31, 2025, 2024, and 2023.

BLINK CHARGING UK LIMITED

As of December 31, 2025, certain family members of a senior management employee, who is a former founder of EB Charging Ltd., were providing services to Blink Charging UK Limited. For the twelve months ended December 31, 2025 and 2024, these related parties have collectively provided services totaling $120 and $209, respectively, to Blink Charging UK Limited. These expenses are included within general and administrative expenses on the consolidated statements of operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the family members of the senior management employee no longer provide services to the Company.

NOTE PAYABLE – RELATED PARTY

In connection with the acquisition of Zemetric, the Company assumed a liability to repay a note payable to one of the sellers of Zemetric, who assumed the role of Chief Technology Officer of the Company upon closing of the acquisition. The balance on the note payable was $114, which was repaid in full in October 2025.

(dollars in thousands, except for share and per share amounts)

14. EMPLOYEE BENEFIT PLANS

The Company has defined-contribution plans for which employees meeting certain age and length of service requirements may contribute up to the defined statutory limit. These plans provide discretionary employer matching contributions to eligible employees up to certain statutory annual limits. Employer contributions to these plans were $839, $921, and $652 for the years ended December 31, 2025, 2024, and 2023, respectively.

15. LEASES

Total operating lease expenses for the year ended December 31, 2025, 2024, and 2023, were $2,195, $2,610, and $1,803, respectively, and are recorded in other operating expenses on the consolidated statements of operations. Operating lease expenses consist of rent expense, common area maintenance adjustments, variable lease costs, and other expenses.

In September 2025, the Company terminated its lease for its facility in Tempe, Arizona and paid a lease termination fee of $130. The Company derecognized the operating lease right-of-use asset and corresponding lease liabilities and recognized a loss on lease termination of $58 within other operating expenses during the year ended December 31, 2025.

As of December 31, 2025, the Company had $106 of right-of-use assets that were classified as financing leases for vehicles and are included as a component of property and equipment on the consolidated balance sheet as of December 31, 2025. As of December 31, 2025, the Company did not have additional operating and financing leases that have not yet commenced.

During the years ended December 31, 2025, 2024, and 2023, the Company recorded $7 and $13, and $37 of interest expense related to finance leases, respectively, which were recorded within interest expense on the consolidated statements of operations.

Supplemental cash flows information related to leases was as follows:

	For The Years Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 4,285	$ 3,222	$ 3,672
Financing cash flows from finance leases	$ 36	$ 596	$ 2,837
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 1,664	$ 3,205	$ 7,401
Finance leases	$ 10	$ 53	$ 2,798
Weighted Average Remaining Lease Term			
Operating leases	2.19	2.63	2.74
Finance leases	3.16	0.30	1.71
Weighted Average Discount Rate			
Operating leases	7.2%	7.4%	7.5%
Finance leases	6.2%	6.2%	6.4%

Future minimum payments under non-cancellable leases as of December 31, 2025 were as follows:

For the Years Ending December 31,	Operating Lease	Finance Lease
2026	$ 3,946	$ 47
2027	2,170	41
2028	1,610	27
2029	931	-
2030	898	-
Thereafter	500	-
Total future minimum lease payments	10,055	115
Less: imputed interest	(2,470)	(9)
Total	$ 7,585	$ 106

(dollars in thousands, except for share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES

LITIGATION, DISPUTES AND SETTLEMENTS

The Company may be subject to lawsuits, investigations, intellectual property matters, claims and proceedings, including, but not limited to, contractual disputes with vendors and customers and liabilities related to employment, health and safety matters that may arise in the ordinary course of business. The Company accrues for losses that are both probable and reasonably estimable. Loss contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex and subject to change.

The Company believes it has recorded adequate provisions for any such lawsuits, investigations, claims, and proceedings as of December 31, 2025, and the Company believes it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the consolidated financial statements. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. However, future events or circumstances, currently unknown to management, may potentially have a material effect on the Company's financial position, liquidity or results of operations in any future reporting period.

In August 2020, a purported securities class action lawsuit, captioned Bush v. Blink Charging Co. et al., Case No. 20-cv-23527, was filed in the United States District Court for the Southern District of Florida against the Company, Michael Farkas (Blink's former Chairman of the Board and Chief Executive Officer), and Michael Rama (Blink's Chief Financial Officer) (the "Bush Lawsuit"). In September 2020, another purported securities class action lawsuit, captioned Vittoria v. Blink Charging Co. et al., Case No. 20-cv-23643, was filed in the United States District Court for the Southern District of Florida against the same defendants and seeking to recover the same alleged damages. Following consolidation of the two actions and the court appointing Tianyou Wu, Alexander Yu and H. Marc Joseph to serve as the Co-Lead Plaintiffs, the Co-Lead Plaintiffs filed an Amended Complaint in February 2021. The Amended Complaint alleged, among other things, that the defendants made false or misleading statements about the size and functionality of the Blink Network and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. In April 2021, Blink and the other defendants filed a motion to dismiss the Amended Complaint. In November 2023, the court dismissed Co-Lead Plaintiffs' claims relating to the size of Blink's charging network and denied the remainder of the motion to dismiss. Following a mediation in April 2024, the parties agreed to the terms of a settlement in which the Defendants agreed to pay $3,750 (inclusive of attorneys' fees and administrative costs) in exchange for the dismissal with prejudice of all claims. On October 21, 2024, the Court held a final settlement hearing, approved the settlement, dismissed the Bush Lawsuit with prejudice, and closed the case. The full settlement amount has been paid by the Company's Directors' and Officers' insurance policies.

In September 2020, a shareholder derivative lawsuit, captioned Klein (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20- 19815CA01, was filed in Miami-Dade County Circuit Court seeking to pursue claims belonging to the Company against Blink's Board of Directors and former Chief Financial Officer Michael Rama (the "Klein Lawsuit"). Blink is named as a nominal defendant. The Klein Lawsuit asserted that the Director defendants caused Blink to make certain statements at issue in a securities class action captioned Bush v. Blink Charging Co., et al., Case No. 20-cv-23527, filed in the U.S. District Court for the Southern District of Florida (the "Bush Lawsuit"), and, as a result, the Company incurred costs defending against the Bush Lawsuit and other unidentified investigations. The Bush Lawsuit was settled by the parties and a final judgment was entered in October 2024. The Klein Lawsuit asserted claims against the Director defendants for breach of fiduciary duties and corporate waste and against the defendants for unjust enrichment. Klein did not quantify the alleged damages in his complaint, but he sought damages sustained by the Company as a result of the defendants' alleged breaches of fiduciary duties, corporate governance changes, restitution, and disgorgement of profits from the defendants and attorneys' fees and other litigation expenses. In December 2020, another shareholder derivative action, captioned Bhatia (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20-27632CA01, was filed in Miami-Dade County Circuit Court against the same defendants in the Klein Lawsuit and asserted similar claims, as well as additional claims relating to the Company's nomination, appointment and hiring of minorities and women and the Company's decision to retain its outside auditor (the "Bhatia Lawsuit"). In June 2022, the court consolidated the Klein and Bhatia actions under the caption In re Blink Charging Company Stockholder Derivative Litigation, Lead Case No. 2020-019815-CA-01. In February 2022, a third shareholder derivative lawsuit, captioned McCauley (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. A-22-847894-C, was filed in Clark County, Nevada seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "McCauley Lawsuit" and together with the Klein Lawsuit and the Bhatia Lawsuit, the "Derivative Actions"). Blink is named as a nominal defendant. The McCauley Lawsuit asserted similar claims and sought similar damages as the Klein Lawsuit.

(dollars in thousands, except for share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES – CONTINUED

LITIGATION, DISPUTES AND SETTLEMENTS - CONTINUED

Following a mediation in April 2024, the parties entered into a Stipulation and Agreement of Settlement (the "Settlement") dated June 26, 2025. The Settlement resolves the Derivative Actions in exchange for the Company undertaking certain corporate governance reforms, but does not require the director defendants to make any monetary payment as part of the Settlement. The Settlement includes a fee and expense award to plaintiffs' counsel in the amount of $533 (the "Fee and Expense Award"), which the Company's insurance carriers have paid.

On September 29, 2025, plaintiffs' counsel in the Derivative Actions filed a motion asking the Nevada court to grant final approval of the Settlement. On October 24, 2025, the Nevada court granted the motion. On October 29, 2025, the Nevada court issued an order and final judgment, approving the settlement and closing the case. On December 4, 2025, plaintiffs in the Florida Action filed a notice of voluntary dismissal with prejudice and the case was closed.

The Farkas Group, Inc. ("FGI"), a Florida corporation whose principal is former Company CEO, Michael D. Farkas, filed a demand for arbitration on April 1, 2024, alleging that the Company owes FGI commissions pursuant to a November 17, 2009 commission agreement between the parties. The Company filed an answer denying the claim and counterclaimed against FGI, Mr. Farkas, and one of his companies, NextNRG Holdings ("NEXT"), alleging that FGI, Mr. Farkas, and NEXT are in violation of non-compete agreements. NEXT later filed a petition with the Florida Superior Court to stay the arbitration as to NEXT. The Florida Court denied NEXT's petition, and the arbitration resumed in March 2025. The arbitration hearing occurred in August 2025. In October 2025, the Arbitrator issued an interim award which requires the Company to provide an accounting within 90 days applying the Arbitrator's determinations regarding the Commission Agreement. The Company anticipates that the accounting will result in a final award of less than $100 with an ongoing obligation to pay a de minimis monthly amount that is expected to decline to zero over time. The Arbitrator denied the Company's claim for injunctive relief. The Arbitrator declined to award attorneys' fees to either party.

(dollars in thousands, except for share and per share amounts)

17. SEGMENT REPORTING

The Chief Executive Officer is the Chief Operating Decision Maker ("CODM"). The CODM organizes the Company, manages resource allocations and measures performance as one operating and reportable segment. The Company manufactures, owns, and operates residential and commercial EV charging solutions, including its Blink Network and EV charging equipment, to support EV drivers at various locations. Furthermore, the Company owns and operates an EV car-sharing program that allows customers to share electric vehicles through subscription services and charge those cars through charging stations.

The CODM is provided with asset information by reportable segment as asset information is provided to the CODM on a consolidated basis. The CODM reviews the following information on a consolidated basis: revenues, cost of revenues, gross profit, compensation expense and operating loss to allocate operating and capital resources and assesses the performance of the Company by comparing actual results to historical results and previously forecasted financial information. Other than certain disaggregated expense information provided in relation to other operating expenses, significant expenses regularly provided to the CODM are presented as shown on the statement of operations. The CODM is also regularly provided with disaggregated expense information for other operating expenses, which is disaggregated between software costs and other expenses as shown in the table below:

	For The Years Ended December 31,		
	2025	2024	2023
Other operating expenses			
Software	$ 6,266	$ 4,947	$ 3,343
Other (1)	15,089	15,444	14,482
Total other operating expenses	$ 21,355	$ 20,391	$ 17,825

(1) Includes operating lease expense, issuance expense, office expenses and travel expenses.

The following table sets forth our long-lived assets by geographic area, which consists of property and equipment, net and operating lease right-of-use assets:

	December 31,	
	2025	2024
United States	$ 35,296	$ 33,745
United Kingdom	8,754	8,935
International - Other	4,972	3,913
Total	$ 49,022	$ 46,593

The following table summarizes our revenue recognized in the consolidated statements of operations by geographical area:

	For the Years Ended December 31,		
	2025	2024	2023
Revenues by Geographical Area			
U.S.A	$ 67,653	$ 88,189	$ 104,714
International	35,867	35,848	35,884
Total Revenue	$ 103,520	$ 124,037	$ 140,598

For information regarding revenue disaggregated by geography and revenue concentrations, see Note 2 — Summary of Significant Accounting Policies.

For additional information related to goodwill, see Note 6 - Goodwill.

(dollars in thousands, except for share and per share amounts)

18. RESTRUCTURING

In May 2025, the Company announced the BlinkForward Initiative (the "Initiative"), a restructuring plan designed to accelerate the Company's path to profitability, improve overall liquidity and enhance operational efficiency through workforce optimization, reductions in operating and administrative costs, and changes to the Company's manufacturing strategy. The Company expects the Initiative to be substantially complete by Q2 2026.

As part of the Initiative, the Company reduced its global workforce. The workforce reduction was primarily completed during 2025 and resulted in restructuring charges consisting primarily of employee severance and related benefit costs. These costs are recognized in accordance with ASC 420, Exit or Disposal Cost Obligations, when the obligations are incurred. The Company also transitioned its EV charging hardware manufacturing to a contract manufacturing model, which was completed in January 2026. The Company no longer maintains in-house manufacturing facilities. In addition, the Initiative includes a strategic emphasis on expanding the Company's DC Fast Charging network, prioritizing deployment of high-speed chargers in strategic locations with higher utilization potential.

Restructuring charges of $1,320 are included within operating expenses on the accompanying consolidated statements of operations. These expenses related to severance, lease termination costs, and accelerated vesting of stock-based compensation awards. The Company operates as a single reportable segment; accordingly, all restructuring costs relate to the Company's single reportable segment.

The Company expects the restructuring activities associated with the BlinkForward Initiative to result in meaningful reductions in operating expenses and improved operating leverage in future periods. The following table sets forth a summary of the changes in the restructuring-related liabilities:

	Severance	Lease Termination	Total
Beginning balance as of January 1, 2025	$ -	$ -	$ -
Costs incurred and charged to expense	1,250	70	1,320
Costs paid or otherwise settled	(982)	(70)	(1,052)
Ending balance as of December 31, 2025	$ 268	$ -	$ 268

(dollars in thousands, except for share and per share amounts)

19. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2025, the Company identified a number of misstatements in the Company's previously issued financial statements as summarized below. The identified misstatements impacted certain components of the balance sheet, statement of operations, statement of comprehensive loss, statement of changes in stockholders' equity and statement of cash flows in the consolidated financial statements included in the Form 10-K for the year ended December 31, 2024. The Company assessed the materiality of the errors, including the presentation on prior period consolidated financial statements, on a qualitative and quantitative basis in accordance with SEC Staff Accounting Bulletin Topics 1.M and 1.N (formerly No. 99, Materiality).

Based on this assessment, the Company concluded that these errors and the related impacts did not result in a material misstatement of its previously issued consolidated financial statements as of and for the year ended December 31, 2024. However, the Company concluded the financial statements should be revised for these errors.

The revisions consist of the following adjustments:

(a) Reclassification of $656 of asset-related grant income from revenue to a reduction of depreciation expense to more appropriately reflect the nature of the grants as reimbursements of depreciable asset costs. No net impact on the balance sheet; this is an income statement reclassification between revenue and depreciation expense with no effect on net loss.

(b) Adjustments to the timing of recognition of network fee revenues of $764 and warranty revenues of $740, totaling $1,504, to correctly align revenue recognition with the satisfaction of the related performance obligations. A related $40 reduction in cost of product sales was also recorded. Impact on balance sheet: Accounts payable, accrued expenses and other current liabilities increased by $1,464, representing deferred performance obligations. Net impact on income statement: $1,464 increase to net loss. Cash flow impact: The increase in net loss is offset by an increase in accounts payable, accrued expenses, and other current liabilities.

(c) Write-off of $1,672 related to certain installed charging units that were determined not to be performing to specifications. Impact on balance sheet: Inventory decreased by $1,672, with an offsetting charge to cost of product sales. Cash flow impact: No net impact on operating cash flows.

(d) Write-off of $1,730 related to older, incomplete charger deployment projects for which the Company determined the related costs no longer met the criteria for capitalization. Additionally, $108 of incremental costs were recognized within general and administrative expenses and $40 of incremental costs were recognized within cost of product sales. Impact on balance sheet: Property and equipment, net decreased by $1,290 (gross cost of $1,730 less $440 accumulated depreciation), with the net book value charge of $1,290 recorded through cost of product sales. Accounts payable, accrued expenses and other current liabilities increased by $148. Cash flow impact: No net impact on operating cash flows.

(e) Reversal of $1,330 of a previously accrued purchase liability that the Company determined was no longer a valid obligation . Impact on balance sheet: Accounts payable, accrued expenses and other current liabilities decreased by $1,330, with a corresponding $1,330 benefit recorded through cost of product sales. Cash flow impact: No net impact on operating cash flows.

(f) The Company recorded reclassifications of grant-related receivables and deferred grant income to more appropriately reflect the nature and expected timing of settlement of those balances: (i) grant-related receivables of $1,129 were reclassified from accounts receivable to prepaid expenses and other current assets; (ii) deferred grant income of $281 was reclassified from deferred revenue current to accounts payable, accrued expenses and other current liabilities; (iii) non-current deferred grant income of $5,543 was reclassified to other liabilities as part of the overall reallocation of grant-related deferred income between current and non-current classifications. These are balance sheet reclassifications with no impact on net loss. Cash flow impact: $1,129 of government grant proceeds was reclassified from operating activities to investing activities. No impact on total cash flows.

(g) The revision adjustments described in the notes above resulted in an aggregate increase to the pre-tax loss of $3,244. The related tax effect of these adjustments resulted in a $58 decrease in the provision for income taxes, from $714 to $656 with an offset to Accounts payable, accrued expenses and other current liabilities. After giving effect to the tax provision adjustment, the net impact on accumulated deficit was $3,186.

19. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A summary of the corrections to the impacted financial statement line items in the Company's previously issued consolidated financial statements as of and for the year ended December 31, 2024 are as follows:

Consolidated Balance Sheet
(in thousands)

As of December 31, 2024

		As Previously Reported		Revision Adjustments	Notes		As Revised
Assets							
Current Assets:							
Accounts receivable, net	$	43,201	$	(1,129)	(f)	$	42,072
Inventory, net		38,280		(1,672)	(c)		36,608
Prepaid expenses and other current assets		4,267		1,129	(f)		5,396
Total Current Assets		141,152		(1,672)			139,480
Property and equipment, net		38,671		(1,290)	(d)		37,381
Total Assets	$	217,988	$	(2,962)		$	215,026
Liabilities and Stockholders' Equity							
Current Liabilities:							
Accounts payable, accrued expenses and other current liabilities	$	38,370	$	505	(b), (e), (f)	$	38,875
Current portion of deferred revenue		17,359		(281)	(f)		17,078
Total Current Liabilities		59,244		224			59,468
Deferred revenue, non-current portion		10,603		(5,543)	(f)		5,060
Other liabilities		1,152		5,543	(f)		6,695
Total Liabilities		99,286		224			99,510
Stockholders' Equity:							
Accumulated deficit		(735,855)		(3,186)	(a)-(g)		(739,041)
Total Stockholders' Equity		118,702		(3,186)			115,516
Total Liabilities and Stockholders' Equity	$	217,988	$	(2,962)		$	215,026

19. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Consolidated Statement of Operations-For the Year Ended December 31, 2024

(in thousands)

	As Previously Reported		Revision Adjustments		Notes	As Revised	
Revenues:							
Network fees	$	8,716	$	(764)	(b)	$	7,952
Warranty		6,427		(740)	(b)		5,687
Grant and fees rebate		1,704		(656)	(a)		1,048
Total Revenues		126,197		(2,160)			124,037
Cost of Revenues:							
Cost of product sales		54,164		1,632	(b), (c), (d), (e)		55,796
Depreciation and amortization		6,299		(656)	(a)		5,643
Total Cost of Revenues		85,416		976			86,392
Gross Profit		40,781		(3,136)			37,645
Operating Expenses:							
General and administrative expenses		31,779		108	(d)		31,887
Total Operating Expenses		240,729		108			240,837
Loss From Operations		(199,948)		(3,244)			(203,192)
Other Income (Expense):							
Loss Before Income Taxes	$	(197,418)	$	(3,244)		$	(200,662)
Provision for income taxes		(714)		58	(g)		(656)
Net Loss	$	(198,132)	$	(3,186)		$	(201,318)
Net Loss Per Share:							
Basic	$	(1.96)	$	(0.03)		$	(2.00)
Diluted	$	(1.96)	$	(0.03)		$	(2.00)
Weighted Average Number of Common Shares Outstanding:							
Basic		100,844,970		100,844,970			100,844,970
Diluted		100,844,970		100,844,970			100,844,970

Consolidated Statement of Comprehensive Loss- For the Year Ended December 31, 2024
(in thousands)

	As Previously Reported		Revision Adjustments		As Revised	
Net Loss	$	(198,132)	$	(3,186)	$	(201,318)
Other Comprehensive Loss:						
Cumulative translation adjustments		(3,309)		-		(3,309)
Total Comprehensive Loss	$	(201,441)	$	(3,186)	$	(204,627)

BLINK CHARGING CO.

Notes to Consolidated Financial Statements
(dollars in thousands, except for share and per share amounts)

19. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Consolidated Statement of Changes in Stockholder's Equity
(in thousands)

As of December 31, 2024

	As Previously Reported	Revision Adjustments	As Revised
Stockholders' Equity:			
Accumulated deficit	(735,855)	(3,186)	(739,041)
Total Stockholders' Equity	$ 118,702	$ (3,186)	$ 115,516

Consolidated Statement of Cash Flows- For the Year Ended December 31, 2024
(in thousands)

	As Previously Reported	Revision Adjustments	Notes	As Revised
Cash Flows From Operating Activities:				
Net loss	$ (198,132)	$ (3,186)	(a)-(g)	$ (201,318)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	13,407	(656)	(a)	12,751
Loss on disposal of property and equipment	679	1,290	(d)	1,969
Provision for slow moving and obsolete inventory	2,352	1,672	(c)	4,024
Changes in operating assets and liabilities:				-
Accounts receivable	(2,036)	1,130	(f)	(906)
Prepaid expenses and other current assets	2,231	(2,260)	(f)	(29)
Accounts payable, accrued expenses, and other current liabilities	(4,930)	1,162	(b), (e), (f)	(3,768)
Other liabilities	815	5,543	(f)	6,358
Deferred revenue	2,327	(5,824)	(f)	(3,497)
Total Adjustments	150,970	2,057		153,027
Net Cash Used In Operating Activities	(47,162)	(1,129)		(48,291)
Cash Flows From Investing Activities:				
Proceeds from government grants	-	1,129	(f)	1,129
Net Cash Provided By Investing Activities	4,148	1,129		5,277

F-59

(dollars in thousands, except for share and per share amounts)

20. QUARTERLY INFORMATION (UNAUDITED)

The following table show a summary of the Company's quarterly financial information for the quarterly periods within fiscal 2025 and reflect the quarterly impact of the adjustments identified in the preceding note as well as other immaterial adjustments.

	For The Three Months Ended March 31, 2025	For The Three Months Ended June 30, 2025	For The Three Months Ended September 30, 2025	For The Three Months Ended December 31, 2025
Revenues:				
Product sales	$ 8,380	$ 14,509	$ 13,035	$ 11,037
Charging service revenue	7,042	7,940	8,015	9,288
Network fees	2,464	2,869	2,767	4,100
Warranty	820	1,455	1,361	206
Grant and rebate	160	32	59	59
Car-sharing services	1,175	1,111	1,231	1,292
Other	677	789	587	1,060
Total Revenues	20,718	28,705	27,055	27,042
Cost of Revenues:				
Cost of product sales	5,548	14,074	8,095	13,998
Cost of charging services	904	1,062	1,355	1,203
Host provider fees	3,914	4,524	4,109	5,118
Network costs	463	636	627	528
Warranty and repairs and maintenance	840	1,302	785	611
Car-sharing services	685	1,067	1,438	1,076
Depreciation and amortization	1,295	1,208	1,318	234
Total Cost of Revenues	13,649	23,873	17,727	22,768
Gross Profit	$ 7,069	$ 4,832	$ 9,328	$ 4,274
Loss From Operations	$ (21,381)	$ (29,562)	$ (451)	$ (32,706)
Net Loss	$ (21,008)	$ (29,312)	$ (332)	$ (32,733)
Net Loss Per Share:				
Basic	$ (0.21)	$ (0.28)	$ (0.00)	$ (0.28)
Diluted	$ (0.21)	$ (0.28)	$ (0.00)	$ (0.28)
Weighted Average Number of Common Shares Outstanding:				
Basic	102,466,507	102,899,705	109,110,766	115,891,622
Diluted	102,466,507	102,899,705	109,110,766	115,891,622

21. SUBSEQUENT EVENTS

SUBLEASE

In January 2026, the Company commenced a sublease of its facility located in Bowie, Maryland. The sublease has a term through March 31, 2031. Under the sublease, aggregate base rental income is approximately $2,300 over the sublease term. The sublease includes a 21-month rent abatement period during which base rent is partially or fully abated on a portion of the premises. In connection with the sublease, the Company provided the sublessee with an irrevocable letter of credit of approximately $315 to secure the sublessee's benefit of the abated rent for the period of the rent abatement.

NASDAQ LISTING COMPLIANCE

On January 26, 2026, the Company received a deficiency letter (the "Notice") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, for the preceding 30 consecutive trading days, the closing bid price of its common stock had been below the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Requirement").

The Notice has no immediate effect on the listing or trading of the Company's common stock on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days from the date of the Notice, or until July 27, 2026, to regain compliance with the Minimum Bid Requirement. Compliance may be regained if the closing bid price of the Company's common stock meets or exceeds $1.00 per share for a minimum of 10 consecutive trading days during the compliance period.

If the Company does not regain compliance by July 27, 2026, it may be eligible for an additional 180-calendar-day compliance period, provided it meets all other applicable initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement. There can be no assurance that the Company will regain compliance during the initial or any additional compliance period.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended <u>December 31, 2025</u>

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-38392

BLINK CHARGING CO.
(Exact name of registrant as specified in its charter)

Nevada	**03-0608147**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
17301 Melford Blvd.	
Bowie, Maryland	**20715**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(305) 521-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	BLNK	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by the check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (101,542,192 shares) computed by reference to the price at which the common equity was last sold ($0.94) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025): $95,449,660.

As of April 28, 2026, there were 143,654,808 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference: None.

EXPLANATORY NOTE

Blink Charging Co. (the "Company," "we," "us" or "our") is filing this Amendment No. 1 to Annual Report on Form 10-K/A (this "Amendment") to amend the Annual Report on Form 10-K for the year ended December 31, 2025 (Commission File No. 001-38392), as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2026 (the "Original 10-K"). This Amendment is being filed for the sole purpose of including the information required by Part III of Form 10-K. The information required by Part III was previously omitted from the Original 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in Part III to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after our fiscal year end. We are filing this Amendment to include Part III information in our Form 10-K because we will not file a definitive proxy statement containing this information within 120 days after the end of the fiscal year covered by the Original 10-K. This Amendment amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III and Item 15 of Part IV of the Original 10-K.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment contains certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto.

Except as otherwise provided in the Amendment, this Amendment does not reflect events occurring after the filing of the Original 10-K (i.e., those events occurring after March 31, 2026) or modify or update those disclosures that may be affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original 10-K and our other filings with the SEC.

TABLE OF CONTENTS

		Page

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The following information describes the biographical information, offices held, other business directorships, additional director experience, qualifications, attributes and skills and the class and term of each of the members of our Board of Directors ("Board"), as of April 29, 2026. There are no arrangements or understandings between a director and any other person pursuant to which such director was or is to be selected as a director or nominee.

Director	Age	Director Since	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Ritsaart J.M. van Montfrans	54	2019	X	X (Chair)	X
Michael C. Battaglia	55	2025			
Martha J. Crawford	58	2024	X	X	X (Chair)
Jack Levine	75	2019	X (Chair)	X	X
Glen Moller	54	2026			

Ritsaart J.M. van Montfrans

Ritsaart J.M. van Montfrans became a member of our Board in December 2019 and was named the Chairman of the Board in May 2023. He is an experienced entrepreneur in Europe. He is currently the Chief Executive Officer of Incision Group, a medtech scale-up in team performance and education, since January 2017, and co-founded and led ScaleUpNation, a growth accelerator for ventures with large scale-up potential, from February 2016 to January 2017, each in Amsterdam, the Netherlands.

In February 2009, Mr. van Montfrans founded NewMotion, which grew to become the leading service provider for electric vehicles in Europe, with the largest network of charging stations. Mr. van Montfrans served as Chief Executive Officer and International Business Development Director of NewMotion until February 2016, shortly before the company was purchased by Royal Dutch Shell. Prior to NewMotion, Mr. van Montfrans was a partner of H2 Equity Partners, an investment firm in Amsterdam, from September 2002 to February 2009, an engagement manager at McKinsey & Co. in Amsterdam from May 1999 to September 2002, and an associate in the mergers and acquisitions group of J.P. Morgan in London. Mr. van Montfrans received a Master of Business Administration degree from the University of Groningen in the Netherlands.

Mr. van Montfrans brings extensive EV charging industry knowledge and a deep background in technology growth companies, mergers and acquisitions, and capital market activities. His leadership of NewMotion and in-depth knowledge of the EV charging market and broad range of companies in the industry (with a focus on Western Europe) make him well qualified to be a member of the Board.

Michael C. Battaglia

Michael C. Battaglia serves as our President and Chief Executive Officer and has been a member of the Board since February 1, 2025. As Chief Executive Officer, Mr. Battaglia is responsible for the Company's overall strategy, operations, and performance, with a focus on driving sustainable growth, improving network utilization, enhancing site-level economics, and advancing operational excellence across the Company's global footprint.

Mr. Battaglia joined the Company in August 2020 as Vice President of Sales. He was promoted to Senior Vice President of Sales and Business Development in January 2021, Chief Revenue Officer in December 2022, and Chief Operating Officer in September 2023. Throughout his tenure, Mr. Battaglia has played a central role in scaling the Company's commercial operations, strengthening go-to-market execution, and improving internal processes and systems to enhance operational efficiency and financial discipline.

Prior to joining the Company, Mr. Battaglia held various leadership roles at J.D. Power from March 2006 to July 2020, where he worked with automotive original equipment manufacturers and retailers to improve performance through data-driven insights, analytics, and consulting services. Earlier in his career, Mr. Battaglia held sales and management positions at SmartDisk Corporation and Toyota Motor Sales, U.S.A., Inc.

Mr. Battaglia has experience in capital formation activities, including equity and debt financings, and has contributed to investor relations strategies and public company communications. His qualifications to serve as Chief Executive Officer and a member of the Board include his extensive leadership experience in the automotive and EV charging industries, his operational expertise, and his background in sales, strategy, and corporate development.

Mr. Battaglia received a Bachelor of Science degree in Finance from the Carroll School of Management at Boston College.

Martha J. Crawford

Martha J. Crawford joined our Board in December 2024. During her 25-year executive career, she held C-suite positions in multi-national corporations in chemicals, energy, and environmental services companies. An internationally recognized technologist and business leader, Dr. Crawford works with top private equity funds to build and scale environmental infrastructure companies. Dr. Crawford is an Operating Partner at Macquarie Asset Management ("MAM"), a leading private equity fund in the infrastructure domain ($80 billion in assets under management), and serves on the boards of two MAM-owned companies in the waste management sector since 2021.

From 1997 to 2016, Dr. Crawford led a distinguished career in France, where she was Global VP of Research and Development ("R&D") for Air Liquide and Areva (now Orano). Dr. Crawford led international R&D operations and was responsible for major developments of decarbonization technologies, including offshore wind and large-scale solar, Hydrogen for energy storage and propulsion, and carbon capture and sequestration. Dr. Crawford has previously served on the boards of three EURONEXT-listed public companies: Altran Technologies (engineering and R&D services), Ipsen SA (biopharmaceutical) and Suez SA (water and waste management, and decentralized energy). Dr. Crawford was knighted by President Sarkozy in 2014 for her contributions to the greening of industry in France.

Dr. Crawford earned MS and PhD degrees in Chemical and Environmental engineering from Harvard University (1994, 1997), with most of her coursework at MIT. She also holds an M.B.A. from the French Collège des Ingénieurs (1998) and an Executive Certificate in Private Equity and Venture Capital from Columbia Business School (2022). Dr. Crawford served on the faculty of Harvard Business School from 2016-2019, teaching courses on corporate governance and ethics, and on innovation in the clean energy sector.

An international businesswoman and recognized expert on technological innovation, Dr. Crawford brings corporate C-suite experience from industry and energy sectors, and significant experience with innovation and commercialization of clean technologies. In addition, she brings 15 years of experience serving on public boards, making her highly qualified to serve on our Board.

On March 23, 2026, Dr. Crawford informed the Chair of the Board that she will not stand for re-election to the Board at the Company's 2026 Annual Meeting of Stockholders.

Jack Levine

Jack Levine became a member of our Board in December 2019 where he serves as the Chair of the Audit Committee. He has been the President of Jack Levine, PA, a certified public accounting firm, since 1984. For more than 40 years, he has been advising corporations on financial and accounting matters and serving as an independent director on numerous boards, frequently as head of their audit committees. Since June 2021, Mr. Levine has served as a director, chairman of the audit committee and as a qualified SEC financial expert of Strawberry Fields REIT, Inc. (NYSE: STRW), a public company specializing in the acquisition, ownership and triple net leasing of skilled nursing facilities and other post-acute healthcare properties. In addition, Mr. Levine is currently a director and chairman of the audit committee of SignPath Pharma, Inc., a development-stage biotechnology company, since 2010.

Mr. Levine's previous board memberships included Provista Diagnostics, Inc., a cancer detection and diagnostics company focused on women's cancer, from 2011 to 2018 (also serving as chairman of its audit committee); Biscayne Pharmaceuticals, Inc., a biopharmaceutical company discovering and developing novel therapies based on growth hormone-releasing hormone analogs; Grant Life Sciences, a research and development company focused on early detection of cervical cancer, from 2004 to 2008 (also serving as chairman of its audit committee); and Pharmanet, Inc., a global drug development services company providing a comprehensive range of services to pharmaceutical, biotechnology, generic drug and medical device companies, from 1999 to 2007 (also serving as chairman of its audit and other committees). Mr. Levine also served as a director and audit committee chair of Beach Bank, a community bank, from 2000 to 2006, Prairie Fund, a mutual fund, from 2000 to 2006, and Bankers Savings Bank, a community bank, from 1996 to 1998, and was a member of the audit committee of Miami Dade County School Board, the nation's third largest school system, from 2004 to 2006. Mr. Levine is a certified public accountant licensed by the States of Florida and New York. He also is a member of the National Association of Corporate Directors, Association of Audit Committee Members and American Institute of Certified Public Accountants. Mr. Levine received a B.A. degree from Hunter College of the City University of New York and an M.A. from New York University.

Mr. Levine demonstrates extensive knowledge of complex financial, accounting, tax and operational issues highly relevant to our evolving business. Through his decades of service as a board member, he also brings significant working experience with public company best practices.

Glen Moller

Mr. Moller became a member of our Board on April 7, 2026. Mr. Moller is currently serving as the Chief Executive Officer and a member of the Board of Directors of Upward Health Inc., a rapidly scaling multidisciplinary, in-home care organization focused on delivering whole-person support to vulnerable and high-need populations. Since founding Upward Health in November 2018, he has led the company through significant growth and funding. In 2025, Mr. Moller was named an E&Y Entrepreneur of the Year winner (NY Region).

Prior to Upward Health, Mr. Moller held leadership roles of increasing responsibility across the healthcare industry. From April 2018 to October 2018, he served as an operating partner of Frazier Healthcare Partners, a private equity and venture capital firm, and from November 2011 to April 2017, he served as the Chief Executive Officer and a director of ArroHealth, Inc., a risk adjustment and population health analytics firm that achieved rapid expansion and was ultimately acquired by Datavant, Inc. under his leadership.

Earlier, he was Medicare Chief Executive Officer at Centene Corporation, overseeing national operations for this Fortune 50 company, from 2010 to 2011, and President of Fidelis Senior Care, a private equity-backed Medicare health plan, from 2008 to 2010. Mr. Moller also served as Chief Operating Officer of Express Scripts Insurance Company from 2006 to 2008. He began his career at Oxford Health Plans.

Mr. Moller earned a Bachelor of Arts degree in Economics and English from Boston College and an M.B.A. from Harvard Business School. He currently serves on several corporate boards including SupplyHouse Inc., a KKR-backed e-commerce distributor of HVAC, plumbing and electrical products, and is deeply involved in philanthropy, including serving as Chairman of The Shoulder to Shoulder Foundation, which supports needy families. Mr. Moller previously served as a director of DarioHealth Corp. (Nasdaq: DRIO).

Mr. Moller is a seasoned executive and founder of several companies with leadership experience across numerous public and private businesses. He has successfully led multiple company turnarounds and has deep expertise and a track record of success scaling high-growth organizations in rapidly evolving sectors, making him highly qualified to serve on our Board.

There are no family relationships among any of our directors and executive officers.

Executive Officers

The following information sets forth certain information regarding our named executive officers as of April 29, 2026:

Executive Officer	Age	Position
Michael C. Battaglia	55	President and Chief Executive Officer
Michael Bercovich	51	Chief Financial Officer

Biographical information for Mr. Battaglia is set forth under the heading "Directors" above.

Michael Bercovich

On May 29, 2025, Mr. Bercovich was appointed as our Chief Financial Officer effective June 23, 2025, following his tenure from February 2025 to June 2025 as the Vice President of Finance at Advisor360 LLC, a software platform provider for the wealth management industry. This followed his role as Chief Financial Officer of Helios Global Payments Solutions Inc. (now Globalli) from January 2024 to February 2025, where he was responsible for global finance operations, treasury, and investor relations, leading capital-raising initiatives to fuel the startup's global payments infrastructure. Prior to Helios, Mr. Bercovich served as Chief Financial Officer of MyOutDesk LLC from February 2023 to January 2024, with overall responsibility for accounting, finance, and corporate development functions while scaling market capabilities. From May 2022 to February 2023, he was the Chief Financial Officer of Ciaflo Inc., where he managed global finance operations and investor relations activities for the education technology platform startup. From March 2020 to January 2022, Mr. Bercovich served as Chief Financial Officer of Elements Global Services Inc. (now Atlas HXM), where he held overall accountability for global financial management and payroll operations across a multi-jurisdictional global network, while simultaneously directing fundraising and investor relations activity. This executive track was preceded by his tenure as Vice President of Global Finance at TEOCO Corporation from January 2016 to March 2020, where he commanded all global finance functions for the telecom software provider.

Mr. Bercovich established his professional foundation at KPMG International, providing SEC accounting and audit services to a sophisticated portfolio of public and private entities. He earned a Bachelor's degree in Business and Accounting from The College of Management Academic Studies in Israel and is a Certified Public Accountant (Israel – inactive).

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us, or representations from certain reporting persons that no year-end Forms 5 were required for those persons, we believe that, during the year ended December 31, 2025, all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except for one late Form 4 filing by Michael Battaglia which included two late transactions; one late Form 3 filing by Martha Crawford which included no late transaction; one late Form 4 filing by Martha Crawford which included one late transaction; one late Form 4 filing by Aviv Hillo which included two late transactions; one late Form 4 filing by Michael Rama which included two late transactions; one late Form 4 filing by Harjinder Bhade which included two late transactions; and one late Form 4 filing by Brendan Jones which included one late transaction.

Corporate Governance

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics in December 2013. Our Code of Business Conduct and Ethics applies to all our employees, officers and directors, including our principal executive and senior financial officers, and was updated in April 2025. A copy of our Code of Business Conduct and Ethics is posted on our website at *www.blinkcharging.com*. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of these provisions with respect to executive officers on our website or in our public filings with the SEC. There were no waivers of the Code of Business Conduct and Ethics in 2025. A copy of our Code of Business Conduct and Ethics will be provided without charge to any person submitting a written request to the attention of the Chief Executive Officer at our principal executive office.

Board Committees and Charters

The Board currently has three standing committees - Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board maintains charters for each of these standing committees. To view the charters of our standing Board committees, please visit our website at *https:// ir.blinkcharging.com/corporate-governance/governance-documents.*

Audit Committee

Our Audit Committee is currently comprised of Jack Levine (chair), Ritsaart J.M. van Montfrans and Martha Crawford. Our Board has determined that each of the directors serving on the Audit Committee meets the requirements for financial literacy under applicable rules and regulations of the SEC and Nasdaq. In addition, our Board has determined that Mr. Levine meets the requirements of a financial expert as defined under the applicable rules and regulations of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Our Board has considered the independence and other characteristics of each existing member and each proposed member of our Audit Committee, and our Board believes that each member meets the independence and other requirements of Nasdaq and the SEC. Our Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Our Audit Committee, among other things, is responsible for:

- selecting and hiring the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- approving audit and non-audit services and fees;

- reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

- preparing the Audit Committee report that the SEC requires to be included in our annual proxy statement;

- reviewing reports and communications from the independent registered public accounting firm;

- reviewing earnings press releases and earnings guidance;

- reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions;

- establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters; and

- reviewing and monitoring actual and potential conflicts of interest.

During 2025, the Audit Committee met four times and took action one time by unanimous written consent in lieu of a meeting.

Compensation Committee

Our Compensation Committee is currently comprised of Ritsaart J.M. van Montfrans (chair), Martha Crawford and Jack Levine. Our Board has considered the independence and other characteristics of each current and anticipated member of our Compensation Committee. Our Board believes that each member of our Compensation Committee meets the requirements for independence under the current requirements of Nasdaq, is a nonemployee director as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Our Compensation Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Our Compensation Committee is, among other things, responsible for:

- reviewing, approving and determining, or making recommendations to our Board regarding, the compensation of our executive officers, including our Chief Executive Officer and other executive officers;

- administering our incentive compensation plans and programs;

- reviewing and discussing with our management our SEC disclosures; and

- overseeing our submissions to stockholders on executive compensation matters.

During 2025, the Compensation Committee took action three times by unanimous written consent in lieu of a meeting and did not hold any formal meetings.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating and CG Committee") of the Board is currently comprised of Martha Crawford (chair), Jack Levine and Ritsaart J.M. van Montfrans.

Under our policy, the independent directors of our Board nominate our directors. We also consider any nominations of director candidates validly made by our stockholders. When evaluating director nominees, our directors consider the following factors:

- the current size and composition of the Board and the needs of the Board and the respective committees of the Board;

- such factors as character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like;

- business experience, diversity and personal skills in technology, finance and financial reporting, marketing and international business; and

- other factors that the directors may consider appropriate.

Our goal is to assemble a Board that brings together a variety of skills derived from high quality business and professional experience.

During 2025, the Nominating and CG Committee did not hold any formal meetings but met in conjunction with several meetings of the Board.

Growth & Strategy Committee

In January 2025, the Board established a Growth & Strategy Committee, which began as a separate standing committee of the Board on January 9, 2025. The principal responsibilities and duties of this committee were guiding the Company's long-term growth and strategic initiatives, including mergers, market expansion, and innovation, while overseeing governmental and regulatory affairs, assessing related risks, and regularly reporting to the Board. The Growth & Strategy Committee was dissolved in June 2025. During 2025, the Growth & Strategy Committee held one meeting.

Board Leadership Structure

Michael Battaglia has been our President, Chief Executive Officer and a director since February 2025. Ritsaart J.M. van Montfrans has been a director since December 2019 and our Chairman of the Board since May 2023. We believe that having a Chief Executive Officer and an independent Chairman, each with distinct responsibilities, works well for us because all but one of our directors are independent, and our Chairman can cause the independent directors to meet in executive sessions at any time. Therefore, the Chairman can at any time bring to the attention of a majority of the directors any matters he thinks should be addressed by our Board. Other advantages to having an independent director serve as Chairman include facilitating relations among our Board, Chief Executive Officer and other senior management, assisting our Board in reaching consensus on particular strategies and policies, fostering robust evaluation processes, supporting the efficient allocation of oversight responsibilities between the independent directors and management, and enhancing stockholders' confidence in our company's governance practices.

The Chairman presides over the Board's meetings and presides at all meetings of our independent directors. The Chairman's additional duties include:

● at the request of our Board, presiding over meetings of stockholders;
● conveying recommendations of the independent directors to the full Board;
● serving as a liaison between our Board and management;
● ensuring that members of our Board receive accurate, timely and clear information, in particular about our company's performance, to enable our Board to make sound decisions and provide effective oversight and advice to promote the success of our company;
● monitoring effective implementation of our Board's decisions;
● establishing and maintaining a close relationship of trust with our Chief Executive Officer by providing support and advice while respecting executive responsibility and leadership;
● developing the Board by leading the effort to identify and recruit new Board members; and
● leading succession efforts.

Four of our Board members are independent. In addition, all of the directors on each of the Audit Committee, Compensation Committee and Nominating and CG Committee are independent directors, and each of these committees is led by an independent committee chair. The committee chairs set the agendas for their committees and report to the full Board on their work. As required by Nasdaq, our independent directors meet in executive sessions without management present as frequently as they deem appropriate, typically at the time of each regular in-person Board meeting. All of our independent directors are highly accomplished and experienced business people in their respective fields, who have demonstrated leadership in significant enterprises and are familiar with Board processes. Our independent directors bring experience, oversight and expertise from outside our company and industry, while Mr. Battaglia brings company-specific experience and expertise.

Clawback Policy

The Board has the discretion to clawback any annual incentive or other performance-based compensation awards from executive officers and employees. This clawback applies when certain specified events occur. If the Board determines that compensation related to our financial performance would have been lower if it had been based on the restated financial performance results, the Board will, to the extent permitted by applicable law, seek recoupment from that executive officer or employee of any portion of such compensation as it deems appropriate after a review of all relevant facts and circumstances.

Director and Officer Derivative Trading Policy

Under our insider trading policy, our executive officers, directors and employees may not engage in derivative trading involving the company's securities.

Board Meetings

The Board has four fixed regular meetings per year scheduled in accordance with the filing of periodic reports with the SEC. The Board held fifteen meetings in 2025 and all of the directors attended at least 75% of the total number of meetings of the Board and committees on which they served during the period for which such director was serving as a director. In addition, the Board took action nine times during 2025 by unanimous written consent in lieu of a meeting, as permitted by applicable law. We, and the Board, expect all current directors to attend our annual meeting of stockholders barring unforeseen circumstances or irresolvable conflicts. All of the Board members attended last year's annual meeting. We do not have a written policy on Board attendance at annual meetings of stockholders; however, we do schedule a Board meeting immediately after the annual meeting for which members attending receive compensation.

Board Role in Risk Oversight

Risk assessment and oversight are integral parts of our governance and management processes. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight.

Our Board oversees an enterprise-wide approach to risk management, which is designed to support the achievement of the company's objectives, including the strategic objective to improve long-term financial and operational performance and enhance stockholder value. Our Board believes that a fundamental part of risk management is understanding the risks that we face, monitoring these risks and adopting appropriate control and mitigation of these risks.

The Board discusses risks with our senior management on a regular basis, including as a part of its strategic planning process, annual budget review and approval, and thorough reviews of compliance issues in the appropriate committees of our Board. While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board are structured to oversee specific risks, as follows:

Committee	Primary Risk Oversight Responsibility
Audit Committee	Oversees financial risk, including capital risk, financial compliance risk, internal controls over financial reporting and reporting of violations involving financial risk, internal controls and other non-compliance with our Code of Business Conduct and Ethics.
Compensation Committee	Oversees our compensation policies and practices to ensure compensation appropriately incentivizes and retains management and determines whether such policies and practices balance risk-taking and reward in an appropriate manner.
Nominating and Corporate Governance Committee	Oversees the assessment of each Board member's independence to avoid conflict, determine the effectiveness of the Board and committees, and maintain good governance practices through our corporate governance guidelines, committee charters and Code of Business Conduct and Ethics.

The Board also considers our internal control structure which, among other things, limits the number of persons authorized to execute material agreements, requires approval of our Board for matters outside of the ordinary course and includes our whistleblower policy. This policy establishes procedures for the submission by our employees and consultants, on a confidential and anonymous basis, of complaints and concerns regarding our financial statement disclosures, accounting practices, internal controls or auditing matters, or possible violations of the federal securities laws or the rules or regulations promulgated thereunder. Complaints submitted through this policy are promptly routed to the chair of our Audit Committee.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee Report

The following Report of the Compensation Committee entitled "Compensation Discussion and Analysis" (the "Report") does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent the Company specifically incorporates the Report by reference therein.

The Compensation Committee of the Board approves and oversees the administration of the Company's executive compensation program and senior leadership development and continuity programs. The Compensation Committee's primary objective is to establish a competitive executive compensation program that clearly links executive compensation to business performance and stockholder return. The Compensation Committee considers appropriate risk factors in structuring compensation to discourage unnecessary or excessive risk-taking behaviors and encourage long-term value creation.

Recommendation Regarding Compensation Discussion and Analysis

In performing its oversight function during 2025 with regard to the Compensation Discussion and Analysis prepared by management, the Compensation Committee relied on statements and information prepared by the Company's management. The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Form 10-K/A with management. Based on this review and discussion, the Compensation Committee recommended to the Company's Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2025, as amended.

This report is furnished by the members of the Compensation Committee.

> Ritsaart J.M. van Montfrans, Chairman
> Jack Levine
> Martha Crawford

Compensation Discussion and Analysis

Compensation Philosophy

The primary goals of our Board with respect to executive compensation are to attract and retain talented and dedicated executives, to tie annual and long-term cash and stock incentives to the achievement of specified performance objectives, and to create incentives resulting in increased stockholder value. To achieve these goals, our Compensation Committee recommends to our Board executive compensation packages, generally comprising a mix of salary, discretionary bonus and equity awards. Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we have implemented and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals.

Role of Compensation Consultant

The Compensation Committee has the power to engage independent advisors to assist it in carrying out its responsibilities.

The Compensation Committee continued to engage Korn Ferry, an internationally recognized compensation consulting firm, as its compensation consultant in 2025. Korn Ferry reviewed and advised the Compensation Committee on our compensation practices. The Compensation Committee assessed the independence of Korn Ferry pursuant to SEC rules and concluded that the work of Korn Ferry has not raised any conflict of interest.

Korn Ferry provided a broad array of services during 2025, including, but not limited to, CEO benchmarking, executive employment contractual review and assessment, short- and long-term incentive design review, and other compensation-related items.

For purposes of benchmarking, Korn Ferry compared positions of similar scope and complexity with both peer and survey data. Korn Ferry then provided pay ranges for each executive level. The Compensation Committee typically sets target compensation levels between the 25th to 75th percentile range as it believes the use of this range (i) helps ensure our compensation program provides sufficient compensation to attract and retain talented executives and (ii) maintains internal pay equity, without overcompensating our employees. Each executive's target compensation level for this purpose is based on the sum of his base salary, annual cash bonus and annual equity award but excludes one-time equity/option awards.

The Compensation Committee reviews pay practices at companies of similar size and industry. The current peer group data is used to evaluate the compensation arrangements for our named executive officers and directors. With respect to Korn Ferry's assessment, the comparable group of companies consisted of the companies listed below as determined to: (i) focus on the same industry or adjacent industry as us, (ii) generally have similar revenues as us, (iii) generally have similar market capitalization as us, (iv) generally have similar operating income as us, and (v) generally have the same number of employees as us. The comparable list of companies included American Superconductor, Beam Global, ChargePoint Holdings, EVgo, Flux Power Holdings, FuelCell Energy, Microvast Holdings, Orion Energy Systems, Shoals Technologies Group, Stem, Tigo Energy, Ultralife, and Vicor.

It is expected that Korn Ferry's assessment using both survey data and peer group analyses will continue to be considered in setting compensation and in renewing the terms of employment agreements with several of our executive officers.

Elements of Compensation

We evaluate individual executive performance with a goal of setting compensation at levels our Board or any applicable committee believes are comparable with executives in other companies of similar size and stage of development while taking into account our relative performance and our own strategic goals. The compensation received by our named executive officers consists of the following elements:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry.

The Compensation Committee considers compensation data from the peer companies to the extent the executive positions at these companies are considered comparable to our positions and informative of the competitive environment. Compensation data for our peer group were collected from available proxy-disclosed data. This information was gathered and analyzed for the 25th, 50th and 75th percentiles (or alternatively using low, medium and high categories) for annual base salary, short-term incentive pay elements and long-term incentive pay elements.

Variable Pay

We design our variable pay programs to be both affordable and competitive in relation to the market. We monitor the market and adjust our variable pay programs as needed. Our variable pay programs, such as our bonus program, are designed to motivate employees to achieve overall goals. Our programs are designed to avoid entitlements, to align actual payouts with the actual results achieved, and to be easy to understand and administer.

Equity-Based Incentives

Salaries and bonuses are intended to compensate our executive officers for short-term performance. We also have adopted an equity incentive program intended to reward longer-term performance and to help align the interests of our named executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards performance by our named executive officers through the use of equity incentives. Our equity incentive plan has been established to provide our employees, including our named executive officers, with incentives to help align those employees' interests with the interests of our stockholders.

When making equity-award decisions, the Compensation Committee considers market data, the grant size, the forms of long-term equity compensation available to it under our existing plans and the status of previously granted awards. The amount of equity incentive compensation granted reflects the executives' expected contributions to our future success. Existing ownership levels are not a factor in award determination, as the Compensation Committee does not want to discourage executives from holding significant amounts of our stock.

Future equity awards that we make to our named executive officers will be driven by our sustained performance over time, our named executive officers' ability to impact our results that drive stockholder value, their level of responsibility, their potential to fill roles of increasing responsibility, and competitive equity award levels for similar positions in comparable companies. Equity forms a key part of the overall compensation for each executive officer and is evaluated each year as part of the annual performance review process and incentive payout calculation.

The amounts awarded to the named executive officers are based on the Compensation Committee's subjective determination of what is appropriate to incentivize the executives. Generally, the grants to named executive officers under our long-term incentive compensation program ("LTI Program") vest 50% upon performance of our stock and 50% over a three-year period with 33-1/3% vesting on each anniversary of the date of grant. Generally, the awards to named executive officers under our short-term incentive compensation program ("STI Program") are awarded in the form of cash and restricted stock units based on the achievement of specified corporate key performance indicators ("KPIs"). All equity awards to our employees, including named executive officers, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price of any stock options equal to the fair market value of one share of common stock on the grant date.

To encourage a long-term perspective and to encourage key employees to remain with us, our restricted stock units and stock options typically have annual vesting over a three-year period and the stock options have a term of five years. Generally, vesting ends upon termination of service and exercise rights of vested options cease three months after termination of service. Prior to the vesting of any restricted stock unit or exercise of any option, the holder has no rights as a stockholder with respect to the shares subject to such unit or option, including voting rights and the right to receive dividends or dividend equivalents. Except for certain option grants to employees in Europe, during the last two years we have generally granted restricted stock units to our employees rather than stock options.

Benefits Programs

We design our benefits programs to be both affordable and competitive in relation to the market while conforming to local laws and practices. We monitor the market and local laws and practices and adjust our benefits programs as needed. We design our benefits programs to provide an element of core benefits and, to the extent possible, offer options for additional benefits, be tax-effective for employees in any foreign country and balance costs and cost-sharing between our employees and us.

Timing of Equity Awards

Only the Compensation Committee may approve restricted stock, restricted stock units or stock option grants to our executive officers. Restricted stock, restricted stock units and stock options are generally granted at meetings of the Compensation Committee or pursuant to a unanimous written consent of the Compensation Committee. The exercise price of a newly granted option is the closing price of our common stock on the date of grant.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives.

Consideration of Advisory Votes to Approve the Compensation of our Named Executive Officers

We value the opinions of our stockholders, including as expressed through advisory votes to approve the compensation of our named executive officers ("Say-on-Pay Votes"). In our most recent Say-On-Pay Vote, conducted at our 2025 annual meeting of stockholders, held on June 26, 2025, our stockholders approved the compensation of our named executive officers on an advisory basis, with approximately 81% of the votes cast in favor of the fiscal 2024 compensation of our named executive officers. In setting fiscal 2026 compensation, we will consider the outcome of the Say-on-Pay Vote during our 2026 annual meeting of stockholders and will continue to consider the outcome of future Say-on-Pay Votes, as well as stockholder feedback received throughout the year, when making compensation decisions for our executive officers.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications for our executives and us.

Generally, Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes of compensation in excess of $1 million paid to their chief executive officer and certain other specified officers in any taxable year. For tax years ending prior to December 31, 2017, compensation in excess of $1 million could only be deducted if it was "performance-based compensation" within the meaning of Section 162(m) of the Code or qualified for one of the other exemptions from the deduction limit. The exemption from Section 162(m) of the Code's deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered officers (which now also includes our Chief Financial Officer) in excess of $1 million will generally not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, while we are mindful of the benefit of the full deductibility of compensation, our Compensation Committee has not adopted a policy requiring that any or all compensation to be deductible. Our Compensation Committee may authorize compensation payments that are not fully tax deductible if we believe that such payments are appropriate to attract and retain executive talent or meet other business objectives.

Role of Executives in Executive Compensation Decisions

The Board and our Compensation Committee generally seek input from Michael C. Battaglia, our President and Chief Executive Officer, when discussing the performance of, and compensation levels for, executives other than himself. The Compensation Committee also works with Michael Bercovich, our Chief Financial Officer, to evaluate the financial, accounting, tax and retention implications of our various compensation programs. Mr. Battaglia, who is a director, does not participate in deliberations relating to his own compensation.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on us.

We structure our compensation to consist of base salary, variable pay, equity-based pay and benefits. The base portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business measures. Our variable pay and equity-based pay programs are designed to reward both short- and long-term corporate performance. For short-term performance, our variable pay programs are designed to motivate employees to achieve overall goals. For long-term performance, our restricted stock unit awards generally vest over three years. We believe that these various elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term corporate results, while the fixed element is also sufficiently high that the executives are not encouraged to take unnecessary or excessive risks in doing so.

Our bonus program has been structured around the attainment of overall corporate goals for the past several years and we have seen no evidence that it encourages unnecessary or excessive risk taking.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our principal executive officer who served during 2025 (Michael Battaglia), our former principal executive officer who served in this position until January 2025 (Brendan S. Jones), our principal financial officer who served during 2025 (Michael Bercovich), our former principal financial officer who served in this position until May 2025 (Michael P. Rama) and our most highly compensated executive officer other than our principal executive officer and principal financial officer who was serving as an executive officer at the end of 2025 (Aviv Hillo). We refer to these executive officers as our "named executive officers" or "NEOs."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[6] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael C. Battaglia[1] President and Chief Executive Officer	2025	$571,315	$150,000	$ 37,107	$ -	$ 74,216	$ -	$ 47,213	$ 879,851
	2024	$385,801	$ -	$ 215,711	$ -	$ 74,216	$ -	$ 34,784	$ 710,512
	2023	$327,515	$ -	$ -	$ -	$ 176,088	$ -	$ 29,917	$ 533,520
Brendan S. Jones[2] Former President and Chief Executive Officer	2025	$ 93,750	$ -	$ 92,999	$ -	$ 186,000	$ -	$ 35,716	$ 408,465
	2024	$775,000	$ 75,000	$ 467,790	$ -	$ 186,000	$ -	$ 39,850	$1,543,640
	2023	$681,759	$ 75,000	$ 258,875	$ -	$ 467,790	$ -	$ 29,917	$1,513,341
Michael Bercovich[3] Chief Financial Officer	2025	$226,438	$107,500	$ -	$ -	$ -	$ -	$ 21,366	$ 355,304
Michael P. Rama[4] Former Chief Financial Officer	2025	$182,894	$ -	$ 43,460	$ -	$ 86,920	$ -	$ 36,221	$ 349,495
	2024	$446,450	$ -	$ 206,230	$ -	$ 86,920	$ -	$ 22,433	$ 762,033
	2023	$423,056	$ -	$ 212,500	$ -	$ 206,230	$ -	$ 354,051	$1,195,837
Aviv Hillo[5] Former General Counsel and Executive Vice President - M&A	2025	$449,274	$ -	$ 43,050	$ -	$ 86,100	$ -	$ 28,943	$ 607,367
	2024	$443,375	$ -	$ 206,230	$ -	$ 86,100	$ -	$ 15,233	$ 750,938
	2023	$423,000	$ -	$ 197,790	$ -	$ 206,230	$ -	$ 18,972	$ 845,992

(1) Mr. Battaglia has served as our President and Chief Executive Officer since February 2025. He served as our Chief Operating Officer from September 2023 to January 2025. Included in Bonus is a one-time equity signing bonus of $150,000 worth of restricted stock units granted in connection with Mr. Battaglia entering into his employment agreement on January 23, 2025. Such restricted stock units were granted under our 2018 Plan and vest in three equal increments on the first, second and third anniversaries of the grant date. Included in All Other Compensation for Mr. Battaglia is company-paid health insurance and other employee benefits of $47,213, $34,784 and $29,917 in 2025, 2024 and 2023, respectively.

(2) Mr. Jones served as our President from February 2021 to January 2025 and as our Chief Executive Officer from May 2023 to January 2025. Included in Bonus for Mr. Jones is a cash signing bonus of $75,000 in 2024 and 2023 in accordance with his employment agreement. Included in All Other Compensation for Mr. Jones are (i) company-paid health insurance and other employee benefits of $35,716, $34,850 and $29,917 in 2025, 2024 and 2023, respectively; and (ii) $5,000 in 2024 related to moving allowance in conjunction with the Company's relocation of the headquarters from Miami Beach, Florida to Bowie, Maryland in 2024.

(3) Michael Bercovich has served as our Chief Financial Officer since June 2025. Included in Bonus is a one-time equity signing bonus of $107,500 worth of restricted stock units granted in connection with Mr. Bercovich entering into his employment agreement on May 29, 2025. Such restricted stock units were granted under our 2018 Plan and vest in two equal increments on the six month and 12 month anniversaries of the grant date. Included in All Other Compensation for Mr. Bercovich is company-paid health insurance and other employee benefits of $21,366 for 2025.

(4) Mr. Rama served as our Chief Financial Officer from February 2020 to May 2025. Included in All Other Compensation for Mr. Rama are (i) company-paid health insurance and other employee benefits of $36,221, $22,433 and $29,917 in 2025, 2024 and 2023, respectively, and (ii) a tax gross-up of $0, $0 and $324,133 relating to the vesting of stock awards in 2025, 2024, 2023, respectively. The 2023 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(5) Mr. Hillo served as our General Counsel from April 2018 to January 2026 and our Executive Vice President of Mergers & Acquisitions from May 2022 to January 2026. Included in All Other Compensation for Mr. Hillo is company-paid health insurance and other employee benefits of $28,943, $15,233 and $18,972 in 2025, 2024 and 2023, respectively.

(6) Represents stock and option awards granted in 2025, 2024 and 2023 pursuant to our 2018 Plan. The aggregate grant date fair value of such awards was calculated in accordance with FASB ASC Topic 718. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards are subject to time-based vesting. The assumptions used in calculating these amounts are discussed in Note 11 of the Notes to Consolidated Financial Statements included in the Original 10-K.

Grant of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made by us during the year ended December 31, 2025 to each of the NEOs:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael C. Battaglia	2/24/2025	$	$	$				146,341		$	$ 150,000
	5/12/2025	$ -	$ -	$ -	-	-	-	26,696	-	$ -	$ 37,107
Brendan S. Jones	5/12/2025	$ -	$ -	$ -	-	-	-	66,906	-	$ -	$ 92,999
Michael Bercovich	6/25/2025	$ -	$ -	$ -	-	-	-	117,230	-	$ -	$ 107,500
Michael P. Rama	5/12/2025	$ -	$ -	$ -	-	-	-	31,266	-	$ -	$ 43,460
Aviv Hillo	5/12/2025	$ -	$ -	$ -	-	-	-	30,971	-	$ -	$ 43,050

(1) The size of each individual's grant is determined after consideration of performance criteria established in the prior fiscal year. After the conclusion of each fiscal year, the members of the Compensation Committee review corporate performance goals established for the recently completed year. The Compensation Committee then adjusts the size of each individual's grant in accordance with performance. With respect to the grants made to Mr. Battaglia, (a) for the February 24, 2025 grant, the restricted stock units vest over a three-year period with 33-1/3% vesting on each anniversary of the grant date, and (b) for the May 12, 2025 grant, (i) 13,348 of the restricted stock units vest on the first anniversary of the grant date and (ii) 13,348 of the restricted stock units vest over a three-year period with 33-1/3% vesting on each anniversary of the grant date. With respect to the grant made to Mr. Jones, the restricted stock units vested immediately on the grant date. With respect to the grant made to Mr. Bercovich, the restricted stock units vest over a one-year period with 50% vesting on the six month anniversary of the grant date and the remaining 50% vesting on the 12 month anniversary of the grant date. With respect to the grant to Mr. Rama, (a) 15,633 of the restricted stock units vested immediately on the grant date and (b) 15,633 of the restricted stock units were scheduled to vest over a three-year period with 33-1/3% vesting on each anniversary of the grant date, however, upon Mr. Rama's departure from the Company, pursuant to the terms of a certain Separation Agreement, dated June 2, 2025, by and between the Company and Mr. Rama, the vesting of such restricted stock units was accelerated and vested in full on June 2, 2025. With respect to the grant to Mr. Hillo, (a) 15,485 of the restricted stock units vested immediately on the grant date and (b) 15,486 of the restricted stock units were scheduled to vest over a three-year period with 33-1/3% vesting on each anniversary of the grant date, however, upon Mr. Hillo's departure from the Company, pursuant to the terms of a certain Separation Agreement and General Release, dated February 3, 2026, by and between the Company and Mr. Hillo, the vesting of such restricted stock units were accelerated and vested in full on February 3, 2026. All equity awards to our employees, including NEOs, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value of one share of Common Stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding equity awards as of December 31, 2025 to the NEOs:

Name	Grant Date	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Michael C. Battaglia[2]	05/23/2023	-	-	-	$ -	-	5,369	$ 3,581	-	$ -
Michael C. Battaglia[3]	01/25/2024	-	-	-	$ -	-	5,369	$ 3,581	-	$ -
Michael C. Battaglia[4]	04/05/2024	-	-	-	$ -	-	21,190	$ 14,134	-	$ -
Michael C. Battaglia[5]	01/21/2025	-	-	-	$ -	-	26,697	$ 14,134	-	$ -
Michael C. Battaglia[6]	02/24/2025	-	-	-	$ -	-	146,341	$ 97,609	-	$ -
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/27	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/28	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,334	-	-	$ 38.39	02/25/29	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Brendan S. Jones[7]	03/15/2023	-	-	-	$ -	-	5,568	$ 3,730	-	$ -
Brendan S. Jones[8]	04/05/2024	-	-	-	$ -	-	56,292	$ 37,547	-	$ -
Brendan S. Jones[5]	01/21/2025	-	-	-	$ -	-	66,907	$ 44,627	-	$ -
Michael Bercovich[9]	06/26/2025	-	-	-	$ -	-	58,615	$ 39,096	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/26	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/27	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/12/27	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/12/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	884	-	-	$ 40.82	04/12/29	-	$ -	-	$ -
Aviv Hillo	03/31/2019	3,879	-	-	$ 3.13	03/31/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	990	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,517	-	-	$ 1.83	04/20/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,286	-	-	$ 1.83	04/20/28	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/28	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/30	-	$ -	-	$ -
Aviv Hillo[10]	03/15/2023	-	-	-	$ -	-	4,254	$ 2,837	-	$ -
Aviv Hillo[11]	04/05/2024	-	-	-	$ -	-	24,817	$ 16,553	-	$ -
Aviv Hillo[12]	01/21/2025	-	-	-	$ -	-	30,972	$ 20,658	-	$ -

(1) Calculated by multiplying the number of shares of common stock by $0.667, which is the quoted market price per share of our common stock as of December 31, 2025.
(2) These shares vest in full on April 15, 2026, subject to immediate vesting upon an event constituting a change of control of the company.
(3) These shares vest in full on April 5, 2026, subject to immediate vesting upon an event constituting a change of control of the company.
(4) These shares vest in two equal increments on April 5, 2026 and 2027, subject to immediate vesting upon an event constituting a change of control of the company.
(5) These shares vest in three equal increments on January 21, 2026, 2027 and 2028, subject to immediate vesting upon an event constituting a change of control of the company.
(6) These shares vest in three equal increments on February 24, 2026, 2027 and 2028, subject to immediate vesting upon an event constituting a change of control of the company.
(7) These shares vest in full on March 15, 2026, subject to immediate vesting upon an event constituting a change of control of the company.
(8) These shares vest in full on April 5, 2026, subject to immediate vesting upon an event constituting a change of control of the company.

(9) These shares vest in full on June 26, 2026, subject to immediate vesting upon an event constituting a change of control of the company.

(10) These shares were scheduled to vest in full on March 15, 2026, subject to immediate vesting upon an event constituting a change of control of the company. However, upon Mr. Hillo's departure from the Company, pursuant to the terms of a certain Separation Agreement and General Release, dated February 3, 2026, by and between the Company and Mr. Hillo, the vesting of such restricted stock units were accelerated and vested in full on February 3, 2026.

(11) These shares were scheduled to vest in two equal increments on April 5, 2026 and 2027, subject to immediate vesting upon an event constituting a change of control of the company. However, upon Mr. Hillo's departure from the Company, pursuant to the terms of a certain Separation Agreement and General Release, dated February 3, 2026, by and between the Company and Mr. Hillo, the vesting of such restricted stock units were accelerated and vested in full on February 3, 2026.

(12) These shares were scheduled to vest in three equal increments on January 21, 2026, 2027 and 2028, subject to immediate vesting upon an event constituting a change of control of the company. However, upon Mr. Hillo's departure from the Company, pursuant to the terms of a certain Separation Agreement and General Release, dated February 3, 2026, by and between the Company and Mr. Hillo, the vesting of such restricted stock units were accelerated and vested in full on February 3, 2026.

Option Exercises and Stock Vested During 2025

The following table sets forth information concerning the option exercises and stock awards vested of each of the NEOs during the year ended December 31, 2025:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)
Michael C. Battaglia	-	$ -	36,175	$ 28,975
Brendan S. Jones	-	$ -	83,920	$ 70,334
Michael Bercovich	-	$ -	29,074	$ 20,137
Michael P. Rama	-	$ -	203,265	$ 155,144
Aviv Hillo	-	$ -	42,367	$ 35,806

Pension Benefits

We have not adopted a pension plan and do not provide pension benefits to NEOs.

Non-Qualified Deferred Compensation

We have not adopted a non-qualified deferred compensation plan and do not provide non-qualified deferred compensation to NEOs.

Employment and Management Contracts, Termination of Employment and Change-in-Control Arrangements

Michael C. Battaglia Employment Agreement

In connection with Mr. Battaglia's appointment as the President and Chief Executive Officer, on January 23, 2025, we entered into an employment agreement with Mr. Battaglia, superseding his prior employment agreement, pursuant to which Mr. Battaglia will serve as the Company's President and Chief Executive Officer for a two-year term commencing on February 1, 2025. The employment term is automatically renewable for successive one-year periods thereafter unless either party provides timely notice of intent to terminate the employment agreement. Mr. Battaglia will receive an annual base salary of $575,000 and will be eligible for annual grants under our STI Program, with an annual target amount of 75% of his base salary, and our LTI Program as described below. Within 30 days following the effective date of the employment agreement, he also received a one-time equity signing bonus of $150,000 worth of restricted stock units that vest annually in equal one-third installments beginning on the first anniversary of the grant date.

Mr. Battaglia's bonus under the STI Program is a performance-based cash and equity award, subject to the determination of performance results in accordance with the terms of the STI Program. Specific performance targets and potential awards will be determined by the Board's Compensation Committee in accordance with the STI Program and will reflect distinct KPI goals tailored specifically for each component, developed collaboratively by the Board, the Compensation Committee and our executive team.

Mr. Battaglia's bonus under the LTI Program is comprised of two components governed by the LTI Program. The LTI Program provides that a portion of the bonus is designated as performance-based stock awards in the form of restricted stock units ("RSUs") equal to a value of 95% of Mr. Battaglia's base salary, that will vest upon our common stock price attaining a closing price level equal to or greater than $2.25 per share for 60 trading days. The other portion of the bonus under the LTI Program is designated as time-based stock awards in the form of RSUs that vest annually in equal one-third increments on each anniversary of the grant date.

The above bonuses and equity grants are subject to our clawback policies.

If Mr. Battaglia's employment is terminated by us without Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to the company) or by him for Good Reason (which includes a material adverse change in Mr. Battaglia's authority, duties or responsibilities), he is entitled to receive severance equal to 12 months of base salary plus his target bonus under the STI Program and LTI Program for the year of termination in return for his signing of a general release in favor of the company. If such termination occurs within six months before or after a "change of control," the severance payments above will be doubled and all unvested RSUs will vest. RSUs with performance components will vest and be prorated according to the performance achieved as of the change of control.

Under the employment agreement, Mr. Battaglia is prohibited from disclosure of confidential information, which includes all information not generally known to the public regarding the company and its affiliates, subsidiaries or its businesses. Mr. Battaglia further agreed that during his employment with the company and for 12 months thereafter he will not solicit or attempt to solicit any of our clients, customers or vendors for the purpose of providing services or products that compete with those offered by us for the same 12 month period and, for the same period, he will not solicit, hire, recruit or attempt to hire or recruit, or induce the termination of employment of any employee of the company.

Michael Bercovich Employment Agreement

On May 29, 2025, we entered into an employment agreement with Michael Bercovich, to serve as our Chief Financial Officer. The employment agreement provides that Mr. Bercovich will receive an annual base salary of $430,000 and will be eligible for annual grants under our STI Program, with an annual target amount of 62.5% of his base salary, and our LTI Program as described below. In 2025, Mr. Bercovich was eligible for an annual performance-based cash bonus subject to the terms of the 2018 Plan and prorated based on the number of days from June 23, 2025 until the end of the year.

Mr. Bercovich's bonus under the STI Program is a performance-based cash and equity award, subject to the determination of performance results in accordance with the terms of the STI Program. Specific performance targets and potential awards will be determined by the Board's Compensation Committee in accordance with the STI Program and will reflect distinct KPI goals tailored specifically for each component, developed collaboratively by the Board, the Compensation Committee and our executive team.

Mr. Bercovich's bonus under the LTI Program is comprised of two components governed by the LTI Program. The LTI Program provides that a portion of the bonus is designated as performance-based stock awards in the form of RSUs equal to a value of 95% of Mr. Bercovich's base salary, that will vest upon our common stock price attaining a closing price level equal to or greater than $2.25 per share for 60 trading days. The other portion of the bonus under the LTI Program is designated as time-based stock awards in the form of RSUs that vest annually in equal one-third increments on each anniversary of the grant date.

We also agreed to (i) grant Mr. Bercovich a one-time equity signing bonus of $107,500 worth of restricted stock units, with 50% vesting on the six-month employment start date anniversary, and the remaining 50% vesting on the 12-month employment start date anniversary, (ii) grant Mr. Bercovich a one-time Management by Objective Bonus of $150,000 upon our receipt of at least $25.0 million in gross proceeds, and $250,000 upon our receipt of at least $30.0 million in gross proceeds, from an equity or debt financing round by June 23, 2026, and (iii) pay or reimburse Mr. Bercovich for reasonable cash-out expenses to relocate to the Washington DC-metro area of up to $75,000. The above cash bonus and equity awards are subject to our "clawback" policies.

If Mr. Bercovich's employment is terminated by us without Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to the company) or by him for Good Reason (which includes a material adverse change in Mr. Bercovich's authority, duties or responsibilities), he is entitled to receive severance equal to 12 months of base salary plus his target bonus under the STI Program and LTI Program for the year of termination in return for his signing of a general release in favor of the company. If such termination occurs within six months before or within 12 months after a "change of control," Mr. Bercovich will be entitled to receive an amount equal to three times the amount of his annual base salary and the full amount of his target bonus for the year in which the termination date occurs. In addition, all unvested restricted stock units under a time-based long-term award will vest immediately at that time.

Under Mr. Bercovich's employment agreement, Mr. Bercovich is prohibited from disclosing confidential information, which includes all information not generally known to the public regarding the company and its affiliates, subsidiaries or its businesses. Mr. Bercovich further agreed that during his employment with the company and for 12 months thereafter he will not solicit or attempt to solicit any of our clients, customers or vendors for the purpose of providing services or products that compete with those offered by us for the same 12 month period and, for the same period, he will not solicit, hire, recruit or attempt to hire or recruit, or induce the termination of employment of any employee of the company.

Compensation of Directors

The following table provides information for 2025 regarding all compensation awarded to, earned by or paid to each person who served as a director for all or some portion of 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Martha J. Crawford	$ 102,500	$ 165,213	$ -	$ -	-	$ -	$ 267,713
Jack Levine	$ 100,000	$ 165,213	$ -	$ -	-	$ -	$ 265,213
Ritsaart J.M. van Montfrans	$ 150,700	$ 198,255	$ -	$ -	-	$ -	$ 348,955
Kristina A. Peterson[2]	$ 47,411	$ -	$ -	$ -	-	$ -	$ 47,411
Cedric L. Richmond[2]	$ 46,195	$ -	$ -	$ -	-	$ -	$ 46,195
Total	$ 446,806	$ 528,681	$ -	$ -	$ -	$ -	$ 975,487

(1) Mr. van Montfrans was awarded 196,292 restricted stock units and each of Mr. Levine and Ms. Crawford were each awarded 163,577 restricted stock units. These awards were granted on June 26, 2025 pursuant to the 2018 Incentive Compensation Plan (the "2018 Plan") with respect to service as a director during 2025-2026. The restricted stock units vest upon the earlier of (a) June 26, 2026 or (b) the date immediately preceding the next annual meeting of the stockholders of our company.

(2) Ms. Peterson and Mr. Richmond did not stand for re-election to the Board at the June 26, 2025 annual meeting of stockholders.

Agreements Regarding Board Service

In June 2022, the Board approved a Board compensation plan, which was modified in May 2024 (the "2022 Board Plan"), superseding the prior compensation structure adopted by the Board in December 2017. The 2022 Board Plan only applies to the non-employee members of the Board. The employee members of the Board are not paid separate compensation for serving on the Board. The 2022 Board Plan superseded all prior compensation arrangements with the Board members.

Pursuant to the 2022 Board Plan, each non-employee member of the Board receives an annual cash retainer of $80,000. The chairman or lead independent director of the Board (currently, Mr. van Montfrans) receives a supplemental annual cash retainer in the amount of $30,000. Each non-employee member of the Board that serves in a chairperson role or as a member of a committee receives a supplemental annual cash retainer in an amount equal to the corresponding role: (i) Chair of the Audit Committee - $15,000; Member of the Audit Committee - $7,500; (ii) Chair of the Compensation Committee - $15,000; Member of the Compensation Committee - $5,000; and (iii) Chair of the Nominating and CG Committee - $10,000; Member of the Nominating and CG Committee - $5,000. The annual and supplemental cash retainers are payable quarterly during the last month of each quarter. We reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending Board and company meetings or events. Commencing in August 2023, we also provide our Chairman of the Board a monthly electric vehicle car allowance of $1,100.

In addition, each non-employee director will receive an annual award for the number of shares of our common stock that have a market value of $150,000 based on the closing price of the common stock on the last business day preceding the grant date. The lead independent director will receive an additional annual award for the number of shares of our common stock that have a market value of $30,000. Equity-based compensation will be granted on or about March 31 of each year, based on the fair market value of our common stock on the grant date. We believe that equity compensation helps to further align the interests of our directors with those of our stockholders because the value of directors' share ownership will rise and fall with that of our other stockholders. No equity awards will include any form of "gross-up payment" to cover taxes.

Retirement and Savings Plan – 401(k)

We maintain a tax qualified retirement plan (the "401(k) Plan") that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may participate in the 401(k) Plan on the entry date coincident with or following the date they meet the 401(k) Plan's age and service eligibility requirements. The entry date is either January 1 or July 1. To meet the age and service eligibility requirements, otherwise eligible employees must be age 21 or older and complete three consecutive months of employment. Participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants' interest in their deferrals are 100% vested when contributed. Currently, the 401(k) Plan does not provide for any matching contributions on employee deferrals.

Incentive Compensation Programs

On April 14, 2026, our Board of Directors approved a 2025 long-term incentive compensation program and 2026 short-term and long-term incentive compensation programs for our senior management involving grants of performance-based vesting restricted stock units and time-based vesting restricted stock units under our 2018 Plan. In approving the grants, following the recommendation of our Board's Compensation Committee, the Board's goal was to shift compensation towards long-term performance and to focus executive attention on stock price recovery and growth, thereby fostering stronger alignment with stockholder value creation.

2025 Long-Term Incentive Program

The Board approved performance-based restricted stock unit grants to Michael C. Battaglia, our President and Chief Executive Officer (205,357 shares), and Michael Bercovich, our Chief Financial Officer (64,904 shares), which vest in four 25% increments if our closing stock market price achieves stock performance hurdles of $3.00, $5.00, $7.50 and $9.00 per share, respectively, for 90 consecutive trading days, with 100% acceleration of vesting upon a change in control if the stock price hurdle is not met or exceeded by the value of the consideration paid to our common stockholders in the change in control transaction. The Board also approved time-based restricted stock unit grants to Mr. Battaglia (205,357 shares) and Mr. Bercovich (64,904 shares), which vest over a period of three years in three equal annual installments, commencing on April 14, 2026, with 100% acceleration of vesting upon a qualifying termination (that is, a termination by us or our successor without cause or a termination by the executive for good reason) within various periods before or 12 months after a change in control. The number of restricted stock units granted to each executive was based on the price of our common stock at the beginning of 2025 or the date the executive joined our company and a long-term incentive percentage of 100% of base salary for Mr. Battaglia and 50% of base salary for Mr. Bercovich.

2026 Short-Term Incentive Program

For fiscal year 2026, the Board approved a short-term incentive program pursuant to which our senior management are eligible to earn cash bonus and restricted stock units based on the achievement of specified corporate KPIs. The 2026 short-term incentive targets are set at 75.0% of base salary for Mr. Battaglia and 62.5% of base salary for Mr. Bercovich. The differences in these percentages from 2025's short-term incentive program (which were 60% of base salary for Mr. Battaglia and 50% of base salary for Mr. Bercovich) are payable in restricted stock units only, and reflect the replacement of cash bonuses for equity-based bonuses paid for the 2025 program, market parity, and continued efforts to preserve cash for the benefit of building shareholder value.

The executive team is subject to our company-wide KPIs, and approval by the Board.

2026 Management by Objective (MBO) – Remediation of Material Weaknesses

The Board also approved creating a one-time targeted incentive pool of restricted stock units for senior management in recognition of our need for full leadership focus on achieving a clean SOX audit by obtaining an unqualified opinion on internal controls over financial reporting, free of any material weaknesses, in the company's annual report on Form 10-K for the year ending December 31, 2026, which is one of the most critical compliance areas for our company. Pursuant to this MBO, the Board approved restricted stock unit grants to Messrs. Battaglia and Bercovich with a value of $57,500 and $43,000, respectively, which vest immediately upon the resolution of material weaknesses in our Company's internal controls over financial reporting and the Board's approval.

2026 Long-Term Incentive Program

For fiscal year 2026, the Board approved grants of performance-based and time-based vesting restricted stock units to Messrs. Battaglia and Bercovich. The RSU grants provide Messrs. Battaglia and Bercovich up to 769,366 and 575,352 shares of our common stock, respectively, pursuant to performance-based restricted stock unit grants, and 404,930 and 302,817 shares of our common stock, respectively, pursuant to time-based restricted stock unit grants.

The awards of performance-based and time-based restricted stock units are intended to provide an appropriate incentive structure for our senior management team that is aligned with stockholder interests. The grants for the performance-based restricted stock units become payable based on a significant and sustained increase in the price of our common stock and the time-based restricted stock units become payable over a three-year vesting schedule, as described in greater detail below.

The full vesting of the performance-based restricted stock units is determined based upon our common stock price attaining a closing price level equal to or greater than $2.25 per share for 60 trading days. The time-based restricted stock units vest and become payable in three equal annual one-third increments on each of April 14, 2027, April 14, 2028 and April 14, 2029.

Unvested restricted stock units are subject to the terms of Messrs. Battaglia's and Bercovich's respective executive employment agreements with the Company.

Contingent Grants and Compensation Consultant

All of the restricted stock unit grants described in this section are subject to the applicable terms and conditions set forth in our 2018 Plan and are conditioned on stockholder approval of an amendment to our 2018 Plan to increase the number of shares of common stock reserved for issuance thereunder, which we plan to propose in the near future.

The Compensation Committee of our Board engaged Korn Ferry, a global leader in executive compensation consulting services, to provide advice related to the design of the restricted stock unit grants to Messrs. Battaglia and Bercovich. The principal purpose of this engagement was to ensure that the terms of the restricted stock unit grants to these executives created incentive structures aligned with stockholder interests and were consistent with current market practices.

Incentive Compensation Plans

In July 2018, our Board adopted the 2018 Plan. The holders of a majority of our shares of common stock approved the 2018 Plan at our stockholders meeting held on September 7, 2018. The 2018 Plan enables us to grant stock options, restricted stock, dividend equivalents, stock payments, deferred stock, restricted stock units, stock appreciation rights, performance share awards, and other incentive awards to employees, directors, consultants and advisors, and to improve our ability to attract, retain and motivate individuals upon whom our sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in us. Stock options granted under the 2018 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Code, except that stock options granted to outside directors and any consultants or advisers providing services to us or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if, issued to a 10% or greater stockholder, must be at least 110% of the fair market value on the date of the grant.

The 2018 Plan is administered by the Compensation Committee of the Board, which has discretion over the awards and grants thereunder. At our stockholders meeting held on July 24, 2023, stockholders approved an amendment to the 2018 Plan to increase the aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2018 Plan from 5,000,000 to 7,000,000. No awards may be issued on or after September 7, 2028.

As of December 31, 2025, stock options to purchase an aggregate of 496,600 shares of common stock and 1,474,443 restricted stock units were outstanding and issued to employees and members of the Board under the 2018 Plan.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, our company is providing the following information about the relationship between the annual total compensation of the company's employees and the annual total compensation of the chief executive officer during the 2025 fiscal year. The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

As of December 31, 2025, we had 320 full-time employees.

We determined the total annual compensation for our employees for the year ended December 31, 2025 using data from our payroll records for the month of December 2025, which we then extrapolated for the full year of 2025. The components of total annual compensation for our employees are the same as those used to determine the total compensation of our NEOs for the purposes of the Summary Compensation Table. Total annual compensation for our CEO during the 2025 fiscal year was annualized based on Mr. Battaglia's employment agreement entered into in January 2025. We did not make any full-time equivalent adjustments for part-time employees. The results were then ranked, excluding the chief executive officer, from lowest to highest, and the median employee was identified. We then compared the total annual compensation of the median employee to that of the chief executive officer. The total annual compensation of the median employee for the year ended December 31, 2025 was $55,800. For the year ended December 31, 2025, the ratio of our chief executive officer's total annual compensation to that of our median employee was approximately 15:1.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or employee of the Company or any subsidiary of the Company during the fiscal year ended December 31, 2025. None of our executive officers was a director or a member of the compensation committee of another entity during the fiscal year ended December 31, 2025. There were no transactions between any member of the Compensation Committee and the Company during the fiscal year ended December 31, 2025 requiring disclosure pursuant to Items 404 or 407 of Regulation S-K promulgated under the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our shares of common stock beneficially owned as of April 28, 2026, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each NEO and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days after such date upon the exercise of stock options, warrants, convertible securities or the vesting of RSUs. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days after April 28, 2026. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days after April 28, 2026 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Name and Address of Beneficial Owner[1]	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding[2]
Directors and Named Executive Officers:		
Michael C. Battaglia	385,981 [3]	*
Brendan S. Jones	386,923 [4]	*
Michael Bercovich	230,517 [5]	*
Michael P. Rama	407,292 [6]	*
Aviv Hillo	302,300 [7]	*
Martha J. Crawford	222,125 [8]	*
Jack Levine	400,836 [9]	*
Glen Moller	-	*
Ritsaart J.M. van Montfrans	266,637 [10]	*
All directors and executive officers as a group (9 persons)	2,602,611 [11]	1.8%

* Less than 1% of the outstanding shares.

(1) Each person maintains a mailing address at c/o Blink Charging Co., 17301 Melford Blvd., Bowie, Maryland 20715, except as noted below.

(2) Applicable percentage ownership is based on 143,654,808 shares of common stock outstanding as of April 28, 2026.

(3) Includes 17,797 shares of common stock issuable upon the vesting of restricted stock units.

(4) Includes 101,945 shares of common stock issuable upon the exercise of stock options. The foregoing information is based solely upon the Section 16 filings made by Mr. Jones.

(5) Includes 58,615 shares of common stock issuable upon the vesting of restricted stock units.

(6) Includes 102,654 shares of common stock issuable upon the exercise of stock options. The foregoing information is based solely upon the Section 16 filings made by Mr. Rama.

(7) Includes 76,977 shares of common stock issuable upon the exercise of stock options. The foregoing information is based solely upon the Section 16 filings made by Mr. Hillo.

(8) Includes 163,577 shares of common stock issuable upon the vesting of restricted stock units.

(9) Includes (a) 193,857 shares of common stock held by the Jack Levine Revocable Trust, of which Mr. Levine is the trustee and beneficiary of the trust and has voting and investment power with respect to such shares and (b) 163,577 shares of common stock issuable upon the vesting of restricted stock units.

(10) Includes 196,292 shares of common stock issuable upon the vesting of restricted stock units.

(11) Includes 281,576 exercisable stock options to purchase an aggregate of 281,576 shares of common stock and 599,858 shares of common stock issuable upon the vesting of restricted stock units.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2025 with respect to our common stock that may be issued under our incentive compensation plans and other option grants.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	1,496,600	$ 13.43	2,314,616
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	1,496,600	$ 13.43	2,314,616

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transaction Policy

Our policy with regard to related party transactions is for the Audit Committee to review, approve, and oversee any related party transactions on an ongoing basis. Our policy includes a list of relevant factors to consider in this assessment.

Certain Relationships and Related Transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, the section titled "Employment and Management Contracts, Termination of Employment and Change-in-Control Arrangements," the following is a description of each transaction since January 1, 2025 and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any related person had or will have a direct or indirect material interest.

There have been no transactions between the company and a related person that would be reportable under SEC rules or regulations.

Director Independence

At least annually, the Nominating and CG Committee reviews the independence of each non-employee director and makes recommendations to the Board and the Board affirmatively determines whether each director qualifies as independent. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with our company (either directly or as a stockholder or officer of an organization that has a relationship with the company). In addition, in affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director's ability to be independent of management in connection with the duties of a Compensation Committee member. Each director must keep the Nominating and CG Committee fully and promptly informed as to any development affecting a director's independence.

Our shares of common stock are listed for trading on The Nasdaq Capital Market. Under the rules of Nasdaq, "independent" directors must make up a majority of a listed company's board of directors. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent within the meaning of the applicable Nasdaq rules. Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

The Board has determined that each of our non-employee directors that served during 2025 (Messrs. Levine, van Montfrans and Richmond, and Mses. Peterson and Crawford) were independent under the listing standards of Nasdaq and the requirements of the SEC. During 2025, Messrs. Jones, Battaglia and Hillo were not independent based on their service as an employee of our company. The Board has determined that each of our non-employee directors currently serving (Messrs. Levine, Moller and van Montfrans, and Ms. Crawford) are independent under the listing standards of Nasdaq and the requirements of the SEC. Mr. Battaglia is not independent based on his service as an employee of our company. In making its independence determinations, the Board reviewed direct and indirect transactions and relationships between each director, or any member of his or her immediate family, and us or one of our subsidiaries or affiliates based on information provided by the director, our records and publicly available information. None of our directors directly or indirectly provides any professional or consulting services to us.

As a result, a majority of our directors are independent, as required under applicable Nasdaq rules. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

As reported on our Current Report on Form 8-K filed on May 17, 2024, the Audit Committee of the Board conducted a competitive selection process to determine our independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee invited several public accounting firms to participate in this process. As a result of this process, on May 14, 2024, the Audit Committee approved the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

As reported on our Current Report on Form 8-K filed on May 17, 2024, we dismissed Marcum LLP ("Marcum"), our independent registered public accounting firm for the fiscal year ended December 31, 2023, as our independent registered public accounting firm as of May 14, 2024.

The reports of Marcum on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for an adverse opinion on internal controls over financial reporting for the fiscal years ended December 31, 2023 and 2022. In connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, and in the subsequent interim period through May 14, 2024, there were no disagreements with Marcum on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the matter in their report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2023 and 2022, or in the subsequent period through May 14, 2024.

We have provided a copy of the foregoing disclosures to Marcum and requested that Marcum furnish it with a letter addressed to the SEC stating whether Marcum agrees with the above statements. A copy of Marcum's letter, dated May 17, 2024, was filed as Exhibit 16.1 to the May 17, 2024 Form 8-K.

During the two most recent fiscal years and in the subsequent interim period through May 14, 2024, we have not consulted with Grant Thornton with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

The following table sets forth the aggregate accounting fees for services rendered for the years ended December 31, 2025 and December 31, 2024:

	Grant Thornton Year Ended December 31, 2025		Grant Thornton Year Ended December 31, 2024	
Audit fees[1]	$	2,815,120	$	2,410,292
Audit-related fees[2]		-		-
Tax fees[3]		-		-
All other fees[4]		-		-
Total	$	2,815,120	$	2,410,292

(1) Audit fees consist of fees billed and estimates for fees to be billed for professional services rendered for the audit of our consolidated annual financial statements including fees related to compliance with the Sarbanes-Oxley Act of 2002, review of our quarterly consolidated financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements, consultations in connection with acquisitions and issuances of auditor consents and comfort letters in connection with SEC registration statements.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance, acquisitions and international tax planning.

(4) All other fees consist of fees for products and services other than the services reported above.

Pre-Approval Policies

All audit and non-audit services provided by our independent registered public accounting firm must be pre-approved by the Audit Committee. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The Audit Committee uses the following procedures in pre-approving all audit and non-audit services provided by our independent registered public accounting firm. At or before the first meeting of the Audit Committee each year, the Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by our independent registered public accounting firm during the year. Quarterly, the Audit Committee is presented with an update of any new audit and non-audit services to be provided. The Audit Committee reviews the quarterly update and approves the services outlined therein if such services are acceptable to the Audit Committee.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) **FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES**

1. Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of the Original 10-K.
2. Other schedules are omitted because they are not applicable, not required, or because required information is included in the Consolidated Financial Statements or notes thereto.

(b) **EXHIBITS**

We have filed the exhibits listed in the Exhibit Index below in this Form 10-K/A:

Exhibit Number	Exhibit Description	Incorporated by Reference		Filed or Furnished	
		Form	Exhibit	Filing Date	Herewith
2.4	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (as Equityholders' Agent) (the "Envoy Merger Agreement")	8-K	2.1	04/24/2023	
2.6	Amendment No. 1 to the Envoy Merger Agreement, dated as of March 10, 2025	8-K	2.1	03/14/2025	
2.7	Amendment No. 2 to the Envoy Merger Agreement, dated as of April 4, 2025	8-K	2.1	04/09/2025	
2.8	Amendment No. 3 to the Envoy Merger Agreement, dated as of May 16, 2025	8-K	2.1	05/21/2025	
2.9	Amendment No. 4 to the Envoy Merger Agreement, dated as of August 4, 2025	8-K	2.1	08/06/2025	
3.1	Articles of Incorporation, as amended most recently on August 17, 2017	10-K	3.1	04/17/2018	
3.2	Bylaws, as amended most recently on January 29, 2018	10-K	3.2	04/17/2018	
3.4	Certificate of Withdrawal for Series A Convertible Preferred Stock	8-K	3.1	04/07/2022	
3.5	Certificate of Withdrawal for Series B Preferred Stock	8-K	3.2	04/07/2022	
3.6	Certificate of Withdrawal for Series C Convertible Preferred Stock	8-K	3.3	04/07/2022	
3.7	Certificate of Withdrawal for Series D Convertible Preferred Stock	8-K	3.4	04/07/2022	
4.3	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	4.3	04/02/2020	
4.4	Warrant Agreement, dated as of August 19, 2025, by and between Blink Charging Co. and the former equityholders of Envoy Technologies, Inc., through their agent, Fortis Advisors, LLC	8-K	4.1	08/29/2025	
4.5	Form of Placement Agent Common Stock Purchase Warrant for December 2025 Public Offering	8-K	4.1	12/12/2025	

10.14*	2018 Incentive Compensation Plan	Proxy	-	08/14/2018	
10.29	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents	8-K	10.1	09/02/2022	
10.32*	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan	14A	A	06/14/2023	
10.33*	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas	8-K	10.1	06/23/2023	
10.35	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents	8-K	10.1	11/22/2023	
10.37*	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co.	8-K	10.1	01/28/2025	
10.39*	Executive Employment Agreement, dated May 29, 2025, between Blink Charging Co. and Michael Bercovich	8-K	10.1	06/04/2025	
10.40*	Amendment, dated as of June 2, 2025, between Blink Charging Co. and Michael Bercovich	8-K	10.2	06/04/2025	
10.41	Form of Securities Purchase Agreement for December 2025 Public Offering	8-K	10.1	12/12/2025	
10.42*	Separation Agreement and General Release, dated as of February 3, 2026, by and between Blink Charging Co. and Aviv Hillo	8-K	10.1	02/05/2026	
19.1	Insider Trading Policy	10-K	19.1	03/31/2026	
21.1	Subsidiaries of the Registrant	10-K	21.1	03/31/2026	
23.1	Consent of Grant Thornton LLP	10-K	23.1	03/31/2026	
23.2	Consent of Marcum LLP	10-K	23.2	03/31/2026	
31.1	Rule 13a-14(a) Certification of Principal Executive Officer	10-K	31.1	03/31/2026	
31.2	Rule 13a-14(a) Certification of Principal Financial Officer	10-K	31.2	03/31/2026	
31.3	Rule 13a-14(a) Certification of Principal Executive Officer				X
31.4	Rule 13a-14(a) Certification of Principal Financial Officer				X
32.1**	Section 1350 Certification of Principal Executive Officer	10-K	32.1	03/31/2026	
32.2**	Section 1350 Certification of Principal Financial Officer	10-K	32.2	03/31/2026	
97.1*	Blink Charging Co. Policy for Recovery of Erroneously Awarded Compensation	10-K	97.1	03/18/2024	
101.INS	Inline XBRL Instance.				X
101.XSD	Inline XBRL Schema.				X
101.PRE	Inline XBRL Presentation.				X
101.CAL	Inline XBRL Calculation.				X
101.DEF	Inline XBRL Definition.				X
101.LAB	Inline XBRL Label.				X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)				

* Indicates a management contract or compensatory plan or arrangement.
** In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not deemed filed for purposes of Section 18 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	BLINK CHARGING CO.
Date: April 30, 2026	By: */s/ Michael C. Battaglia* Michael C. Battaglia President and Chief Executive Officer (Principal Executive Officer)
Date: April 30, 2026	By: */s/ Michael Bercovich* Michael Bercovich Chief Financial Officer (Principal Financial and Accounting Officer)

31

BOARD OF DIRECTORS

Ritsaart J.M. van Montfrans
Chairman of the Board
(*Chief Executive Officer of Incision Group*)

Michael C. Battaglia
President, Chief Executive Officer and Director

Jack Levine
Director
(*President of Jack Levine, PA*)

Martha J. Crawford
Director
(Operating Partner at Macquarie Asset Management)

Glen Moller
Director
(Chief Executive Officer of Upward Health Inc.)

EXECUTIVE MANAGEMENT

Michael C. Battaglia
President and Chief Executive Officer

Michael Bercovich
Chief Financial Officer

TRANSFER AGENT

ClearTrust, LLC
16540 Pointe Village Drive, Suite 210
Lutz, Florida 33558

INDEPENDENT PUBLIC ACCOUNTANTS

Grant Thornton LLP
Tampa, Florida

LEGAL COUNSEL

Olshan Frome Wolosky LLP
New York, New York

STOCK LISTING

NASDAQ: BLNK – Common Stock

Safe Harbor Statement

This 2025 Annual Report (this “Annual Report”) consists of our Annual Report on Form 10-K for the year ended December 31, 2025, as amended. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “targets,” “contemplates,” “projects,” “predicts,” “may,” “might,” “plan,” “will,” “would,” “should,” “could,” “may,” “can,” “potential,” “continue,” “objective,” or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements included herein are based on information available to us as of the date this Annual Report and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements and other risks detailed from time to time in our reports to the SEC.

blink®